07048695

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

MEADOWBROOK INSURANCE GROUP, INC.
(Exact Name of Registrant as Specified in Charter)

0000949156
(Registrant CIK Number)

December 31, 2006 Form 10-K
(Electronic Report, schedule, or registration statement of which the documents are a part)

1-14094
(SEC file number)

PROCESSED
MAR 28 2007
THOMSON
FINANCIAL

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Southfield, State of Michigan.

Dated: March 19, 2007

MEADOWBROOK INSURANCE GROUP, INC.
(Registrant)

By: Karen M Spaun
Karen M. Spaun, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document Description
28.1	Star Insurance Company's 2006 Schedule P.
28.2	Savers Property & Casualty Insurance Company's 2006 Schedule P.
28.3	Williamsburg National Insurance Company's 2006 Schedule P.
28.4	Ameritrust Insurance Corporation's 2006 Schedule P.

Exhibit 28.1 Star Insurance Company's 2006 Schedule P.

SCHEDULE P - ANALYSIS OF LOSSES AND LOSS EXPENSES

SCHEDULE P - PART 1 - SUMMARY

($000 Omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	633	214	326	35	52		15	762	XXX
2. 1997	82,699	36,863	45,836	40,121	19,575	10,147	4,742	3,219	109	842	29,061	XXX
3. 1998	104,473	47,884	56,589	63,621	34,754	15,727	8,913	4,628	346	295	39,964	XXX
4. 1999	121,804	57,050	64,754	88,095	49,809	18,271	8,586	6,324	588	556	53,708	XXX
5. 2000	155,124	79,942	75,181	112,269	68,215	20,863	10,610	8,224	1,264	1,048	61,268	XXX
6. 2001	166,511	79,062	87,449	98,127	50,945	17,295	6,603	7,220	1,637	1,503	63,457	XXX
7. 2002	118,422	38,430	79,992	63,967	26,899	11,540	4,148	4,770	336	2,733	48,895	XXX
8. 2003	120,165	35,373	84,792	49,238	13,502	8,729	1,264	5,028	306	519	47,922	XXX
9. 2004	163,494	42,097	121,397	52,573	16,450	8,206	1,054	5,929	158	418	49,046	XXX
10. 2005	184,246	42,769	141,477	43,283	9,897	4,866	275	5,875	65	371	43,787	XXX
11. 2006	185,244	40,960	144,284	24,008	6,356	2,951	54	4,552	5	146	25,096	XXX
12. Totals	XXX	XXX	XXX	635,937	296,616	118,922	46,281	55,820	4,814	8,444	462,967	XXX

	Losses Unpaid, Case Basis: 13 Direct and Assumed	Losses Unpaid, Case Basis: 14 Ceded	Losses Unpaid, Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid, Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid, Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid, Case Basis: 18 Ceded	Defense and Cost Containment Unpaid, Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid, Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	3,196	2,137	1,323	460	252	62	325	106	124	0	165	2,455	XXX
2. 1997	588	303	607	465	115	70	209	176	50	22	83	532	XXX
3. 1998	3,875	2,731	2,103	1,751	379	295	689	608	211	87	50	1,784	XXX
4. 1999	4,891	3,918	2,718	2,418	410	519	771	672	286	64	59	1,484	XXX
5. 2000	9,750	8,037	3,821	3,064	690	434	787	577	509	7	77	3,438	XXX
6. 2001	10,034	7,957	4,788	3,989	764	668	1,025	748	581	6	102	3,823	XXX
7. 2002	6,189	3,670	5,078	3,365	600	253	1,163	726	434	(5)	70	5,454	XXX
8. 2003	8,796	2,600	8,374	3,420	852	147	1,912	716	573	1	115	13,624	XXX
9. 2004	17,167	6,870	16,683	7,502	1,637	301	4,507	2,088	1,021	1	280	24,254	XXX
10. 2005	23,889	5,204	29,216	9,696	2,102	270	7,868	2,768	1,663	2	414	46,798	XXX
11. 2006	22,285	4,342	47,859	12,667	1,607	172	12,372	3,474	2,881	2	624	66,346	XXX
12. Totals	110,660	47,771	122,570	48,797	9,407	3,191	31,628	12,659	8,333	188	2,039	169,992	XXX

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	1,922	533
2. 1997	55,055	25,462	29,593	66.6	69.1	64.6			56.60	426	106
3. 1998	91,233	49,484	41,748	87.3	103.3	73.8			56.60	1,496	288
4. 1999	121,766	66,574	55,192	100.0	116.7	85.2			56.60	1,272	212
5. 2000	156,915	92,208	64,707	101.2	115.3	86.1			56.60	2,470	968
6. 2001	139,835	72,554	67,280	84.0	91.8	76.9			56.60	2,876	947
7. 2002	93,740	39,391	54,349	79.2	102.5	67.9			56.60	4,232	1,223
8. 2003	83,502	21,956	61,546	69.5	62.1	72.6			56.60	11,150	2,474
9. 2004	107,724	34,424	73,299	65.9	81.8	60.4			56.60	19,479	4,775
10. 2005	118,762	28,177	90,585	64.5	65.9	64.0			56.60	38,205	8,593
11. 2006	118,514	27,071	91,443	64.0	66.1	63.4			56.60	53,135	13,212
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	136,662	33,330

Note: Parts 2 and 4 are gross of all discounting, including tabular discounting. Part 1 is gross of only nontabular discounting, which is reported in Columns 32 and 33 of Part 1. The tabular discount, if any, is reported in the Notes to Financial Statements which will reconcile Part 1 with Parts 2 and 4.

SCHEDULE P - PART 2 - SUMMARY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										DEVELOPMENT	
	1	2	3	4	5	6	7	8	9	10	11	12
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	One Year	Two Year
1. Prior	21,054	20,729	30,906	30,554	30,455	31,118	32,475	33,007	33,173	33,537	364	529
2. 1997	22,937	26,294	26,424	26,310	26,374	26,134	26,093	26,305	26,368	26,454	86	150
3. 1998	XXX	30,263	34,010	38,845	35,357	36,040	36,037	36,570	37,030	37,343	313	773
4. 1999	XXX	XXX	38,954	44,053	45,412	48,687	49,805	49,168	49,141	49,233	91	65
5. 2000	XXX	XXX	XXX	52,116	58,476	55,337	54,538	54,154	56,383	57,244	862	3,090
6. 2001	XXX	XXX	XXX	XXX	57,722	60,254	61,790	62,811	61,653	61,123	(529)	(1,688)
7. 2002	XXX	XXX	XXX	XXX	XXX	49,796	48,682	49,087	49,851	49,476	(374)	389
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	52,740	53,445	55,696	56,252	556	2,807
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	72,740	70,015	66,509	(3,506)	(6,231)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	82,455	83,114	659	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	84,017	XXX	XXX
										12. Totals	(1,478)	(117)

SCHEDULE P - PART 3 - SUMMARY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006		
1. Prior	000	9,685	14,582	23,333	25,657	26,592	28,359	29,297	30,495	31,206	XXX	XXX
2. 1997	6,429	14,509	19,734	22,119	23,776	24,473	25,104	25,352	25,679	25,951	XXX	XXX
3. 1998	XXX	7,680	17,608	25,268	29,241	32,008	33,656	34,333	35,270	35,682	XXX	XXX
4. 1999	XXX	XXX	9,168	22,300	32,190	40,558	45,011	46,478	47,641	47,971	XXX	XXX
5. 2000	XXX	XXX	XXX	13,011	30,017	39,411	46,673	50,301	52,378	54,308	XXX	XXX
6. 2001	XXX	XXX	XXX	XXX	14,744	33,121	45,504	52,199	55,889	57,875	XXX	XXX
7. 2002	XXX	XXX	XXX	XXX	XXX	13,352	26,751	36,070	41,764	44,461	XXX	XXX
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	13,507	27,717	37,119	43,201	XXX	XXX
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16,345	32,842	43,275	XXX	XXX
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	18,364	37,977	XXX	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20,550	XXX	XXX

SCHEDULE P - PART 4 - SUMMARY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
1. Prior	7,181	2,236	3,681	1,975	1,477	1,174	1,501	1,261	1,080	1,082
2. 1997	11,091	5,437	2,949	2,257	1,000	631	371	404	234	174
3. 1998	XXX	14,317	7,639	8,060	1,981	1,476	762	678	503	432
4. 1999	XXX	XXX	19,376	10,702	4,794	2,435	1,971	1,182	546	399
5. 2000	XXX	XXX	XXX	25,786	12,737	4,848	1,206	333	1,135	967
6. 2001	XXX	XXX	XXX	XXX	25,961	11,264	5,542	4,606	1,625	1,076
7. 2002	XXX	XXX	XXX	XXX	XXX	23,590	9,670	5,234	3,337	2,150
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	25,059	13,023	8,454	6,151
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	38,823	20,690	11,600
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	42,123	24,620
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	44,090

Sch. P-Pt. 1A
NONE

Sch. P-Pt. 1B
NONE

SCHEDULE P - PART 1C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1997	1,393	45	1,348	765	1	120		41			925	877
3. 1998	7,158	4,234	2,924	9,389	7,645	1,915	1,849	490	108	5	2,193	2,230
4. 1999	12,943	8,106	4,837	13,330	9,670	2,264	1,648	774	256	10	4,795	3,004
5. 2000	24,128	18,624	5,504	26,052	19,755	4,044	3,240	1,207	438	30	7,870	4,749
6. 2001	22,963	7,379	15,584	20,704	8,778	3,055	1,337	866	270	366	14,239	2,599
7. 2002	11,737	1,805	9,932	7,608	1,910	799	255	541	323	110	6,459	627
8. 2003	9,503	2,179	7,324	3,716	660	933	259	525	14	2	4,240	534
9. 2004	21,623	5,053	16,571	8,188	2,456	1,053	311	653	6	6	7,120	1,079
10. 2005	32,037	6,355	25,682	6,622	776	401	43	714		5	6,918	1,373
11. 2006	32,910	4,982	27,927	2,413	1	58		644		7	3,114	1,236
12. Totals	XXX	XXX	XXX	98,786	51,653	14,642	8,942	6,454	1,414	541	57,873	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	1
2. 1997												0	
3. 1998	76	76	104	104	9	9	21	21	7	7	1	0	3
4. 1999	49	39	3		6	6	1		2	1	1	14	6
5. 2000	136	92	205	140	91	61	41	28	15	6	2	163	7
6. 2001	765	377	384	441	59	23	77	88	41	4	7	391	16
7. 2002	392	48	144	33	38	5	29	7	15		3	524	12
8. 2003	898	424	281	173	85		56	34	43		7	733	11
9. 2004	2,385	967	1,342	903	234	37	268	180	75		22	2,215	34
10. 2005	6,356	1,356	5,596	3,001	342	14	1,116	599	228		70	8,669	101
11. 2006	4,195	362	10,696	2,973	160	4	2,133	593	509		88	13,760	441
12. Totals	15,252	3,741	18,754	7,769	1,023	159	3,741	1,550	935	17	201	26,470	632

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1997	926	1	925	66.5	2.5	68.6			56.60	0	0
3. 1998	12,011	9,818	2,193	167.8	231.9	75.0			56.60	0	0
4. 1999	16,428	11,619	4,809	126.9	143.3	99.4			56.60	12	2
5. 2000	31,792	23,759	8,033	131.8	127.6	145.9			56.60	110	53
6. 2001	25,949	11,318	14,631	113.0	153.4	93.9			56.60	330	61
7. 2002	9,564	2,581	6,983	81.5	143.0	70.3			56.60	454	70
8. 2003	6,537	1,564	4,973	68.8	71.8	67.9			56.60	583	150
9. 2004	14,197	4,861	9,336	65.7	96.2	56.3			56.60	1,857	359
10. 2005	21,375	5,788	15,587	66.7	91.1	60.7			56.60	7,596	1,074
11. 2006	20,808	3,933	16,875	63.2	78.9	60.4			56.60	11,556	2,205
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	22,497	3,973

SCHEDULE P - PART 1D - WORKERS' COMPENSATION

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	583	211	57	32	3			400	XXX
2. 1997	39,399	14,654	24,745	16,830	5,236	2,239	444	2,009	58	86	15,339	4,831
3. 1998	49,054	17,684	31,370	26,191	9,031	3,667	1,085	2,638	121	48	22,258	6,478
4. 1999	53,156	19,917	33,239	34,893	14,623	4,778	2,012	3,230	206	95	26,060	6,833
5. 2000	68,930	27,761	41,170	52,180	30,031	6,542	3,100	4,525	544	278	29,571	8,667
6. 2001	79,278	44,099	35,179	41,478	26,021	4,914	2,712	3,873	1,058	424	20,473	9,741
7. 2002	61,240	17,386	43,854	29,585	9,251	4,175	708	2,503	(233)	138	26,536	4,911
8. 2003	69,692	19,259	50,433	29,860	7,556	4,672	371	2,829	2	191	29,433	4,576
9. 2004	81,172	15,944	65,229	24,615	3,343	4,423	222	3,265		101	28,737	4,581
10. 2005	78,040	10,446	67,594	18,456	1,517	3,197	65	2,702		28	22,774	3,937
11. 2006	69,579	8,403	61,176	7,369	726	2,499	22	2,245		6	11,366	3,486
12. Totals	XXX	XXX	XXX	282,041	107,546	41,163	10,774	29,821	1,756	1,395	232,948	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	3,140	2,137	967	353	76	61	173	63	100		22	1,843	15
2. 1997	415	183	200	82	27	8	36	15	23		3	412	7
3. 1998	3,155	2,134	768	473	131	60	137	85	111		21	1,552	20
4. 1999	3,886	3,236	1,581	1,424	184	165	283	255	188		29	1,040	40
5. 2000	9,208	7,900	3,207	2,767	389	365	566	495	451		66	2,294	80
6. 2001	7,013	6,371	3,690	3,182	375	330	660	569	432		57	1,718	100
7. 2002	5,126	3,419	3,879	2,732	319	171	694	488	344		48	3,551	68
8. 2003	6,259	1,718	6,389	2,560	408	87	1,143	458	401		67	9,778	113
9. 2004	9,120	3,667	9,177	3,558	688	134	1,641	636	635		97	13,266	192
10. 2005	11,973	2,368	13,192	2,495	930	125	2,359	446	910		134	23,930	321
11. 2006	11,475	1,150	19,947	3,472	829	68	3,567	621	1,477		167	31,983	1,382
12. Totals	70,771	34,282	62,996	23,096	4,355	1,575	11,257	4,130	5,072	0	713	91,367	2,340

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	1,618	225
2. 1997	21,778	6,026	15,751	55.3	41.1	63.7			56.60	350	63
3. 1998	36,798	12,989	23,810	75.0	73.5	75.9			56.60	1,317	235
4. 1999	49,021	21,921	27,100	92.2	110.1	81.5			56.60	806	234
5. 2000	77,068	45,203	31,865	111.8	162.8	77.4			56.60	1,748	546
6. 2001	62,434	40,243	22,191	78.8	91.3	63.1			56.60	1,151	567
7. 2002	46,625	16,537	30,088	76.1	95.1	68.6			56.60	2,854	697
8. 2003	51,962	12,751	39,211	74.6	66.2	77.7			56.60	8,371	1,408
9. 2004	53,563	11,560	42,003	66.0	72.5	64.4			56.60	11,072	2,193
10. 2005	53,720	7,016	46,703	68.8	67.2	69.1			56.60	20,303	3,627
11. 2006	49,408	6,059	43,349	71.0	72.1	70.9			56.60	26,800	5,183
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	76,388	14,979

SCHEDULE P - PART 1E - COMMERCIAL MULTIPLE PERIL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	32		268	1	44		1	342	XXX
2. 1997	10,067	3,702	6,365	5,980	2,885	1,932	792	532	24	78	4,744	1,380
3. 1998	15,495	9,328	6,167	11,736	7,638	3,855	2,935	722	104	78	5,636	2,035
4. 1999	19,657	10,830	8,827	20,126	13,348	4,744	2,884	1,112	119	276	9,630	2,773
5. 2000	22,654	12,146	10,507	16,333	9,305	3,631	2,007	1,203	211	490	9,644	3,069
6. 2001	24,200	8,916	15,284	18,808	7,583	3,243	418	1,178	119	289	15,109	2,639
7. 2002	19,624	6,345	13,279	12,006	5,332	1,882	468	930	80	145	8,938	1,533
8. 2003	21,355	6,597	14,758	7,592	916	1,491	199	844	68	207	8,745	1,204
9. 2004	36,707	11,965	24,742	11,396	5,232	1,479	311	1,206	16	133	8,521	1,348
10. 2005	45,003	13,970	31,033	11,444	4,401	701	113	1,288	(1)	80	8,919	1,181
11. 2006	51,694	15,958	35,736	8,680	2,994	283	26	934	(1)	37	6,879	987
12. Totals	XXX	XXX	XXX	124,133	59,633	23,508	10,153	9,993	740	1,812	87,107	XXX

	Losses Unpaid, Case Basis: 13 Direct and Assumed	Losses Unpaid, Case Basis: 14 Ceded	Losses Unpaid, Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid, Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid, Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid, Case Basis: 18 Ceded	Defense and Cost Containment Unpaid, Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid, Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	38		196	2	159	2	85	1	17		4	492	37
2. 1997	109	96	310	301	60	56	134	130	22	21	7	29	10
3. 1998	360	349	1,159	1,122	230	221	500	485	80	80	25	74	19
4. 1999	434	299	985	910	195	167	423	393	72	63	23	277	27
5. 2000	154	6	64	45	62	4	28	19	11	1	3	244	8
6. 2001	1,153	460	265	145	218	220	91	49	60		23	914	22
7. 2002	368	54	496	235	90	11	191	89	40		14	796	16
8. 2003	1,131	306	945	115	161	13	369	33	72		34	2,211	32
9. 2004	4,479	1,816	4,448	1,892	384	72	1,779	740	180	0	145	6,751	134
10. 2005	4,498	1,305	6,880	2,481	471	74	2,704	994	300	2	186	9,997	173
11. 2006	5,529	2,751	10,642	3,493	277	75	3,861	1,263	478	2	264	13,203	290
12. Totals	18,255	7,442	26,391	10,742	2,307	914	10,164	4,196	1,334	169	728	34,988	769

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	233	259
2. 1997	9,078	4,305	4,773	90.2	116.3	75.0			56.60	21	8
3. 1998	18,643	12,933	5,710	120.3	138.7	92.6			56.60	48	26
4. 1999	28,091	18,183	9,907	142.9	167.9	112.2			56.60	210	67
5. 2000	21,485	11,597	9,888	94.8	95.5	94.1			56.60	168	76
6. 2001	25,017	8,993	16,024	103.4	100.9	104.8			56.60	813	101
7. 2002	16,003	6,270	9,734	81.5	98.8	73.3			56.60	577	219
8. 2003	12,606	1,649	10,957	59.0	25.0	74.2			56.60	1,655	556
9. 2004	25,351	10,079	15,272	69.1	84.2	61.7			56.60	5,220	1,532
10. 2005	28,286	9,370	18,916	62.9	67.1	61.0			56.60	7,592	2,405
11. 2006	30,685	10,603	20,081	59.4	66.4	56.2			56.60	9,927	3,276
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	26,463	8,525

SCHEDULE P - PART 1F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX		3	2	2	1			(2)	XXX
2. 1997	389	181	208	32	34	76	58	9			25	10
3. 1998	367	186	181	24	11	58	48	6			29	19
4. 1999	478	230	248	230	33	55	9	19			262	14
5. 2000	580	194	387	336	224	153	82	19			203	18
6. 2001	670	171	498	51	74	73	34	12			29	15
7. 2002	648	89	559	154	23	136	32	19			254	11
8. 2003	859	72	786	153	1	36	3	15			201	16
9. 2004	971	70	901	53		38	5	13			99	9
10. 2005	1,122	63	1,058			6	3	10			12	1
11. 2006	1,072	5	1,067					1			1	1
12. Totals	XXX	XXX	XXX	1,033	404	636	276	123	0	0	1,112	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior			23				13		2			38	
2. 1997	40		11		19		6		4			80	1
3. 1998			2				1		0			4	
4. 1999			6				4		0			10	
5. 2000	34		36	0	22		21	0	6			118	1
6. 2001			34	3			20	2	3			52	
7. 2002	14		58	7	23	5	33	4	7			118	2
8. 2003	105	15	87	4	33	10	50	3	15			257	4
9. 2004	48	23	216	20	38	16	123	13	26			379	3
10. 2005	116	58	306	15	23	11	175	11	43			568	1
11. 2006			396	2			226	1	55			674	
12. Totals	357	96	1,175	51	158	42	670	34	161	0	0	2,298	11

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	23	15
2. 1997	197	92	105	50.8	50.9	50.6			56.60	51	30
3. 1998	92	59	32	25.1	31.9	18.0			56.60	2	1
4. 1999	315	42	272	65.8	18.4	109.8			56.60	6	4
5. 2000	627	306	321	108.0	158.1	83.0			56.60	70	48
6. 2001	193	112	81	28.9	65.5	16.3			56.60	31	21
7. 2002	444	72	372	68.5	80.5	66.6			56.60	64	54
8. 2003	494	36	458	57.5	49.2	58.3			56.60	173	84
9. 2004	555	77	478	57.2	109.7	53.1			56.60	221	158
10. 2005	678	98	580	60.4	154.4	54.8			56.60	350	218
11. 2006	677	3	674	63.2	58.8	63.2			56.60	394	280
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	1,385	913

SCHEDULE P - PART 1F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1997	1,318	668	649	456	122	295	106	45			569	45
3. 1998	1,477	762	715	797	409	370	145	53			667	48
4. 1999	1,701	820	881	1,007	408	634	282	72			1,024	62
5. 2000	2,050	646	1,404	1,669	905	726	192	92			1,390	59
6. 2001	2,802	613	2,189	1,969	1,052	994	166	120			1,865	63
7. 2002	3,507	694	2,813	1,173	143	1,085	105	129			2,138	79
8. 2003	4,334	827	3,508	2,472	910	1,245	197	196			2,807	89
9. 2004	4,989	986	4,003	410	37	668	82	147			1,107	72
10. 2005	5,733	623	5,110	173	18	225	27	146			499	41
11. 2006	5,366	491	4,875			30	5	115			141	35
12. Totals	XXX	XXX	XXX	10,127	4,003	6,274	1,306	1,116	0	0	12,207	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1997												0	
3. 1998												0	
4. 1999	6		6	4	10		4	2	1			21	1
5. 2000			0	0			0	0	0			(0)	
6. 2001			1	0			0	0	0			1	
7. 2002	28		44	8	19		25	4	6			110	1
8. 2003	156		111	56	102	3	63	32	22			364	5
9. 2004	619	57	450	316	143	13	257	181	56			958	10
10. 2005	743	65	1,190	171	199	33	678	101	116			2,556	13
11. 2006	425	63	1,804	188	243	18	1,029	110	186			3,306	20
12. Totals	1,977	186	3,607	743	716	68	2,056	430	387	0	0	7,316	50

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1997	796	228	569	60.4	34.0	87.6			56.60	0	0
3. 1998	1,221	554	667	82.7	72.7	93.3			56.60	0	0
4. 1999	1,741	696	1,045	102.4	84.9	118.7			56.60	8	13
5. 2000	2,487	1,097	1,390	121.3	169.9	99.0			56.60	(0)	(0)
6. 2001	3,084	1,218	1,866	110.1	198.7	85.3			56.60	1	0
7. 2002	2,509	260	2,249	71.5	37.5	79.9			56.60	65	45
8. 2003	4,367	1,197	3,171	100.8	144.7	90.4			56.60	211	152
9. 2004	2,750	686	2,064	55.1	69.5	51.6			56.60	696	262
10. 2005	3,470	415	3,055	60.5	66.6	59.8			56.60	1,697	859
11. 2006	3,832	385	3,447	71.4	78.5	70.7			56.60	1,977	1,329
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	4,655	2,660

SCHEDULE P - PART 1G - SPECIAL LIABILITY
(OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1997			0								0	XXX
3. 1998			0								0	XXX
4. 1999			0								0	XXX
5. 2000			0								0	XXX
6. 2001			0								0	XXX
7. 2002			0								0	XXX
8. 2003			0								0	XXX
9. 2004			0								0	XXX
10. 2005			0								0	XXX
11. 2006			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1997												0	
3. 1998												0	
4. 1999												0	
5. 2000												0	
6. 2001												0	
7. 2002												0	
8. 2003												0	
9. 2004												0	
10. 2005												0	
11. 2006												0	
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

NONE

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1997	0	0	0	0.0	0.0	0.0				0	0
3. 1998	0	0	0	0.0	0.0	0.0				0	0
4. 1999	0	0	0	0.0	0.0	0.0				0	0
5. 2000	0	0	0	0.0	0.0	0.0				0	0
6. 2001	0	0	0	0.0	0.0	0.0				0	0
7. 2002	0	0	0	0.0	0.0	0.0				0	0
8. 2003	0	0	0	0.0	0.0	0.0				0	0
9. 2004	0	0	0	0.0	0.0	0.0				0	0
10. 2005	0	0	0	0.0	0.0	0.0				0	0
11. 2006	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments - Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX					3			3	XXX
2. 1997	3,783	979	2,805	1,563	644	596	92	158			1,582	229
3. 1998	6,607	744	5,863	2,464	625	1,392	262	251			3,221	340
4. 1999	8,407	3,070	5,337	5,193	2,353	2,705	395	471		22	5,622	464
5. 2000	9,194	4,354	4,840	3,484	859	2,121	367	338			4,718	389
6. 2001	8,268	3,038	5,230	2,852	1,685	1,275	204	337		207	2,574	305
7. 2002	4,732	2,674	2,058	342	53	248	62	158			633	143
8. 2003	4,569	2,446	2,123	541	278	104	59	135	(39)		482	96
9. 2004	5,756	2,894	2,862	3,198	2,905	140	20	190	39	2	564	238
10. 2005	6,852	4,150	2,702	172	112	36	5	233		1	324	104
11. 2006	7,361	3,522	3,839	28	4	5	1	82			110	82
12. Totals	XXX	XXX	XXX	19,838	9,517	8,621	1,467	2,357	0	232	19,833	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	17		71	60	16		31	26	3		1	51	3
2. 1997			27	23			12	10	1		1	7	
3. 1998	255	149	37	27	8	5	16	8	10		3	137	1
4. 1999	470	297	125	68	13	180	54	18	22		7	122	2
5. 2000	108	1	264	90	111	2	114	26	20		5	498	7
6. 2001	977	679	276	138	85	93	119	8	33		15	572	6
7. 2002	68	33	284	223	8	4	123	83	8		4	149	5
8. 2003	65	24	486	445	29	12	210	136	13		6	187	5
9. 2004	285	132	880	692	58	11	380	299	30		14	499	20
10. 2005	95	39	1,641	1,276	35	10	709	551	37		20	643	16
11. 2006	104	15	2,544	1,629	19	6	1,099	703	83		31	1,496	32
12. Totals	2,444	1,368	6,636	4,669	384	322	2,866	1,867	259	0	106	4,362	97

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	27	24
2. 1997	2,357	768	1,589	62.3	78.5	56.7			56.60	4	2
3. 1998	4,434	1,076	3,358	67.1	144.6	57.3			56.60	116	22
4. 1999	9,053	3,310	5,743	107.7	107.8	107.6			56.60	230	(108)
5. 2000	6,560	1,344	5,216	71.3	30.9	107.8			56.60	281	217
6. 2001	5,953	2,807	3,147	72.0	92.4	60.2			56.60	437	136
7. 2002	1,240	457	783	26.2	17.1	38.0			56.60	97	52
8. 2003	1,584	915	669	34.7	37.4	31.5			56.60	82	105
9. 2004	5,162	4,098	1,064	89.7	141.6	37.2			56.60	341	158
10. 2005	2,958	1,991	967	43.2	48.0	35.8			56.60	422	221
11. 2006	3,964	2,357	1,606	53.8	66.9	41.8			56.60	1,005	491
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	3,042	1,319

SCHEDULE P - PART 1H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	33		(2)		1			32	XXX
2. 1997	6,770	1,050	5,719	1,911	337	1,783	396	182	27		3,116	207
3. 1998	7,173	1,094	6,079	3,330	1,064	2,003	396	249	13		4,109	214
4. 1999	8,178	1,292	6,887	2,229	608	1,828	349	246	3		3,341	264
5. 2000	8,800	2,040	6,759	3,030	1,423	2,284	624	421	71	6	3,616	292
6. 2001	9,477	2,826	6,651	4,186	1,777	2,813	1,053	543	187		4,525	321
7. 2002	4,506	1,597	2,909	1,656	959	1,114	625	368	165	57	1,389	213
8. 2003	396	24	372	16	16	47	22	316	261		79	30
9. 2004	1,641	878	763	80		222		231	97		436	94
10. 2005	2,215	348	1,867	110		171		257	66		473	142
11. 2006	2,390	324	2,066	123		9		95	6		221	108
12. Totals	XXX	XXX	XXX	16,704	6,185	12,272	3,465	2,909	897	62	21,338	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1997					9	6			0			3	1
3. 1998	6		13	5			5	2	1			18	1
4. 1999												0	
5. 2000	57		34	12	11		15	5	5		1	104	2
6. 2001	54		118	60	28	3	51	26	11	1	1	172	4
7. 2002	76		98	54	47		42	23	12		1	198	3
8. 2003												0	
9. 2004	1		115	70	66		50	30	10		1	142	3
10. 2005	72		225	105	35		97	45	19		1	298	12
11. 2006	50		455	126	39		196	54	33		2	593	30
12. Totals	315	0	1,057	432	235	9	457	187	93	1	5	1,528	55

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1997	3,886	766	3,120	57.4	72.9	54.5			56.60	0	3
3. 1998	5,607	1,480	4,127	78.2	135.3	67.9			56.60	14	4
4. 1999	4,302	961	3,341	52.6	74.4	48.5			56.60	0	0
5. 2000	5,856	2,136	3,721	66.6	104.7	55.0			56.60	79	26
6. 2001	7,804	3,108	4,696	82.3	110.0	70.6			56.60	112	60
7. 2002	3,414	1,827	1,587	75.8	114.4	54.6			56.60	120	78
8. 2003	379	299	79	95.6	1,259.5	21.3			56.60	0	0
9. 2004	776	198	578	47.2	22.5	75.8			56.60	46	96
10. 2005	987	216	770	44.6	62.2	41.3			56.60	192	106
11. 2006	1,000	186	814	41.9	57.4	39.4			56.60	379	214
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	940	587

SCHEDULE P - PART 1I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments — Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	101	55	70	53	2		3	65	XXX
2. 2005	7,432	6,154	1,278	3,534	3,046	6	3	59			550	XXX
3. 2006	7,818	6,578	1,240	2,991	2,621	14		76			461	XXX
4. Totals	XXX	XXX	XXX	6,626	5,722	91	55	137	0	3	1,076	XXX

	Losses Unpaid — Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid — Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	379	275	63	51	57	40	7	6	12		1	145	17
2. 2005	3	2	156	139	2	1	17	15	5		1	26	4
3. 2006	24	2	774	650	3		84	71	25		2	187	6
4. Totals	406	278	992	841	62	42	108	92	42	0	4	358	27

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	116	30
2. 2005	3,781	3,206	576	50.9	52.1	45.1			56.60	19	7
3. 2006	3,992	3,345	647	51.1	50.8	52.2			56.60	145	41
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	280	78

SCHEDULE P - PART 1J - AUTO PHYSICAL DAMAGE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	2		14		21		34	37	XXX
2. 2005	5,288	406	4,882	2,741		104		456		256	3,300	517
3. 2006	6,163	428	5,735	2,378		52		348		94	2,778	478
4. Totals	XXX	XXX	XXX	5,121	0	170	0	825	0	384	6,116	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior					10	2			0			8	25
2. 2005	16				54				2		2	72	36
3. 2006	428		273		24		37		20		70	782	120
4. Totals	444	0	273	0	88	2	37	0	22	0	72	862	182

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	8
2. 2005	3,372	0	3,372	63.8	0.0	69.1			56.60	16	56
3. 2006	3,560	0	3,560	57.8	0.0	62.1			56.60	701	81
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	717	144

SCHEDULE P - PART 1K - FIDELITY/SURETY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	(26)	(11)	374	370			2,358	(11)	XXX
2. 2005	80	77	3	27	27	16	16			1	0	XXX
3. 2006	44	41	3								0	XXX
4. Totals	XXX	XXX	XXX	1	16	390	386	0	0	2,359	(11)	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	Losses Unpaid: Case Basis: 14 Ceded	Losses Unpaid: Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid: Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid: Case Basis: 18 Ceded	Defense and Cost Containment Unpaid: Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid: Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	367	367	326	305	57	57	117	110	11	(0)	210	39	
2. 2005	8	8	5	5			2	2	0	0		0	
3. 2006			19	18			7	6	1			2	
4. Totals	375	375	350	328	57	57	126	118	12	(0)	210	42	0

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	21	19
2. 2005	59	58	0	73.5	76.0	7.4			56.60	0	0
3. 2006	27	24	2	60.8	59.9	71.5			56.60	1	1
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	22	20

Sch. P-Pt. 1L
NONE

Sch. P-Pt. 1M
NONE

Sch. P-Pt. 1N
NONE

SCHEDULE P - PART 1O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1997			0								0	XXX
3. 1998			0								0	XXX
4. 1999			0								0	XXX
5. 2000			0								0	XXX
6. 2001			0								0	XXX
7. 2002	0		0								0	XXX
8. 2003		(1,880)	1,880								0	XXX
9. 2004		(1,507)	1,507								0	XXX
10. 2005			0								0	XXX
11. 2006			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 1997												0	XXX
3. 1998												0	XXX
4. 1999												0	XXX
5. 2000												0	XXX
6. 2001												0	XXX
7. 2002												0	XXX
8. 2003												0	XXX
9. 2004												0	XXX
10. 2005												0	XXX
11. 2006												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1997	0	0	0	0.0	0.0	0.0			56.60	0	0
3. 1998	0	0	0	0.0	0.0	0.0			56.60	0	0
4. 1999	0	0	0	0.0	0.0	0.0			56.60	0	0
5. 2000	0	0	0	0.0	0.0	0.0			56.60	0	0
6. 2001	0	0	0	0.0	0.0	0.0			56.60	0	0
7. 2002	0	0	0	0.0	0.0	0.0			56.60	0	0
8. 2003	0	0	0	0.0	0.0	0.0			56.60	0	0
9. 2004	0	0	0	0.0	0.0	0.0			56.60	0	0
10. 2005	0	0	0	0.0	0.0	0.0			56.60	0	0
11. 2006	0	0	0	0.0	0.0	0.0			56.60	0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1997			0								0	XXX
3. 1998			0								0	XXX
4. 1999			0								0	XXX
5. 2000			0								0	XXX
6. 2001			0								0	XXX
7. 2002			0								0	XXX
8. 2003			0								0	XXX
9. 2004			0								0	XXX
10. 2005			0								0	XXX
11. 2006			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 1997												0	XXX
3. 1998												0	XXX
4. 1999												0	XXX
5. 2000												0	XXX
6. 2001												0	XXX
7. 2002												0	XXX
8. 2003												0	XXX
9. 2004												0	XXX
10. 2005												0	XXX
11. 2006												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

NONE

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1997	0	0	0	0.0	0.0	0.0				0	0
3. 1998	0	0	0	0.0	0.0	0.0				0	0
4. 1999	0	0	0	0.0	0.0	0.0				0	0
5. 2000	0	0	0	0.0	0.0	0.0				0	0
6. 2001	0	0	0	0.0	0.0	0.0				0	0
7. 2002	0	0	0	0.0	0.0	0.0				0	0
8. 2003	0	0	0	0.0	0.0	0.0				0	0
9. 2004	0	0	0	0.0	0.0	0.0				0	0
10. 2005	0	0	0	0.0	0.0	0.0				0	0
11. 2006	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1997	458	230	229	3		128	109	5			27	3
3. 1998	514	267	248	7	4	12	6	5			14	1
4. 1999	401	149	252					4			4	1
5. 2000	261	65	196	397	228	40	34	3			178	5
6. 2001	237	99	138	33	5	27	3	6	1		57	3
7. 2002	137	46	91	2	1						1	1
8. 2003	162	32	130					5			5	1
9. 2004	155	29	126	1				5			6	1
10. 2005	256	65	192	5		3		10			18	3
11. 2006	548	138	410	24	10	1	1	12		2	25	10
12. Totals	XXX	XXX	XXX	471	248	212	152	54	1	2	336	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	Losses Unpaid - Case Basis: 14 Ceded	Losses Unpaid - Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid - Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid - Case Basis: 18 Ceded	Defense and Cost Containment Unpaid - Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid - Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior			2	2			1	1	0			1	
2. 1997			0	0			0	0	0			0	
3. 1998			0	0			0	0	0			0	
4. 1999												0	
5. 2000			0	0			0	0	0			0	
6. 2001			1	0			0	0	0			1	
7. 2002			0	0			0	0	0			0	
8. 2003												0	
9. 2004			0	0			0	0	0			0	
10. 2005	8	4	24	9	11	1	11	4	2			39	2
11. 2006	55		179	61	12		77	26	15			250	3
12. Totals	63	4	208	73	23	1	90	31	18	0	0	292	5

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage: 30 Ceded	Loss and Loss Expense Percentage: 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	1	0
2. 1997	137	110	27	29.8	47.7	11.9			56.60	0	0
3. 1998	24	10	14	4.6	3.6	5.7			56.60	0	0
4. 1999	4	0	4	1.0	0.0	1.6			56.60	0	0
5. 2000	441	262	178	168.9	406.3	90.9			56.60	0	0
6. 2001	67	9	58	28.3	9.1	42.1			56.60	1	0
7. 2002	2	1	1	1.4	2.7	0.7			56.60	0	0
8. 2003	5	0	5	2.8	0.0	3.5			56.60	0	0
9. 2004	7	0	7	4.3	0.5	5.2			56.60	0	0
10. 2005	75	18	57	29.3	27.4	29.9			56.60	20	19
11. 2006	374	99	275	68.2	71.4	67.1			56.60	172	78
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	194	98

SCHEDULE P - PART 1R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1997	352	131	221	14	19	56	54	2			(1)	4
3. 1998	269	211	58	50		15	15	1			50	2
4. 1999	244	72	172	566	566	66	66	2			2	2
5. 2000	165	83	83								0	
6. 2001	114	74	40			19	19				0	1
7. 2002	(23)	(21)	(2)			1	1	1			1	
8. 2003	289	50	239								0	
9. 2004	294	(2)	295					1			1	
10. 2005	188	112	76								0	
11. 2006	298	89	209								0	
12. Totals	XXX	XXX	XXX	630	585	156	155	5	0	0	52	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22			
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1997												0	
3. 1998												0	
4. 1999												0	
5. 2000												0	
6. 2001												0	
7. 2002												0	
8. 2003												0	
9. 2004												0	
10. 2005												0	
11. 2006			131	53			57	23				111	
12. Totals	0	0	131	53	0	0	57	23	0	0	0	111	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1997	72	73	(1)	20.4	55.6	(0.5)			56.60	0	0
3. 1998	65	15	50	24.2	7.0	87.3			56.60	0	0
4. 1999	634	632	2	259.9	879.5	1.0			56.60	0	0
5. 2000	0	0	0	0.0	0.0	0.0			56.60	0	0
6. 2001	19	19	0	16.4	25.4	0.0			56.60	0	0
7. 2002	1	1	1	(5.0)	(2.7)	(33.3)			56.60	0	0
8. 2003	0	0	0	0.0	0.0	0.0			56.60	0	0
9. 2004	1	0	1	0.2	0.0	0.2			56.60	0	0
10. 2005	0	0	0	0.0	0.0	0.0			56.60	0	0
11. 2006	187	76	111	62.8	85.4	53.1			56.60	78	33
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	78	33

SCHEDULE P - PART 1S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 2005			0								0	XXX
3. 2006			0								0	XXX
4. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 2005												0	
3. 2006												0	
4. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

NONE

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2005	0	0	0	0.0	0.0	0.0				0	0
3. 2006	0	0	0	0.0	0.0	0.0				0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 2A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	One Year	Two Year
1. Prior											0	0
2. 1997											0	0
3. 1998	XXX										0	0
4. 1999	XXX	XXX									0	0
5. 2000	XXX	XXX	XXX								0	0
6. 2001	XXX	XXX	XXX	XXX							0	0
7. 2002	XXX	XXX	XXX	XXX	XXX						0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior											0	0
2. 1997											0	0
3. 1998	XXX										0	0
4. 1999	XXX	XXX									0	0
5. 2000	XXX	XXX	XXX								0	0
6. 2001	XXX	XXX	XXX	XXX							0	0
7. 2002	XXX	XXX	XXX	XXX	XXX						0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	798	883	1,110	1,119	1,193	1,270	1,287	1,287	1,288	1,288	0	1
2. 1997	869	878	921	910	894	886	884	884	884	884	0	0
3. 1998	XXX	1,685	1,906	1,955	1,824	1,851	1,824	1,816	1,811	1,811	(0)	(5)
4. 1999	XXX	XXX	3,785	3,779	4,094	4,447	4,339	4,236	4,295	4,289	(6)	53
5. 2000	XXX	XXX	XXX	5,804	5,598	7,222	6,956	7,240	7,151	7,254	103	14
6. 2001	XXX	XXX	XXX	XXX	11,179	12,171	13,612	13,817	14,148	13,998	(150)	181
7. 2002	XXX	XXX	XXX	XXX	XXX	5,967	5,841	6,568	6,748	6,750	1	181
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	4,531	4,343	4,328	4,420	92	77
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,804	9,480	8,614	(866)	(1,190)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,173	14,644	472	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,722	XXX	XXX
										12. Totals	(354)	(688)

SCHEDULE P - PART 2D - WORKERS' COMPENSATION

1. Prior	10,565	10,048	10,461	9,814	9,943	10,105	10,410	10,845	10,898	11,017	119	173
2. 1997	12,991	14,118	14,105	14,104	13,637	13,536	13,442	13,701	13,789	13,778	(11)	77
3. 1998	XXX	17,947	19,405	22,060	19,361	20,014	20,093	20,435	20,819	21,182	362	747
4. 1999	XXX	XXX	20,709	23,246	23,400	24,640	24,929	24,184	23,818	23,888	70	(295)
5. 2000	XXX	XXX	XXX	27,693	31,817	26,871	25,657	25,351	27,064	27,434	370	2,083
6. 2001	XXX	XXX	XXX	XXX	22,186	22,624	21,552	21,351	19,278	18,945	(333)	(2,406)
7. 2002	XXX	XXX	XXX	XXX	XXX	27,461	27,516	26,690	27,368	27,008	(360)	318
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	31,851	33,041	35,408	35,982	574	2,941
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	41,566	39,734	38,103	(1,631)	(3,463)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	42,906	43,091	186	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	39,627	XXX	XXX
										12. Totals	(653)	174

SCHEDULE P - PART 2E - COMMERCIAL MULTIPLE PERIL

1. Prior	4,550	4,551	4,878	5,042	5,591	5,944	6,696	6,873	6,931	7,173	242	300
2. 1997	3,595	3,934	4,208	4,293	4,385	4,396	4,312	4,255	4,249	4,264	15	9
3. 1998	XXX	4,137	4,805	5,419	5,244	5,185	5,089	5,124	5,087	5,091	4	(33)
4. 1999	XXX	XXX	5,342	6,809	7,419	8,063	8,674	8,857	8,887	8,905	18	47
5. 2000	XXX	XXX	XXX	7,979	8,509	8,535	8,918	8,525	8,937	8,886	(51)	361
6. 2001	XXX	XXX	XXX	XXX	11,964	12,238	13,701	14,387	14,892	14,905	13	518
7. 2002	XXX	XXX	XXX	XXX	XXX	8,647	8,735	9,044	8,790	8,844	54	(200)
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	9,479	10,043	10,119	10,108	(11)	66
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13,717	13,653	13,903	250	186
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,809	17,329	1,520	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	18,670	XXX	XXX
										12. Totals	2,055	1,255

SCHEDULE P - PART 2F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 One Year	12 Two Year
1. Prior	482	410	460	524	456	358	376	366	351	378	27	11
2. 1997	153	83	43	42	25	22	25	24	25	92	67	68
3. 1998	XXX	112	85	113	46	23	29	23	24	27	3	4
4. 1999	XXX	XXX	262	282	160	243	295	255	255	253	(2)	(2)
5. 2000	XXX	XXX	XXX	283	218	211	329	218	204	296	92	78
6. 2001	XXX	XXX	XXX	XXX	275	165	185	148	81	66	(16)	(82)
7. 2002	XXX	XXX	XXX	XXX	XXX	306	313	370	367	346	(21)	(24)
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	384	449	501	428	(73)	(22)
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	505	503	439	(64)	(66)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	582	527	(55)	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	619	XXX	XXX
										12. Totals	(42)	(34)

SCHEDULE P - PART 2F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	284	481	418	418	418	418	418	418	418	418	0	0
2. 1997	310	331	485	481	513	527	523	524	524	524	0	0
3. 1998	XXX	270	418	566	586	556	618	614	614	614	0	0
4. 1999	XXX	XXX	388	806	793	939	989	957	977	971	(6)	14
5. 2000	XXX	XXX	XXX	1,133	1,031	1,092	1,253	1,246	1,302	1,298	(4)	52
6. 2001	XXX	XXX	XXX	XXX	1,744	2,143	2,038	1,841	1,758	1,746	(11)	(95)
7. 2002	XXX	XXX	XXX	XXX	XXX	1,765	2,109	2,164	2,177	2,114	(63)	(50)
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	2,499	2,927	3,061	2,952	(108)	26
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,875	2,759	1,861	(898)	(1,014)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,607	2,793	(814)	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,146	XXX	XXX
										12. Totals	(1,904)	(1,066)

-

SCHEDULE P - PART 2G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER & MACHINERY)

NONE

1. Prior											0	0
2. 1997											0	0
3. 1998	XXX										0	0
4. 1999	XXX	XXX									0	0
5. 2000	XXX	XXX	XXX								0	0
6. 2001	XXX	XXX	XXX	XXX							0	0
7. 2002	XXX	XXX	XXX	XXX	XXX						0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	2,097	2,231	2,304	2,131	2,347	2,348	2,394	2,356	2,338	2,378	40	22
2. 1997	1,154	1,361	1,516	1,520	1,411	1,435	1,436	1,410	1,414	1,430	16	19
3. 1998	XXX	2,265	2,605	3,785	3,124	3,086	2,996	2,990	3,130	3,097	(33)	107
4. 1999	XXX	XXX	2,769	3,337	3,896	4,511	4,791	4,976	5,233	5,250	18	274
5. 2000	XXX	XXX	XXX	2,720	4,106	4,148	4,138	4,153	4,389	4,858	469	705
6. 2001	XXX	XXX	XXX	XXX	2,236	2,134	2,160	2,465	2,720	2,777	56	311
7. 2002	XXX	XXX	XXX	XXX	XXX	1,343	654	593	670	616	(55)	23
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	1,838	754	495	482	(13)	(272)
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,296	1,105	883	(222)	(414)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,054	697	(357)	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,442	XXX	XXX
										12. Totals	(81)	775

SCHEDULE P - PART 2H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	2,841	3,128	2,773	2,736	2,623	2,566	2,565	2,583	2,664	2,639	(25)	56
2. 1997	1,816	2,759	2,865	2,676	2,750	2,786	2,950	2,987	2,965	2,964	(1)	(23)
3. 1998	XXX	2,294	3,284	3,466	3,551	3,690	3,727	3,936	3,911	3,890	(21)	(46)
4. 1999	XXX	XXX	3,320	3,252	2,995	3,171	3,171	3,098	3,100	3,099	(1)	1
5. 2000	XXX	XXX	XXX	3,712	3,710	3,741	3,662	3,640	3,505	3,366	(140)	(274)
6. 2001	XXX	XXX	XXX	XXX	3,712	4,203	4,226	4,450	4,415	4,330	(85)	(120)
7. 2002	XXX	XXX	XXX	XXX	XXX	1,198	1,123	1,274	1,302	1,372	70	99
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	48	64	25	25	0	(39)
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	518	485	433	(52)	(84)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	697	560	(138)	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	692	XXX	XXX
										12. Totals	(393)	(431)

SCHEDULE P - PART 2I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	Development 11 One Year	12 Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	321	403	536	133	215
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	516	512	(4)	XXX
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	546	XXX	XXX
										4. Totals	130	215

SCHEDULE P - PART 2J - AUTO PHYSICAL DAMAGE

Years in Which Losses Were Incurred	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	466	397	360	(36)	(106)
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,972	2,915	(57)	XXX
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,192	XXX	XXX
										4. Totals	(94)	(106)

SCHEDULE P - PART 2K - FIDELITY/SURETY

Years in Which Losses Were Incurred	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	336	288	243	(45)	(93)
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	0	(1)	XXX
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	XXX	XXX
										4. Totals	(47)	(93)

SCHEDULE P - PART 2L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

Years in Which Losses Were Incurred	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

SCHEDULE P - PART 2M - INTERNATIONAL

NONE

Years in Which Losses Were Incurred	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	One Year	Two Year
1. Prior											0	0
2. 1997											0	0
3. 1998	XXX										0	0
4. 1999	XXX	XXX									0	0
5. 2000	XXX	XXX	XXX								0	0
6. 2001	XXX	XXX	XXX	XXX							0	0
7. 2002	XXX	XXX	XXX	XXX	XXX						0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	One Year	Two Year
1. Prior											0	0
2. 1997											0	0
3. 1998	XXX										0	0
4. 1999	XXX	XXX									0	0
5. 2000	XXX	XXX	XXX								0	0
6. 2001	XXX	XXX	XXX	XXX							0	0
7. 2002	XXX	XXX	XXX	XXX	XXX						0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

1. Prior											0	0
2. 1997											0	0
3. 1998	XXX										0	0
4. 1999	XXX	XXX									0	0
5. 2000	XXX	XXX	XXX								0	0
6. 2001	XXX	XXX	XXX	XXX							0	0
7. 2002	XXX	XXX	XXX	XXX	XXX						0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

1. Prior											0	0
2. 1997											0	0
3. 1998	XXX										0	0
4. 1999	XXX	XXX									0	0
5. 2000	XXX	XXX	XXX								0	0
6. 2001	XXX	XXX	XXX	XXX							0	0
7. 2002	XXX	XXX	XXX	XXX	XXX						0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	One Year	Two Year
1. Prior	119	234	189	302	290	290	291	288	287	289	1	1
2. 1997	81	60	36	28	23	26	23	23	23	23	(0)	0
3. 1998	XXX	83	42	23	20	17	10	10	10	10	(0)	0
4. 1999	XXX	XXX	75	38	14	18	0				0	0
5. 2000	XXX	XXX	XXX	52	62	44	53	178	175	175	(0)	(3)
6. 2001	XXX	XXX	XXX	XXX	36	14	19	54	55	53	(2)	(1)
7. 2002	XXX	XXX	XXX	XXX	XXX	28	6	1	1	1	(0)	(1)
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	24	2	0		(0)	(2)
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	40	4	1	(2)	(39)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	97	45	(52)	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	248	XXX	XXX
										12. Totals	(56)	(44)

SCHEDULE P - PART 2R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	329	281	663	579	663	661	662	658	662	662	0	5
2. 1997	124	36	15	(2)	4		(3)	(3)	(3)	(3)	0	0
3. 1998	XXX	32	36	58	58	52	78	50	50	50	0	0
4. 1999	XXX	XXX	37	1	30	25					0	0
5. 2000	XXX	XXX	XXX	27	14	13	3				0	0
6. 2001	XXX	XXX	XXX	XXX	15	11	5				0	0
7. 2002	XXX	XXX	XXX	XXX	XXX	2	(2)				0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	1				0	0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	77			0	(77)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	40		(40)	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	111	XXX	XXX
										12. Totals	(40)	(72)

SCHEDULE P - PART 2S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

NONE

SCHEDULE P - PART 3A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000											
2. 1997												
3. 1998	XXX											
4. 1999	XXX	XXX										
5. 2000	XXX	XXX	XXX									
6. 2001	XXX	XXX	XXX	XXX								
7. 2002	XXX	XXX	XXX	XXX	XXX							
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior	000											
2. 1997												
3. 1998	XXX											
4. 1999	XXX	XXX										
5. 2000	XXX	XXX	XXX									
6. 2001	XXX	XXX	XXX	XXX								
7. 2002	XXX	XXX	XXX	XXX	XXX							
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	000	512	750	988	1,057	1,201	1,287	1,287	1,288	1,288	1,753	1,167
2. 1997	118	460	883	885	885	885	884	884	884	884	486	391
3. 1998	XXX	350	1,679	1,736	1,807	1,811	1,813	1,810	1,811	1,811	1,246	980
4. 1999	XXX	XXX	(39)	1,492	2,700	3,605	4,115	4,174	4,274	4,276	1,433	1,566
5. 2000	XXX	XXX	XXX	1,301	2,196	4,803	5,831	6,881	7,017	7,101	2,330	2,413
6. 2001	XXX	XXX	XXX	XXX	1,902	6,065	10,280	12,107	13,191	13,643	1,343	1,240
7. 2002	XXX	XXX	XXX	XXX	XXX	1,538	2,895	4,892	6,074	6,241	367	248
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	634	1,755	3,018	3,730	447	76
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,429	3,747	6,473	944	101
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,486	6,203	1,135	136
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,471	670	125

SCHEDULE P - PART 3D - WORKERS' COMPENSATION

1. Prior	000	3,453	5,395	6,507	7,210	7,674	8,135	8,476	8,878	9,274	13,097	3,401
2. 1997	3,040	7,507	9,835	11,184	12,153	12,444	12,714	12,927	13,128	13,388	3,695	1,129
3. 1998	XXX	3,954	9,670	13,575	15,718	17,142	18,319	18,651	19,346	19,742	4,944	1,515
4. 1999	XXX	XXX	5,144	12,673	17,109	20,953	22,004	22,327	22,815	23,036	5,376	1,417
5. 2000	XXX	XXX	XXX	6,649	16,762	19,104	22,423	23,665	24,540	25,591	6,854	1,733
6. 2001	XXX	XXX	XXX	XXX	4,710	12,065	15,589	15,991	17,048	17,659	7,317	2,324
7. 2002	XXX	XXX	XXX	XXX	XXX	7,145	15,759	19,770	22,242	23,801	3,909	933
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	7,668	17,755	23,028	26,605	3,558	904
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,179	19,843	25,472	3,441	947
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,655	20,071	2,861	754
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,121	1,426	678

SCHEDULE P - PART 3E - COMMERCIAL MULTIPLE PERIL

1. Prior	000	1,659	2,973	3,795	4,466	4,653	5,331	5,877	6,400	6,699	5,151	3,643
2. 1997	1,452	2,439	3,305	3,771	3,961	4,098	4,223	4,234	4,234	4,235	814	557
3. 1998	XXX	1,924	2,716	4,074	4,573	4,875	4,999	5,039	5,007	5,018	1,151	866
4. 1999	XXX	XXX	2,039	3,470	5,226	6,624	8,220	8,449	8,600	8,638	1,727	1,018
5. 2000	XXX	XXX	XXX	2,513	5,113	6,508	7,493	7,814	8,273	8,652	2,066	994
6. 2001	XXX	XXX	XXX	XXX	4,604	7,942	9,936	12,371	13,454	14,050	1,841	775
7. 2002	XXX	XXX	XXX	XXX	XXX	2,790	4,755	6,481	7,545	8,088	1,061	456
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	3,632	5,448	6,902	7,969	779	393
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,621	5,938	7,331	757	457
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,402	7,630	644	365
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,944	454	242

SCHEDULE P - PART 3F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006		
1. Prior	000				424	344	347	347	345	342	22	69
2. 1997					14	20	24	24	24	16	1	8
3. 1998	XXX				20	19	20	23	23	23	1	18
4. 1999	XXX	XXX			90	207	239	243	243	243	2	12
5. 2000	XXX	XXX	XXX		3	22	106	175	182	183	5	12
6. 2001	XXX	XXX	XXX	XXX	1	2	14	43	50	16	2	14
7. 2002	XXX	XXX	XXX	XXX	XXX		3	28	169	235	3	7
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	1	47	59	186	3	10
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX		6	86	1	5
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		3		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			1

SCHEDULE P - PART 3F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	000	334	418	418	418	418	418	418	418	418	16	57
2. 1997	7	146	427	473	475	477	522	524	524	524	8	37
3. 1998	XXX	5	158	448	501	512	616	614	614	614	11	37
4. 1999	XXX	XXX	31	269	610	855	946	945	952	952	14	47
5. 2000	XXX	XXX	XXX	27	316	857	1,130	1,213	1,298	1,298	15	45
6. 2001	XXX	XXX	XXX	XXX	53	558	1,366	1,766	1,740	1,745	14	49
7. 2002	XXX	XXX	XXX	XXX	XXX	40	520	1,371	1,906	2,009	17	61
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	119	716	2,102	2,610	18	66
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	153	580	960	8	54
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	54	353	2	26
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	25		15

SCHEDULE P - PART 3G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

1. Prior	000										XXX	XXX
2. 1997											XXX	XXX
3. 1998	XXX										XXX	XXX
4. 1999	XXX	XXX									XXX	XXX
5. 2000	XXX	XXX	XXX								XXX	XXX
6. 2001	XXX	XXX	XXX	XXX							XXX	XXX
7. 2002	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	000	889	1,452	1,739	1,844	1,827	2,248	2,319	2,330	2,330	488	1,130
2. 1997	30	276	961	1,130	1,270	1,385	1,397	1,407	1,407	1,423	48	181
3. 1998	XXX	142	675	1,607	2,205	2,501	2,667	2,756	2,966	2,969	89	250
4. 1999	XXX	XXX	80	537	1,909	2,958	3,854	4,667	5,079	5,151	187	275
5. 2000	XXX	XXX	XXX	77	652	1,958	2,935	3,499	4,006	4,380	139	243
6. 2001	XXX	XXX	XXX	XXX	(67)	198	747	1,589	1,999	2,237	106	192
7. 2002	XXX	XXX	XXX	XXX	XXX	53	127	403	438	475	31	108
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	30	219	257	308	32	58
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	167	286	413	79	139
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	39	92	24	63
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28	11	39

SCHEDULE P - PART 3H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	000	1,543	2,252	2,422	2,533	2,539	2,548	2,573	2,609	2,639	182	993
2. 1997	225	1,371	2,096	2,407	2,503	2,643	2,819	2,833	2,961	2,961	45	161
3. 1998	XXX	333	1,318	2,388	2,814	3,537	3,588	3,806	3,869	3,873	43	170
4. 1999	XXX	XXX	235	1,392	2,073	2,786	3,057	3,097	3,100	3,099	53	211
5. 2000	XXX	XXX	XXX	400	1,877	2,699	3,154	3,304	3,239	3,266	75	215
6. 2001	XXX	XXX	XXX	XXX	555	2,252	3,295	3,980	4,051	4,169	91	226
7. 2002	XXX	XXX	XXX	XXX	XXX	(12)	430	811	969	1,186	55	155
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	(9)	24	25	25	1	29
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	99	229	302	3	88
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	119	281	27	104
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	132	40	38

SCHEDULE P - PART 3I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Containment Expenses Reported at Year End ($000 omitted)										11	12
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	340	403	XXX	XXX
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	379	491	XXX	XXX
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	384	XXX	XXX

SCHEDULE P - PART 3J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	336	352	1,467	854
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,227	2,845	368	113
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,430	241	117

SCHEDULE P - PART 3K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	226	215	XXX	XXX
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	[illegible]	000			XXX	XXX
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	[illegible]	XXX			XXX	XXX
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3M - INTERNATIONAL

NONE

1. Prior	000										XXX	XXX
2. 1997											XXX	XXX
3. 1998	XXX										XXX	XXX
4. 1999	XXX	XXX									XXX	XXX
5. 2000	XXX	XXX	XXX								XXX	XXX
6. 2001	XXX	XXX	XXX	XXX							XXX	XXX
7. 2002	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1	2	3	4	5	6	7	8	9	10	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006		
1. Prior	000										XXX	XXX
2. 1997											XXX	XXX
3. 1998	XXX										XXX	XXX
4. 1999	XXX	XXX									XXX	XXX
5. 2000	XXX	XXX	XXX								XXX	XXX
6. 2001	XXX	XXX	XXX	XXX							XXX	XXX
7. 2002	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior	000										XXX	XXX
2. 1997											XXX	XXX
3. 1998	XXX										XXX	XXX
4. 1999	XXX	XXX									XXX	XXX
5. 2000	XXX	XXX	XXX								XXX	XXX
6. 2001	XXX	XXX	XXX	XXX							XXX	XXX
7. 2002	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior	000										XXX	XXX
2. 1997											XXX	XXX
3. 1998	XXX										XXX	XXX
4. 1999	XXX	XXX									XXX	XXX
5. 2000	XXX	XXX	XXX								XXX	XXX
6. 2001	XXX	XXX	XXX	XXX							XXX	XXX
7. 2002	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000	68	97	170	225	288	288	288	288	288	8	6
2. 1997			10	14	18	23	23	23	23	23	1	2
3. 1998	XXX			6	10	10	10	10	10	10	1	1
4. 1999	XXX	XXX										1
5. 2000	XXX	XXX	XXX		19	33	35	175	175	175	4	1
6. 2001	XXX	XXX	XXX	XXX	3	3	10	52	52	52	2	1
7. 2002	XXX	XXX	XXX	XXX	XXX	1	1	1	1	1	1	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX						1
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	1	1	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3	8		1
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14	5	2

SCHEDULE P - PART 3R-SECTION 2 - PRODUCTS LIABILITY- CLAIMS-MADE

1. Prior	000	59	511	533	636	653	662	658	662	662	16	20
2. 1997	1	(2)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	1	3
3. 1998	XXX			50	50	50	50	50	50	50		2
4. 1999	XXX	XXX									1	1
5. 2000	XXX	XXX	XXX									
6. 2001	XXX	XXX	XXX	XXX								1
7. 2002	XXX	XXX	XXX	XXX	XXX							
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 4A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior										
2. 1997										
3. 1998	XXX									
4. 1999	XXX	XXX								
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX						
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior										
2. 1997										
3. 1998	XXX									
4. 1999	XXX	XXX								
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX						
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	309	147	65	6	1	1	1			
2. 1997	445	224	13	25	8	1	(0)			
3. 1998	XXX	869	88	198	11	38	10	6		
4. 1999	XXX	XXX	2,288	831	391	244	6	33	2	3
5. 2000	XXX	XXX	XXX	2,998	884	889	343	107	29	78
6. 2001	XXX	XXX	XXX	XXX	4,506	995	495	354	137	(69)
7. 2002	XXX	XXX	XXX	XXX	XXX	2,233	564	444	211	132
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	2,150	1,067	404	131
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,156	2,290	526
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,826	3,113
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,262

SCHEDULE P - PART 4D - WORKERS' COMPENSATION

1. Prior	4,562	2,457	2,063	1,047	1,028	770	754	701	740	724
2. 1997	6,599	3,234	1,853	1,613	633	606	308	390	227	139
3. 1998	XXX	8,638	4,667	5,217	1,052	972	581	552	401	348
4. 1999	XXX	XXX	9,818	5,830	2,696	1,416	1,438	874	262	184
5. 2000	XXX	XXX	XXX	13,866	7,145	2,020	(195)	(246)	681	511
6. 2001	XXX	XXX	XXX	XXX	11,388	5,983	3,198	3,040	630	599
7. 2002	XXX	XXX	XXX	XXX	XXX	13,513	5,501	2,743	2,021	1,352
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	14,709	6,724	5,750	4,514
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	21,853	10,840	6,624
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20,956	12,611
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19,420

SCHEDULE P - PART 4E - COMMERCIAL MULTIPLE PERIL

1. Prior	2,193	1,180	636	411	339	346	636	452	263	278
2. 1997	1,516	752	354	246	139	56	41	2	(1)	12
3. 1998	XXX	1,412	975	614	390	191	69	57	49	52
4. 1999	XXX	XXX	2,239	1,472	675	259	218	161	146	105
5. 2000	XXX	XXX	XXX	3,660	1,553	619	516	76	119	28
6. 2001	XXX	XXX	XXX	XXX	4,068	1,767	877	498	371	163
7. 2002	XXX	XXX	XXX	XXX	XXX	3,300	2,039	1,302	556	363
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	4,109	3,334	1,604	1,166
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,583	5,245	3,595
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,527	6,109
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,747

SCHEDULE P - PART 4F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
1. Prior	196	63	34	32	6	10	10		5	36
2. 1997	151	75	35	29	4	(1)	1		0	17
3. 1998	XXX	112	67	82	19	4	2	(1)	1	3
4. 1999	XXX	XXX	170	181	67	22	31	11	12	10
5. 2000	XXX	XXX	XXX	277	124	64	31	41	17	56
6. 2001	XXX	XXX	XXX	XXX	273	155	114	80	20	49
7. 2002	XXX	XXX	XXX	XXX	XXX	306	200	177	73	79
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	381	358	256	130
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	505	389	306
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	565	455
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	619

SCHEDULE P - PART 4F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	62	45								
2. 1997	189	50	14			1	0			
3. 1998	XXX	199	70	(10)	5	1	1			
4. 1999	XXX	XXX	246	297	54	0	25	1	10	4
5. 2000	XXX	XXX	XXX	766	364	62	41	24	4	(0)
6. 2001	XXX	XXX	XXX	XXX	1,271	567	55	60	10	1
7. 2002	XXX	XXX	XXX	XXX	XXX	1,507	632	193	127	58
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	1,687	998	268	88
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,029	1,100	210
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,361	1,597
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,534

SCHEDULE P - PART 4G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

1. Prior										
2. 1997										
3. 1998	XXX									
4. 1999	XXX	XXX								
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX						
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	465	348	365	57	25	24	12	(2)	1	15
2. 1997	817	385	166	193	97	32	21	4	8	6
3. 1998	XXX	1,501	831	1,487	331	208	69	27	40	19
4. 1999	XXX	XXX	1,972	1,189	517	269	192	101	116	94
5. 2000	XXX	XXX	XXX	1,701	1,668	884	351	189	203	262
6. 2001	XXX	XXX	XXX	XXX	1,904	968	422	332	312	249
7. 2002	XXX	XXX	XXX	XXX	XXX	1,157	399	135	201	102
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	1,583	465	157	115
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	989	608	270
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	947	523
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,311

SCHEDULE P - PART 4H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	1,151	724	338	187	61	11			15	
2. 1997	1,064	616	466	138	22	(70)		8	1	
3. 1998	XXX	1,328	833	443	155	46	29	37	12	11
4. 1999	XXX	XXX	2,232	871	335	165	63	1	(0)	
5. 2000	XXX	XXX	XXX	2,157	955	328	247	121	82	32
6. 2001	XXX	XXX	XXX	XXX	2,111	621	375	241	142	83
7. 2002	XXX	XXX	XXX	XXX	XXX	748	255	215	145	63
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	56	28		
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	284	170	64
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	447	171
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	471

SCHEDULE P - PART 4I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	215	30	13
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	107	19
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	136

SCHEDULE P - PART 4J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	151	28	
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	268	
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	309

SCHEDULE P - PART 4K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	138	62	28
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2

SCHEDULE P - PART 4L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4M - INTERNATIONAL

NONE

1. Prior										
2. 1997										
3. 1998	XXX									
4. 1999	XXX	XXX								
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX						
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior										
2. 1997										
3. 1998	XXX									
4. 1999	XXX	XXX								
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX						
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

1. Prior										
2. 1997										
3. 1998	XXX									
4. 1999	XXX	XXX								
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX						
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

1. Prior										
2. 1997										
3. 1998	XXX									
4. 1999	XXX	XXX								
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX						
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	71	25	14	2	2	2	3		(0)	1
2. 1997	81	49	16	8	3	3	0		0	0
3. 1998	XXX	83	42	14	10	7	0		0	0
4. 1999	XXX	XXX	75	37	14	18	0			
5. 2000	XXX	XXX	XXX	49	30	10	3	3	0	0
6. 2001	XXX	XXX	XXX	XXX	33	11	1	2	3	1
7. 2002	XXX	XXX	XXX	XXX	XXX	28	5	1	0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	24	2	0	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	39	2	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	79	23
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	168

SCHEDULE P - PART 4R-SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	134	72	23	3	15	8				
2. 1997	79	38	18	1	7	3				
3. 1998	XXX	32	36	8	8	2				
4. 1999	XXX	XXX	37	2	30	25				
5. 2000	XXX	XXX	XXX	28	14	13	3			
6. 2001	XXX	XXX	XXX	XXX	15	11	5			
7. 2002	XXX	XXX	XXX	XXX	XXX	2	(2)			
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	1			
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	77		
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	40	
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	111

SCHEDULE P - PART 4S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

Sch. P-Pt. 5A-Sn. 1
NONE

Sch. P-Pt. 5A-Sn. 2
NONE

Sch. P-Pt. 5A-Sn. 3
NONE

Sch. P-Pt. 5B-Sn. 1
NONE

Sch. P-Pt. 5B-Sn. 2
NONE

Sch. P-Pt. 5B-Sn. 3
NONE

SCHEDULE P - PART 5C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	465	46	38	6	1		1			
2. 1997	231	439	484	486	486	486	486	486	486	486
3. 1998	XXX	311	975	1,141	1,204	1,223	1,224	1,233	1,241	1,246
4. 1999	XXX	XXX	507	1,058	1,287	1,386	1,420	1,431	1,431	1,433
5. 2000	XXX	XXX	XXX	851	1,814	2,130	2,261	2,310	2,335	2,330
6. 2001	XXX	XXX	XXX	XXX	697	1,151	1,274	1,324	1,344	1,343
7. 2002	XXX	XXX	XXX	XXX	XXX	226	305	338	364	367
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	453	664	439	447
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	559	896	944
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	647	1,135
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	670

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	90	38	20	2	1	1				1
2. 1997	375	63	41							
3. 1998	XXX	828	298	77	44	22	21	14	12	3
4. 1999	XXX	XXX	567	308	134	63	20	8	11	6
5. 2000	XXX	XXX	XXX	1,064	476	220	96	42	11	7
6. 2001	XXX	XXX	XXX	XXX	767	265	118	53	27	16
7. 2002	XXX	XXX	XXX	XXX	XXX	149	59	25	16	12
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	204	62	22	11
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	290	70	34
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	470	101
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	441

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	(218)	11	28	(7)		(1)				
2. 1997	794	864	917	877	877	877	877	877	877	877
3. 1998	XXX	1,463	2,173	2,177	2,210	2,220	2,225	2,227	2,229	2,230
4. 1999	XXX	XXX	1,742	2,619	2,943	2,981	2,991	2,999	3,004	3,004
5. 2000	XXX	XXX	XXX	3,081	4,511	4,658	4,707	4,735	4,749	4,749
6. 2001	XXX	XXX	XXX	XXX	2,161	2,525	2,576	2,592	2,598	2,599
7. 2002	XXX	XXX	XXX	XXX	XXX	560	595	607	625	627
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	702	795	532	534
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	910	1,061	1,079
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,193	1,373
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,236

SCHEDULE P - PART 5D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	1,380	248	72	28	16	3	10	3	2	2
2. 1997	1,797	3,378	3,577	3,646	3,673	3,682	3,689	3,690	3,694	3,695
3. 1998	XXX	2,407	4,605	4,806	4,853	4,889	4,911	4,924	4,939	4,944
4. 1999	XXX	XXX	2,537	4,874	5,183	5,264	5,327	5,354	5,365	5,376
5. 2000	XXX	XXX	XXX	3,004	6,108	6,525	6,680	6,774	6,815	6,854
6. 2001	XXX	XXX	XXX	XXX	4,340	6,740	7,073	7,206	7,279	7,317
7. 2002	XXX	XXX	XXX	XXX	XXX	2,228	3,570	3,779	3,865	3,909
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	1,769	3,278	3,466	3,558
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,793	3,265	3,441
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,558	2,861
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,426

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	337	141	80	53	36	35	26	20	18	15
2. 1997	1,495	294	131	57	34	22	15	11	8	7
3. 1998	XXX	2,008	458	209	112	79	55	42	25	20
4. 1999	XXX	XXX	2,280	538	257	156	95	63	52	40
5. 2000	XXX	XXX	XXX	3,094	784	428	263	158	115	80
6. 2001	XXX	XXX	XXX	XXX	2,478	661	336	204	132	100
7. 2002	XXX	XXX	XXX	XXX	XXX	1,478	396	200	112	68
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	1,597	375	200	113
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,528	389	192
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,459	321
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,382

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	787	(118)	11	45	(5)		2			
2. 1997	3,982	4,761	4,804	4,822	4,826	4,829	4,831	4,831	4,831	4,831
3. 1998	XXX	5,227	6,437	6,508	6,460	6,468	6,471	6,474	6,477	6,478
4. 1999	XXX	XXX	5,664	6,733	6,793	6,808	6,824	6,829	6,832	6,833
5. 2000	XXX	XXX	XXX	7,283	8,542	8,621	8,637	8,656	8,660	8,667
6. 2001	XXX	XXX	XXX	XXX	8,785	9,661	9,705	9,726	9,734	9,741
7. 2002	XXX	XXX	XXX	XXX	XXX	4,392	4,870	4,896	4,904	4,911
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	4,027	4,528	4,558	4,576
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,017	4,542	4,581
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,598	3,937
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,486

SCHEDULE P - PART 5E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	337	101	50	40	8	26	24	30	26	17
2. 1997	574	756	765	790	800	803	805	809	813	814
3. 1998	XXX	738	1,016	1,068	1,118	1,126	1,131	1,138	1,147	1,151
4. 1999	XXX	XXX	1,008	1,524	1,627	1,664	1,693	1,709	1,724	1,727
5. 2000	XXX	XXX	XXX	1,185	1,895	1,982	2,018	2,045	2,058	2,066
6. 2001	XXX	XXX	XXX	XXX	1,259	1,683	1,757	1,796	1,826	1,841
7. 2002	XXX	XXX	XXX	XXX	XXX	757	989	1,026	1,049	1,061
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	551	737	766	779
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	485	722	757
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	461	644
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	454

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	207	142	119	89	89	79	95	82	50	37
2. 1997	181	80	43	27	16	9	11	13	5	10
3. 1998	XXX	354	149	83	41	35	25	39	28	19
4. 1999	XXX	XXX	456	191	100	68	46	49	38	27
5. 2000	XXX	XXX	XXX	635	160	84	55	32	18	8
6. 2001	XXX	XXX	XXX	XXX	438	153	98	65	38	22
7. 2002	XXX	XXX	XXX	XXX	XXX	267	80	53	28	16
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	212	77	52	32
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	325	142	134
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	289	173
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	290

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	212	78	57	78	6	31	33	6	3	
2. 1997	1,059	1,286	1,275	1,324	1,323	1,333	1,343	1,357	1,369	1,380
3. 1998	XXX	1,464	1,758	1,840	1,879	1,919	1,940	1,979	2,015	2,035
4. 1999	XXX	XXX	1,881	2,487	2,561	2,614	2,649	2,700	2,741	2,773
5. 2000	XXX	XXX	XXX	2,361	2,938	3,013	3,035	3,049	3,066	3,069
6. 2001	XXX	XXX	XXX	XXX	2,183	2,532	2,589	2,612	2,635	2,639
7. 2002	XXX	XXX	XXX	XXX	XXX	1,342	1,493	1,516	1,529	1,533
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	1,015	1,169	1,194	1,204
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,068	1,277	1,348
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	957	1,181
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	987

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	1	2	2	3	2	1				
2. 1997						1	1	1	1	1
3. 1998	XXX			1	1	1	1	1	1	1
4. 1999	XXX	XXX			1	1	2	2	2	2
5. 2000	XXX	XXX	XXX			1	1	4	5	5
6. 2001	XXX	XXX	XXX	XXX				1	2	2
7. 2002	XXX	XXX	XXX	XXX	XXX				1	3
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX			1	3
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			1
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	18	18	13	7	1	1	1	1	1	
2. 1997	1	5	5	2	2	1				1
3. 1998	XXX	1	6	7	2	1	1			
4. 1999	XXX	XXX	2	5	1	3	1			
5. 2000	XXX	XXX	XXX	1	3	8	8	1	1	1
6. 2001	XXX	XXX	XXX	XXX	2	4	6	3	1	
7. 2002	XXX	XXX	XXX	XXX	XXX	1	2	6	6	2
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	1	3	7	4
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX		3	3
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	10	10	7	3						
2. 1997	1	7	10	10	10	10	10	10	10	10
3. 1998	XXX	2	9	18	18	19	19	19	19	19
4. 1999	XXX	XXX	3	8	10	12	14	14	14	14
5. 2000	XXX	XXX	XXX	1	5	12	15	16	17	18
6. 2001	XXX	XXX	XXX	XXX	2	6	11	15	15	15
7. 2002	XXX	XXX	XXX	XXX	XXX	2	4	8	11	11
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	1	6	12	16
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX		5	9
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
1. Prior	5	6	2							
2. 1997		1	5	7	7	7	7	8	8	8
3. 1998	XXX		1	7	10	10	10	11	11	11
4. 1999	XXX	XXX		2	6	10	13	14	14	14
5. 2000	XXX	XXX	XXX		3	7	12	15	15	15
6. 2001	XXX	XXX	XXX	XXX	1	1	8	14	14	14
7. 2002	XXX	XXX	XXX	XXX	XXX	1	2	10	16	17
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	1	2	10	18
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX		2	8
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	2
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
1. Prior	22	5								
2. 1997	28	16	7	2	1	1	1			
3. 1998	XXX	36	20	7	1	1	1			
4. 1999	XXX	XXX	48	24	11	5	2	1	1	1
5. 2000	XXX	XXX	XXX	47	21	14	3	1		
6. 2001	XXX	XXX	XXX	XXX	46	31	15	2	1	
7. 2002	XXX	XXX	XXX	XXX	XXX	53	33	11	3	1
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	58	29	16	5
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	49	23	10
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	26	13
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
1. Prior	8	1								
2. 1997	36	44	45	45	45	45	45	45	45	45
3. 1998	XXX	41	49	50	48	48	48	48	48	48
4. 1999	XXX	XXX	57	62	62	62	62	62	62	62
5. 2000	XXX	XXX	XXX	57	59	60	60	60	59	59
6. 2001	XXX	XXX	XXX	XXX	57	62	62	63	63	63
7. 2002	XXX	XXX	XXX	XXX	XXX	64	76	79	79	79
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	75	87	88	89
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	67	70	72
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	36	41
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	35

SCHEDULE P - PART 5H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	77	53	48	12	7	5	5	1		
2. 1997	1	15	29	38	46	48	48	48	48	48
3. 1998	XXX	10	40	62	73	78	84	87	88	89
4. 1999	XXX	XXX	48	98	121	145	168	178	186	187
5. 2000	XXX	XXX	XXX	35	74	97	117	128	135	139
6. 2001	XXX	XXX	XXX	XXX	41	65	84	95	102	106
7. 2002	XXX	XXX	XXX	XXX	XXX	15	24	28	29	31
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	10	25	29	32
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	70	79
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12	24
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	270	207	100	50	33	21	11	4	1	3
2. 1997	83	135	71	18	3	2	1			
3. 1998	XXX	123	180	65	25	19	10	6	3	1
4. 1999	XXX	XXX	182	144	81	62	37	24	13	2
5. 2000	XXX	XXX	XXX	144	84	62	41	18	12	7
6. 2001	XXX	XXX	XXX	XXX	67	63	41	20	11	6
7. 2002	XXX	XXX	XXX	XXX	XXX	52	26	10	6	5
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	14	8	5	5
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	37	24	20
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	23	16
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	164	52	20	(10)	(8)				1	
2. 1997	112	211	243	227	228	228	228	228	229	229
3. 1998	XXX	169	355	328	331	336	336	337	340	340
4. 1999	XXX	XXX	297	391	436	460	462	464	464	464
5. 2000	XXX	XXX	XXX	228	337	369	383	385	388	389
6. 2001	XXX	XXX	XXX	XXX	178	269	290	300	304	305
7. 2002	XXX	XXX	XXX	XXX	XXX	104	123	136	141	143
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	39	82	91	96
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	117	225	238
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	80	104
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	82

SCHEDULE P - PART 5H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	14	8	36	8	1	1	1	1		
2. 1997	3	12	31	37	40	42	42	44	44	45
3. 1998	XXX	2	13	28	32	36	39	40	41	43
4. 1999	XXX	XXX	5	22	35	43	47	53	53	53
5. 2000	XXX	XXX	XXX	6	28	53	68	74	75	75
6. 2001	XXX	XXX	XXX	XXX	2	31	66	88	89	91
7. 2002	XXX	XXX	XXX	XXX	XXX	6	28	49	53	55
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX			1	1
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1	3
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12	27
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	40

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	147	190	75	8	4	2	1	1	1	
2. 1997	146	175	40	17	7	5	3	2	1	1
3. 1998	XXX	142	95	36	22	15	6	3	2	1
4. 1999	XXX	XXX	161	92	33	15	8			
5. 2000	XXX	XXX	XXX	202	102	43	16	6	5	2
6. 2001	XXX	XXX	XXX	XXX	228	111	49	14	11	4
7. 2002	XXX	XXX	XXX	XXX	XXX	118	51	15	9	3
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	2	5		
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	30	6	3
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	46	12
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	30

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	41	50	7	(53)	(1)		1	1		
2. 1997	187	265	210	206	206	206	207	207	207	207
3. 1998	XXX	168	212	214	214	214	214	214	214	214
4. 1999	XXX	XXX	207	261	262	263	264	264	264	264
5. 2000	XXX	XXX	XXX	264	290	291	291	292	292	292
6. 2001	XXX	XXX	XXX	XXX	279	309	318	320	321	321
7. 2002	XXX	XXX	XXX	XXX	XXX	187	211	213	213	213
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	5	25	30	30
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	80	94	94
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	134	142
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	108

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior		1	2		2	1				
2. 1997						1	1	1	1	1
3. 1998	XXX					1	1	1	1	1
4. 1999	XXX	XXX								
5. 2000	XXX	XXX	XXX	2	2	3	3	4	4	4
6. 2001	XXX	XXX	XXX	XXX	1	1	1	2	2	2
7. 2002	XXX	XXX	XXX	XXX	XXX	1	1	1	1	1
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	1
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	3	3	3	3	1					
2. 1997		1	2	2	2	1				
3. 1998	XXX		1	1	1			1		
4. 1999	XXX	XXX		1						
5. 2000	XXX	XXX	XXX	1	1		1			
6. 2001	XXX	XXX	XXX	XXX			1			
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX			1	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1		
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	2
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	1	1	2	1						
2. 1997		1	2	3	3	3	3	3	3	3
3. 1998	XXX		1	1	1	1	1	2	1	1
4. 1999	XXX	XXX		1	1	1	1	1	1	1
5. 2000	XXX	XXX	XXX	2	4	5	5	5	5	5
6. 2001	XXX	XXX	XXX	XXX	1	1	3	3	3	3
7. 2002	XXX	XXX	XXX	XXX	XXX	1	1	1	1	1
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX		1	1	1
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1	1
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	3
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
1. Prior	1	3	1			1				
2. 1997				1	1	1	1	1	1	1
3. 1998	XXX									
4. 1999	XXX	XXX								1
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX						
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
1. Prior	6	4	3	1	1					
2. 1997	3	2	1							
3. 1998	XXX		1	1	1	1				
4. 1999	XXX	XXX	1	1	1	1	1	1	1	
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX		1				
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
1. Prior			(2)		(1)					
2. 1997	3	4	4	4	4	4	4	4	4	4
3. 1998	XXX		2	2	2	2	2	2	2	2
4. 1999	XXX	XXX	1	2	2	2	2	2	2	2
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX		1	1	1	1	1
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 6C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	61	(3)									
2. 1997	1,332	1,333	1,340	1,334	1,334	1,334	1,334	1,334	1,334	1,334	
3. 1998	XXX	7,160	7,296	7,187	7,148	7,130	7,125	7,125	7,125	7,125	
4. 1999	XXX	XXX	12,800	13,573	13,276	13,311	13,326	13,323	13,323	13,323	
5. 2000	XXX	XXX	XXX	23,470	23,171	23,026	22,948	22,952	22,952	22,952	
6. 2001	XXX	XXX	XXX	XXX	23,598	22,801	22,660	22,658	22,660	22,660	
7. 2002	XXX	XXX	XXX	XXX	XXX	12,661	12,620	12,610	12,610	12,610	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	6,821	6,841	6,904	6,904	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32,685	32,881	32,881	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	31,776	33,434	1,658
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	31,251	31,251
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32,910
13. Earned Prems.(P-Pt 1)	1,393	7,158	12,943	24,128	22,963	11,737	9,503	21,623	32,037	32,910	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	6	(1)									
2. 1997	39	40	46	40	40	40	40	40	40	40	
3. 1998	XXX	4,234	4,326	4,236	4,212	4,203	4,201	4,201	4,201	4,201	
4. 1999	XXX	XXX	8,008	8,618	8,437	8,455	8,461	8,460	8,460	8,460	
5. 2000	XXX	XXX	XXX	18,109	17,946	17,886	17,858	17,858	17,858	17,858	
6. 2001	XXX	XXX	XXX	XXX	7,746	7,526	7,493	7,492	7,492	7,492	
7. 2002	XXX	XXX	XXX	XXX	XXX	2,077	2,068	2,068	2,068	2,068	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	478	479	498	498	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16,124	16,134	16,134	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,326	6,488	162
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,821	4,821
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,982
13. Earned Prems.(P-Pt 1)	45	4,234	8,106	18,624	7,379	1,805	2,179	5,053	6,355	4,982	XXX

SCHEDULE P - PART 6D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	754	12	(28)	(3)						16	16
2. 1997	38,644	39,859	40,299	40,332	40,314	40,312	40,307	40,307	40,307	40,308	1
3. 1998	XXX	47,826	51,101	51,219	51,211	51,177	51,157	51,158	51,160	51,160	
4. 1999	XXX	XXX	49,471	52,380	53,177	52,943	52,856	52,863	52,859	52,883	23
5. 2000	XXX	XXX	XXX	72,293	81,043	81,347	81,106	80,990	80,955	81,008	53
6. 2001	XXX	XXX	XXX	XXX	72,545	77,917	77,875	77,799	77,781	77,900	119
7. 2002	XXX	XXX	XXX	XXX	XXX	57,594	60,012	59,973	59,975	59,994	19
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	70,790	75,601	75,528	75,490	(38)
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	82,938	88,161	88,043	(118)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	72,941	78,559	5,618
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	63,887	63,887
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	69,579
13. Earned Prems.(P-Pt 1)	39,399	49,054	53,156	68,930	79,278	61,240	69,692	81,172	78,040	69,579	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	66	3	(3)	(1)	(12)					1	1
2. 1997	14,589	14,890	15,135	15,178	15,184	15,182	15,182	15,182	15,182	15,182	
3. 1998	XXX	17,378	18,977	19,040	19,134	19,089	19,079	19,079	19,079	19,079	
4. 1999	XXX	XXX	18,077	19,035	19,538	19,427	19,372	19,369	19,367	19,370	3
5. 2000	XXX	XXX	XXX	34,703	39,653	39,732	39,646	39,621	39,604	39,604	1
6. 2001	XXX	XXX	XXX	XXX	42,199	45,008	45,000	44,996	44,990	44,990	1
7. 2002	XXX	XXX	XXX	XXX	XXX	17,964	18,620	18,651	18,655	18,658	3
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	21,884	23,270	23,284	23,280	(4)
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20,911	21,503	21,484	(19)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,861	10,822	961
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,457	7,457
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,403
13. Earned Prems.(P-Pt 1)	14,654	17,684	19,917	27,761	44,099	17,386	19,259	15,944	10,446	8,403	XXX

SCHEDULE P - PART 6E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	(35)	(9)				1					
2. 1997	10,101	10,332	10,328	10,326	10,326	10,330	10,330	10,330	10,330	10,330	
3. 1998	XXX	15,272	15,636	15,627	15,637	15,643	15,641	15,641	15,641	15,641	
4. 1999	XXX	XXX	19,297	20,115	20,086	20,094	20,088	20,088	20,088	20,088	
5. 2000	XXX	XXX	XXX	23,541	24,113	24,148	24,145	24,145	24,138	24,138	
6. 2001	XXX	XXX	XXX	XXX	24,397	24,435	24,453	24,431	24,430	24,430	
7. 2002	XXX	XXX	XXX	XXX	XXX	19,956	20,189	20,057	20,056	20,051	(5)
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	21,170	21,416	21,438	21,424	(15)
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	36,615	36,948	36,886	(62)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	44,657	47,003	2,347
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	49,429	49,429
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	51,694
13. Earned Prems.(P-Pt 1)	10,067	15,495	19,657	22,654	24,200	19,624	21,355	38,707	45,003	51,694	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	(27)	(3)				1					
2. 1997	3,729	3,882	3,883	3,881	3,881	3,886	3,886	3,886	3,886	3,886	
3. 1998	XXX	9,177	9,296	9,285	9,292	9,301	9,299	9,299	9,299	9,299	
4. 1999	XXX	XXX	10,710	11,154	11,155	11,168	11,164	11,164	11,164	11,164	
5. 2000	XXX	XXX	XXX	13,409	13,528	13,586	13,585	13,585	13,581	13,581	
6. 2001	XXX	XXX	XXX	XXX	9,540	9,533	9,544	9,540	9,541	9,541	
7. 2002	XXX	XXX	XXX	XXX	XXX	6,690	6,769	6,747	6,747	6,746	(1)
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	6,570	6,650	6,658	6,656	(2)
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,910	12,021	12,012	(9)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13,855	14,483	628
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,343	15,343
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,958
13. Earned Prems.(P-Pt 1)	3,702	9,328	10,830	12,146	8,916	6,345	6,597	11,965	13,970	15,958	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	(7)	(6)									
2. 1997	3,791	4,157	4,155	4,154	4,166	4,166	4,165	4,165	4,165	4,165	
3. 1998	XXX	6,248	6,369	6,369	6,375	6,383	6,383	6,383	6,383	6,377	(7)
4. 1999	XXX	XXX	8,287	8,665	8,688	8,720	8,721	8,725	8,725	8,725	
5. 2000	XXX	XXX	XXX	8,818	9,199	9,197	9,188	9,199	9,199	9,199	
6. 2001	XXX	XXX	XXX	XXX	7,867	7,980	7,985	8,006	8,008	8,008	
7. 2002	XXX	XXX	XXX	XXX	XXX	4,606	4,526	4,545	4,543	4,543	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	4,752	4,812	4,818	4,818	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,921	6,036	5,989	(47)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,731	7,286	555
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,860	6,860
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,361
13. Earned Prems.(P-Pt 1)	3,783	6,607	8,407	9,194	8,268	4,732	4,569	5,756	6,852	7,361	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	(6)	(1)									
2. 1997	984	1,046	1,047	1,047	1,056	1,056	1,056	1,056	1,056	1,056	
3. 1998	XXX	684	744	735	740	743	743	744	744	743	(1)
4. 1999	XXX	XXX	3,009	3,238	3,243	3,247	3,247	3,249	3,249	3,249	
5. 2000	XXX	XXX	XXX	4,135	4,243	4,242	4,240	4,247	4,247	4,247	
6. 2001	XXX	XXX	XXX	XXX	3,404	3,438	3,438	3,451	3,457	3,457	
7. 2002	XXX	XXX	XXX	XXX	XXX	2,980	2,951	2,961	2,957	2,957	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	2,339	2,366	2,379	2,379	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,979	4,262	4,231	(31)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,852	4,085	233
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,321	3,321
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,522
13. Earned Prems.(P-Pt 1)	979	744	3,070	4,354	3,038	2,674	2,446	2,894	4,150	3,522	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	(30)	(5)		1	(1)						
2. 1997	6,800	6,797	6,797	6,797	6,797	6,797	6,797	6,797	6,797	6,797	
3. 1998	XXX	7,181	6,952	6,947	6,945	6,945	6,945	6,945	6,945	6,945	
4. 1999	XXX	XXX	8,407	8,243	8,242	8,243	8,243	8,243	8,243	8,243	
5. 2000	XXX	XXX	XXX	8,968	9,058	9,089	9,048	9,047	9,047	9,047	
6. 2001	XXX	XXX	XXX	XXX	9,392	9,469	9,444	9,444	9,444	9,444	
7. 2002	XXX	XXX	XXX	XXX	XXX	4,396	4,298	4,298	4,299	4,299	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	561	569	571	571	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,632	1,640	1,640	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,205	2,309	104
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,286	2,286
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,390
13. Earned Prems.(P-Pt 1)	6,770	7,173	8,178	8,800	9,477	4,506	396	1,641	2,215	2,390	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	12				(1)						
2. 1997	1,039	1,058	1,058	1,057	1,057	1,057	1,057	1,057	1,057	1,057	
3. 1998	XXX	1,074	965	966	964	965	965	965	965	965	
4. 1999	XXX	XXX	1,381	1,215	1,212	1,216	1,216	1,216	1,216	1,216	
5. 2000	XXX	XXX	XXX	2,198	2,185	2,216	2,173	2,173	2,173	2,173	
6. 2001	XXX	XXX	XXX	XXX	4,409	4,531	4,508	4,508	4,508	4,508	
7. 2002	XXX	XXX	XXX	XXX	XXX	2,533	2,441	2,441	2,441	2,441	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	184	189	189	189	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	875	877	877	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	346	366	20
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	305	305
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	324
13. Earned Prems.(P-Pt 1)	1,050	1,094	1,292	2,040	2,826	1,597	24	878	348	324	XXX

SCHEDULE P - PART 6M - INTERNATIONAL

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior											
2. 1997										0	
3. 1998	XXX									0	
4. 1999	XXX	XXX								0	
5. 2000	XXX	XXX	XXX							0	
6. 2001	XXX	XXX	XXX	XXX						0	
7. 2002	XXX	XXX	XXX	XXX	XXX					0	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior											
2. 1997										0	
3. 1998	XXX									0	
4. 1999	XXX	XXX								0	
5. 2000	XXX	XXX	XXX							0	
6. 2001	XXX	XXX	XXX	XXX						0	
7. 2002	XXX	XXX	XXX	XXX						0	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SCHEDULE P - PART 6N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	Current Year Premiums Earned
1. Prior											
2. 1997										0	
3. 1998	XXX									0	
4. 1999	XXX	XXX								0	
5. 2000	XXX	XXX	XXX							0	
6. 2001	XXX	XXX	XXX	XXX						0	
7. 2002	XXX	XXX	XXX	XXX	XXX					0	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	Current Year Premiums Earned
1. Prior											
2. 1997										0	
3. 1998	XXX									0	
4. 1999	XXX	XXX								0	
5. 2000	XXX	XXX	XXX							0	
6. 2001	XXX	XXX	XXX	XXX						0	
7. 2002	XXX	XXX	XXX	XXX	XXX					0	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

SCHEDULE P - PART 6O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	Current Year Premiums Earned
1. Prior											
2. 1997										0	
3. 1998	XXX									0	
4. 1999	XXX	XXX								0	
5. 2000	XXX	XXX	XXX	(3,740)	(3,740)	(3,740)	(3,740)	(3,740)	(3,740)	(3,740)	
6. 2001	XXX	XXX	XXX	XXX						0	
7. 2002	XXX	XXX	XXX	XXX	XXX					0	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	1,645	1,645	1,645	1,645	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,372	2,372	2,372	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)						0					XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	Current Year Premiums Earned
1. Prior											
2. 1997										0	
3. 1998	XXX									0	
4. 1999	XXX	XXX								0	
5. 2000	XXX	XXX	XXX							0	
6. 2001	XXX	XXX	XXX	XXX						0	
7. 2002	XXX	XXX	XXX	XXX	XXX					0	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)							(1,880)	(1,507)			XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	38	7	1								
2. 1997	420	433	426	426	430	430	430	430	430	430	
3. 1998	XXX	495	473	464	468	468	468	468	468	468	
4. 1999	XXX	XXX	430	321	315	315	315	315	315	315	
5. 2000	XXX	XXX	XXX	378	331	329	329	329	329	329	
6. 2001	XXX	XXX	XXX	XXX	282	268	253	252	254	254	
7. 2002	XXX	XXX	XXX	XXX	XXX	153	135	135	136	136	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	194	198	199	199	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	152	153	154	1
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	251	268	17
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	531	531
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	548
13. Earned Prems.(P-Pt 1)	458	514	401	261	237	137	162	155	256	548	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	22	2									
2. 1997	208	233	229	229	233	233	233	233	233	233	
3. 1998	XXX	239	226	223	226	226	226	226	226	226	
4. 1999	XXX	XXX	167	136	135	135	135	135	135	135	
5. 2000	XXX	XXX	XXX	98	89	88	88	88	88	88	
6. 2001	XXX	XXX	XXX	XXX	101	98	96	96	101	101	
7. 2002	XXX	XXX	XXX	XXX	XXX	49	47	47	50	50	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	36	37	38	38	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	29	28	28	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	56	57	1
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	138	138
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	138
13. Earned Prems.(P-Pt 1)	230	267	149	65	99	46	32	29	65	138	XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	(10)			(1)							
2. 1997	362	348	344	347	347	347	347	347	347	347	
3. 1998	XXX	283	216	215	215	215	215	215	215	215	
4. 1999	XXX	XXX	315	289	289	289	289	289	289	289	
5. 2000	XXX	XXX	XXX	190	183	179	179	(453)	(453)	(453)	
6. 2001	XXX	XXX	XXX	XXX	121	66	66	(782)	(782)	(782)	
7. 2002	XXX	XXX	XXX	XXX	XXX	37	37	13	13	13	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	289	258	258	258	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,829	1,829	1,829	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	188	188	
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	298	298
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	298
13. Earned Prems.(P-Pt 1)	352	269	244	165	114	(23)	289	294	188	298	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	(2)			(1)							
2. 1997	134	128	125	127	127	127	127	127	127	127	
3. 1998	XXX	217	166	166	166	166	166	166	166	166	
4. 1999	XXX	XXX	126	114	114	114	114	114	114	114	
5. 2000	XXX	XXX	XXX	94	89	87	87	37	37	37	
6. 2001	XXX	XXX	XXX	XXX	78	44	44	1	1	1	
7. 2002	XXX	XXX	XXX	XXX	XXX	16	16	15	15	15	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	50	49	49	49	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	95	95	95	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	112	112	
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	89	89
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	89
13. Earned Prems.(P-Pt 1)	131	211	72	83	74	(21)	50	(2)	112	89	XXX

Sch. P-Pt. 7A-Sn. 1
NONE

Sch. P-Pt. 7A-Sn. 2
NONE

Sch. P-Pt. 7A-Sn. 3
NONE

Sch. P-Pt. 7A-Sn. 4
NONE

Sch. P-Pt. 7A-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 1
NONE

Sch. P-Pt. 7B-Sn. 2
NONE

Sch. P-Pt. 7B-Sn. 3
NONE

Sch. P-Pt. 7B-Sn. 4
NONE

Sch. P-Pt. 7B-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 6
NONE

Sch. P-Pt. 7B-Sn. 7
NONE

SCHEDULE P INTERROGATORIES

1. What is the extended loss and expense reserve - direct and assumed - for the following classes? An example of an extended loss and expense reserve is the actuarial reserve for the free-tail coverage arising upon death, disability or retirement in most medical malpractice policies. Such a liability is to be reported here even if it was not reported elsewhere in Schedule P, but otherwise reported as a liability item on Page 3. Show the full reserve amount, not just the change during the current year.

Years in Which Premiums Were Earned and Losses Were Incurred	1 Medical Malpractice	2 Other Liability	3 Products Liability
1.01 Prior			
1.02 1997			
1.03 1998			
1.04 1999			
1.05 2000			
1.06 2001			
1.07 2002			
1.08 2003			
1.09 2004			
1.10 2005			
1.11 2006	288,607		
1.12 Totals	288,607	0	0

2. The definition of allocated loss adjustment expenses (ALAE) and, therefore, unallocated loss adjustment expenses (ULAE) was changed effective January 1, 1998. This change in definition applies to both paid and unpaid expenses. Are these expenses (now reported as "Defense and Cost Containment" and "Adjusting and Other") reported in compliance with these definitions in this statement? Yes [X] No [ ]

3. The Adjusting and Other expense payments and reserves should be allocated to the years in which the losses were incurred based on the number of claims reported, closed and outstanding in those years. When allocating Adjusting and Other expense between companies in a group or a pool, the Adjusting and Other expense should be allocated in the same percentage used for the loss amounts and the claim counts. For reinsurers, Adjusting and Other expense assumed should be reported according to the reinsurance contract. For Adjusting and Other expense incurred by reinsurers, or in those situations where suitable claim count information is not available, Adjusting and Other expense should be allocated by a reasonable method determined by the company and described in Interrogatory 7, below. Are they so reported in this statement? Yes [X] No [ ]

4. Do any lines in Schedule P include reserves that are reported gross of any discount to present value of future payments, and that are reported net of such discounts on Page 10? Yes [ ] No [X]

If Yes, proper disclosure must be made in the Notes to Financial Statements, as specified in the Instructions. Also, the discounts must be reported in Schedule P - Part 1, Columns 32 and 33.

Schedule P must be completed gross of non-tabular discounting. Work papers relating to discount calculations must be available for examination upon request.

Discounting is allowed only if expressly permitted by the state insurance department to which this Annual Statement is being filed.

5. What were the net premiums in force at the end of the year for: (in thousands of dollars)
   5.1 Fidelity
   5.2 Surety $42

6. Claim count information is reported per claim or per claimant. (Indicate which). PER CLAIMANT
   If not the same in all years, explain in Interrogatory 7.

7.1 The information provided in Schedule P will be used by many persons to estimate the adequacy of the current loss and expense reserves, among other things. Are there any especially significant events, coverage, retention or accounting changes that have occurred that must be considered when making such analyses? Yes [X] No [ ]

7.2 An extended statement may be attached.

1) Adjusting and other expense payments were allocated to the years in which the losses were incurred based on reported, open and closed claim counts. This is a change in methodology from the traditional paid-to-paid method used last year, and it only applies to year-to-date paid activity in 2006. Adjusting and other expense reserves were allocated to the years in which the losses were incurred based on the traditional paid-to-paid method. This is not a change from last year.

2) The retention per claim for workers' compensation was $250,000 before 1999, $100,000 from 1999 until 4/1/2002, and $300,000 after 4/1/2002. The per claim retention for workers' compensation increased to $350,000, $750,000, and $1 million effective 4/1/2004, 4/1/2005, and 4/1/2006 respectively.

3) Effective 6/1/2003, the retention increased from $250,000 to $350,000 on the general liability and auto liability lines of business. Effective 6/1/2005 the retention increased to $500,000.

4) The property excess reinsurance retention increased from $250,000 to $500,000 effective 12/1/2003. The mix of business by state and class has shifted over time.

5) The medical malpractice excess reinsurance retention before 4/1/2004 was $200,000. Effective 4/1/2004, this retention increased to $300,000.

6) Salvage and subrogation are reported gross of reinsurance in Part 1 columns 10 and 23. Loss reserves have not been reduced for anticipated surety recoveries.

7) Effective 10/1/2000, a quota share agreement was entered into between Employers Re (ERC) and Star Insurance Company. This agreement covered certain workers compensation programs. This treaty was cancelled effective 12/31/2001 and commuted effective 9/30/2004.

8) Effective 1/1/2005, Star Insurance Company began an intercompany pooling arrangement with Savers Property and Casualty Insurance Company (NAIC #16551), Williamsburg National Insurance Company (NAIC #25780) and Ameritrust Insurance Corporation (NAIC #10665). The respective percentages are: 56.6%, 22.0%, 11.4% and 10.0% as of 1/1/06. All lines of business are included in this arrangement except accident and health.

9) There was a recovery of $3.8 million on one surety bond in 2006. The pooling percentage share of this recovery is listed in the prior year row of Schedule P - Part 1K, Column 10.

Exhibit 28.2 Savers Property & Casualty Insurance Company's 2006 Schedule P.

SCHEDULE P - ANALYSIS OF LOSSES AND LOSS EXPENSES

SCHEDULE P - PART 1 - SUMMARY

($000 Omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	246	83	127	13	20		6	296	XXX
2. 1997	32,144	14,328	17,816	15,595	7,609	3,944	1,843	1,251	42	327	11,296	XXX
3. 1998	40,608	18,612	21,996	24,729	13,508	6,113	3,464	1,799	135	115	15,534	XXX
4. 1999	47,344	22,175	25,169	34,242	19,360	7,102	3,337	2,458	228	216	20,876	XXX
5. 2000	60,295	31,073	29,222	43,638	26,515	8,109	4,124	3,197	491	407	23,815	XXX
6. 2001	64,722	30,731	33,991	38,141	19,802	6,723	2,567	2,806	636	584	24,665	XXX
7. 2002	46,030	14,937	31,092	24,864	10,455	4,486	1,612	1,854	130	1,062	19,005	XXX
8. 2003	46,707	13,749	32,958	19,138	5,248	3,393	491	1,954	119	202	18,627	XXX
9. 2004	63,549	16,363	47,186	20,435	6,394	3,190	410	2,305	62	162	19,064	XXX
10. 2005	71,615	16,624	54,991	16,824	3,847	1,892	107	2,283	25	144	17,020	XXX
11. 2006	72,003	15,921	56,082	9,332	2,470	1,147	21	1,769	2	57	9,755	XXX
12. Totals	XXX	XXX	XXX	247,184	115,292	46,224	17,989	21,697	1,871	3,282	179,952	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior	1,242	831	514	179	98	24	126	41	48	0	64	954	XXX
2. 1997	228	118	236	181	45	27	81	68	19	8	32	207	XXX
3. 1998	1,506	1,062	817	681	147	115	268	236	82	34	20	694	XXX
4. 1999	1,901	1,523	1,056	940	159	202	300	261	111	25	23	577	XXX
5. 2000	3,790	3,124	1,485	1,191	268	169	306	224	198	3	30	1,336	XXX
6. 2001	3,900	3,093	1,861	1,551	297	260	399	291	226	2	40	1,486	XXX
7. 2002	2,405	1,426	1,974	1,308	233	98	452	282	169	(2)	27	2,120	XXX
8. 2003	3,419	1,011	3,255	1,329	331	57	743	278	223	0	45	5,295	XXX
9. 2004	6,673	2,670	6,485	2,916	636	117	1,752	812	397	0	109	9,427	XXX
10. 2005	9,286	2,023	11,356	3,769	817	105	3,058	1,076	647	1	161	18,190	XXX
11. 2006	8,662	1,688	18,602	4,923	625	67	4,809	1,350	1,120	1	242	25,788	XXX
12. Totals	43,013	18,568	47,642	18,967	3,656	1,240	12,294	4,921	3,239	73	793	66,075	XXX

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	747	207
2. 1997	21,399	9,897	11,503	66.6	69.1	64.6			22.00	166	41
3. 1998	35,461	19,234	16,227	87.3	103.3	73.8			22.00	581	112
4. 1999	47,329	25,877	21,453	100.0	116.7	85.2			22.00	494	82
5. 2000	60,992	35,841	25,151	101.2	115.3	86.1			22.00	960	376
6. 2001	54,353	28,201	26,151	84.0	91.8	76.9			22.00	1,118	368
7. 2002	36,436	15,311	21,125	79.2	102.5	67.9			22.00	1,645	475
8. 2003	32,457	8,534	23,922	69.5	62.1	72.6			22.00	4,334	962
9. 2004	41,871	13,381	28,491	65.9	81.8	60.4			22.00	7,571	1,856
10. 2005	46,162	10,952	35,210	64.5	65.9	64.0			22.00	14,850	3,340
11. 2006	46,066	10,522	35,543	64.0	66.1	63.4			22.00	20,653	5,135
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	53,120	12,955

Note: Parts 2 and 4 are gross of all discounting, including tabular discounting. Part 1 is gross of only nontabular discounting, which is reported in Columns 32 and 33 of Part 1. The tabular discount, if any, is reported in the Notes to Financial Statements which will reconcile Part 1 with Parts 2 and 4.

SCHEDULE P - PART 2 - SUMMARY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	DEVELOPMENT 11 One Year	12 Two Year
1. Prior	8,183	8,057	12,013	11,876	11,838	12,095	12,623	12,830	12,894	13,036	141	206
2. 1997	8,915	10,220	10,271	10,226	10,252	10,158	10,142	10,225	10,249	10,283	34	58
3. 1998	XXX	11,763	13,219	15,099	13,743	14,008	14,007	14,215	14,393	14,515	122	300
4. 1999	XXX	XXX	15,141	17,123	17,651	18,924	19,359	19,111	19,101	19,136	36	25
5. 2000	XXX	XXX	XXX	20,257	22,729	21,509	21,199	21,049	21,915	22,250	335	1,201
6. 2001	XXX	XXX	XXX	XXX	22,436	23,420	24,017	24,414	23,964	23,758	(206)	(656)
7. 2002	XXX	XXX	XXX	XXX	XXX	19,355	18,922	19,080	19,377	19,231	(145)	151
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	20,500	20,774	21,649	21,865	216	1,091
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28,274	27,214	25,851	(1,363)	(2,422)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32,050	32,306	256	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32,657	XXX	XXX
										12. Totals	(575)	(45)

SCHEDULE P - PART 3 - SUMMARY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000	3,764	5,668	9,069	9,973	10,336	11,023	11,387	11,853	12,129	XXX	XXX
2. 1997	2,499	5,639	7,670	8,597	9,242	9,513	9,758	9,854	9,981	10,087	XXX	XXX
3. 1998	XXX	3,063	6,844	9,821	11,366	12,441	13,082	13,345	13,709	13,869	XXX	XXX
4. 1999	XXX	XXX	3,563	8,668	12,512	15,765	17,495	18,066	18,518	18,646	XXX	XXX
5. 2000	XXX	XXX	XXX	5,057	11,667	15,319	18,141	19,552	20,359	21,109	XXX	XXX
6. 2001	XXX	XXX	XXX	XXX	5,731	12,874	17,687	20,289	21,723	22,495	XXX	XXX
7. 2002	XXX	XXX	XXX	XXX	XXX	5,190	10,398	14,020	16,233	17,282	XXX	XXX
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	5,250	10,773	14,428	16,792	XXX	XXX
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,353	12,766	16,821	XXX	XXX
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,138	14,762	XXX	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,988	XXX	XXX

SCHEDULE P - PART 4 - SUMMARY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	2,791	869	1,431	768	574	457	584	490	420	421
2. 1997	4,311	2,113	1,146	877	389	245	144	157	91	68
3. 1998	XXX	5,565	2,969	3,133	770	574	296	264	196	168
4. 1999	XXX	XXX	7,531	4,160	1,863	947	766	459	212	155
5. 2000	XXX	XXX	XXX	10,023	4,951	1,884	469	129	441	376
6. 2001	XXX	XXX	XXX	XXX	10,091	4,378	2,154	1,790	632	418
7. 2002	XXX	XXX	XXX	XXX	XXX	9,169	3,759	2,035	1,297	836
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	9,740	5,062	3,286	2,391
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,090	8,042	4,509
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16,373	9,570
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17,138

Sch. P-Pt. 1A
NONE

Sch. P-Pt. 1B
NONE

SCHEDULE P - PART 1C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1997	542	18	524	297	0	47		16			359	341
3. 1998	2,782	1,646	1,137	3,649	2,972	744	719	190	42	2	852	867
4. 1999	5,031	3,151	1,880	5,181	3,758	880	641	301	99	4	1,864	1,168
5. 2000	9,378	7,239	2,140	10,126	7,679	1,572	1,260	469	170	12	3,059	1,846
6. 2001	8,926	2,868	6,057	8,047	3,412	1,187	520	337	105	142	5,535	1,010
7. 2002	4,562	702	3,860	2,957	743	310	99	210	125	43	2,510	244
8. 2003	3,694	847	2,847	1,444	257	363	101	204	6	1	1,648	208
9. 2004	8,405	1,964	6,441	3,183	955	409	121	254	2	2	2,768	419
10. 2005	12,452	2,470	9,982	2,574	302	156	17	278		2	2,689	534
11. 2006	12,792	1,937	10,855	938	0	23		250		3	1,210	480
12. Totals	XXX	XXX	XXX	38,397	20,077	5,691	3,476	2,509	550	210	22,495	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	0
2. 1997												0	
3. 1998	30	30	40	40	3	3	8	8	3	3	0	0	1
4. 1999	19	15	1		2	2	0		1	0	0	5	2
5. 2000	53	36	80	54	35	24	16	11	6	2	1	63	3
6. 2001	297	147	149	172	23	9	30	34	16	2	3	152	6
7. 2002	152	19	56	13	15	2	11	3	6		1	204	5
8. 2003	349	165	109	67	33		22	13	17		3	285	4
9. 2004	927	376	522	351	91	15	104	70	29		9	861	13
10. 2005	2,470	527	2,175	1,166	133	5	434	233	89		27	3,370	39
11. 2006	1,631	141	4,157	1,156	62	2	829	231	198		34	5,349	171
12. Totals	5,928	1,454	7,290	3,020	398	62	1,454	602	363	7	78	10,289	246

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1997	360	0	359	66.5	2.5	68.6			22.00	0	0
3. 1998	4,668	3,816	852	167.8	231.9	75.0			22.00	0	0
4. 1999	6,385	4,516	1,869	126.9	143.3	99.4			22.00	5	1
5. 2000	12,357	9,235	3,122	131.8	127.6	145.9			22.00	43	20
6. 2001	10,086	4,399	5,687	113.0	153.4	93.9			22.00	128	24
7. 2002	3,718	1,003	2,714	81.5	143.0	70.3			22.00	176	27
8. 2003	2,541	608	1,933	68.8	71.8	67.9			22.00	227	58
9. 2004	5,518	1,890	3,629	65.7	96.2	56.3			22.00	722	140
10. 2005	8,308	2,250	6,059	66.7	91.1	60.7			22.00	2,952	417
11. 2006	8,088	1,529	6,559	63.2	78.9	60.4			22.00	4,492	857
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	8,744	1,544

SCHEDULE P - PART 1D - WORKERS' COMPENSATION

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	227	82	22	13	1			156	XXX
2. 1997	15,314	5,696	9,618	6,542	2,035	870	173	781	22	33	5,962	1,878
3. 1998	19,067	6,873	12,193	10,180	3,510	1,425	422	1,025	47	19	8,652	2,518
4. 1999	20,662	7,742	12,920	13,563	5,684	1,857	782	1,256	80	37	10,129	2,656
5. 2000	26,793	10,790	16,002	20,282	11,673	2,543	1,205	1,759	212	108	11,494	3,369
6. 2001	30,815	17,141	13,674	18,122	10,114	1,910	1,054	1,505	411	165	7,958	3,786
7. 2002	23,803	6,758	17,046	11,500	3,596	1,623	275	973	(90)	53	10,314	1,909
8. 2003	27,089	7,486	19,603	11,606	2,937	1,816	144	1,100	1	74	11,440	1,778
9. 2004	31,551	6,197	25,354	9,568	1,300	1,719	86	1,269		39	11,170	1,780
10. 2005	30,333	4,060	26,273	7,174	590	1,243	25	1,050		11	8,852	1,530
11. 2006	27,045	3,266	23,779	2,864	282	972	9	873		2	4,418	1,355
12. Totals	XXX	XXX	XXX	109,627	41,802	16,000	4,188	11,591	683	542	90,545	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	1,221	831	376	137	30	24	67	25	39		9	716	6
2. 1997	161	71	78	32	11	3	14	6	9		1	160	3
3. 1998	1,227	829	298	184	51	24	53	33	43		8	603	8
4. 1999	1,510	1,258	614	554	71	64	110	99	73		11	404	16
5. 2000	3,579	3,071	1,246	1,075	151	142	220	192	175		26	892	31
6. 2001	2,726	2,476	1,434	1,237	146	128	257	221	168		22	668	39
7. 2002	1,993	1,329	1,508	1,062	124	66	270	190	134		19	1,380	27
8. 2003	2,433	668	2,483	995	159	34	444	178	156		26	3,801	44
9. 2004	3,545	1,425	3,567	1,383	267	52	638	247	247		38	5,156	75
10. 2005	4,654	920	5,128	970	361	49	917	173	354		52	9,301	125
11. 2006	4,460	447	7,753	1,350	322	27	1,386	241	574		65	12,432	537
12. Totals	27,508	13,325	24,486	8,977	1,693	612	4,376	1,605	1,972	0	277	35,514	910

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	629	88
2. 1997	8,465	2,342	6,122	55.3	41.1	63.7			22.00	136	24
3. 1998	14,303	5,049	9,255	75.0	73.5	75.9			22.00	512	91
4. 1999	19,054	8,521	10,534	92.2	110.1	81.5			22.00	313	91
5. 2000	29,956	17,570	12,386	111.8	162.8	77.4			22.00	680	212
6. 2001	24,268	15,642	8,626	78.8	91.3	63.1			22.00	447	221
7. 2002	18,123	6,428	11,695	76.1	95.1	68.6			22.00	1,109	271
8. 2003	20,197	4,956	15,241	74.6	66.2	77.7			22.00	3,254	547
9. 2004	20,819	4,493	16,326	66.0	72.5	64.4			22.00	4,304	853
10. 2005	20,880	2,727	18,153	68.8	67.2	69.1			22.00	7,891	1,410
11. 2006	19,204	2,355	16,849	71.0	72.1	70.9			22.00	10,417	2,015
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	29,692	5,822

SCHEDULE P - PART 1E - COMMERCIAL MULTIPLE PERIL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	12		104	0	17		0	133	XXX
2. 1997	3,913	1,439	2,474	2,325	1,121	751	308	207	9	30	1,844	537
3. 1998	6,023	3,626	2,397	4,562	2,969	1,498	1,141	281	40	30	2,191	791
4. 1999	7,640	4,209	3,431	7,823	5,188	1,844	1,121	432	46	107	3,743	1,078
5. 2000	8,805	4,721	4,084	6,349	3,617	1,411	780	468	82	190	3,749	1,193
6. 2001	9,406	3,466	5,941	7,311	2,947	1,260	162	458	46	112	5,873	1,026
7. 2002	7,628	2,466	5,162	4,667	2,072	732	182	361	31	57	3,474	596
8. 2003	8,300	2,564	5,736	2,951	356	580	77	328	26	80	3,399	468
9. 2004	14,268	4,651	9,617	4,429	2,034	575	121	469	6	52	3,312	524
10. 2005	17,492	5,430	12,062	4,448	1,711	272	44	501	(0)	31	3,467	459
11. 2006	20,093	6,203	13,890	3,374	1,164	110	10	363	(0)	14	2,674	383
12. Totals	XXX	XXX	XXX	48,250	23,179	9,137	3,947	3,884	288	704	33,858	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior	15		76	1	62	1	33	0	7		2	191	15
2. 1997	42	37	120	117	23	22	52	51	8	8	3	11	4
3. 1998	140	136	450	436	89	86	195	188	31	31	10	29	7
4. 1999	169	116	383	354	76	65	164	153	28	24	9	108	11
5. 2000	60	2	25	17	24	1	11	8	4	0	1	95	3
6. 2001	448	179	103	56	85	85	36	19	23		9	355	9
7. 2002	143	21	193	91	35	4	74	35	16		6	309	6
8. 2003	440	119	367	45	63	5	143	13	28		13	860	13
9. 2004	1,741	706	1,729	735	149	28	692	288	70	0	57	2,624	52
10. 2005	1,748	507	2,674	964	183	29	1,051	386	117	1	72	3,886	67
11. 2006	2,149	1,069	4,137	1,358	108	29	1,501	491	186	1	103	5,132	113
12. Totals	7,096	2,893	10,258	4,175	897	355	3,951	1,631	518	66	283	13,600	299

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	91	101
2. 1997	3,529	1,673	1,855	90.2	116.3	75.0			22.00	8	3
3. 1998	7,246	5,027	2,219	120.3	138.7	92.6			22.00	19	10
4. 1999	10,919	7,068	3,851	142.9	167.9	112.2			22.00	81	26
5. 2000	8,351	4,508	3,843	94.8	95.5	94.1			22.00	65	30
6. 2001	9,724	3,495	6,228	103.4	100.9	104.8			22.00	316	39
7. 2002	6,220	2,437	3,783	81.5	98.8	73.3			22.00	224	85
8. 2003	4,900	641	4,259	59.0	25.0	74.2			22.00	643	216
9. 2004	9,854	3,918	5,936	69.1	84.2	61.7			22.00	2,029	595
10. 2005	10,995	3,642	7,353	62.9	67.1	61.0			22.00	2,951	935
11. 2006	11,927	4,121	7,805	59.4	66.4	56.2			22.00	3,859	1,273
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	10,286	3,314

SCHEDULE P - PART 1F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX		1	1	1	0			(1)	XXX
2. 1997	151	70	81	12	13	30	23	4			10	4
3. 1998	143	72	70	9	4	23	19	2			11	7
4. 1999	186	90	96	90	13	22	4	7			102	6
5. 2000	226	75	150	130	87	60	32	7			79	7
6. 2001	260	67	194	20	29	28	13	5			11	6
7. 2002	252	35	217	60	9	53	13	7			99	4
8. 2003	334	28	306	60	0	14	1	6			78	6
9. 2004	378	27	350	20		15	2	5			39	4
10. 2005	436	25	411			2	1	4			5	0
11. 2006	417	2	415					0			0	0
12. Totals	XXX	XXX	XXX	402	157	247	107	48	0	0	432	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	Losses Unpaid - Case Basis: 14 Ceded	Losses Unpaid - Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid - Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid - Case Basis: 18 Ceded	Defense and Cost Containment Unpaid - Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid - Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior			9				5		1			15	
2. 1997	15		4		8		2		1			31	0
3. 1998			1				0		0			1	
4. 1999			2				1		0			4	
5. 2000	13		14	0	9		8	0	2			46	0
6. 2001			13	1			8	1	1			20	
7. 2002	6		22	3	9	2	13	2	3			46	1
8. 2003	41	6	34	1	13	4	19	1	6			100	2
9. 2004	19	9	84	8	15	6	48	5	10			147	1
10. 2005	45	22	119	6	9	4	68	4	17			221	0
11. 2006			154	1			88	0	21			262	
12. Totals	139	37	457	20	61	16	260	13	63	0	0	893	4

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	9	6
2. 1997	77	36	41	50.8	50.9	50.6			22.00	20	11
3. 1998	36	23	13	25.1	31.9	18.0			22.00	1	1
4. 1999	122	17	106	65.8	18.4	109.8			22.00	2	2
5. 2000	244	119	125	108.0	158.1	83.0			22.00	27	19
6. 2001	75	44	31	28.9	65.5	16.3			22.00	12	8
7. 2002	173	28	145	68.5	80.5	66.6			22.00	25	21
8. 2003	192	14	178	57.5	49.2	58.3			22.00	67	33
9. 2004	216	30	186	57.2	109.7	53.1			22.00	86	61
10. 2005	264	38	226	60.4	154.4	54.8			22.00	136	85
11. 2006	263	1	262	63.2	58.8	63.2			22.00	153	109
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	538	355

SCHEDULE P - PART 1F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1997	512	260	252	177	47	115	41	17			221	17
3. 1998	574	296	278	310	159	144	56	21			259	19
4. 1999	661	319	342	392	158	247	110	28			398	24
5. 2000	797	251	546	649	352	282	75	36			540	23
6. 2001	1,089	238	851	765	409	387	64	47			725	24
7. 2002	1,363	270	1,093	456	56	422	41	50			831	31
8. 2003	1,685	321	1,363	961	354	484	77	76			1,091	35
9. 2004	1,939	383	1,556	160	14	260	32	57			430	28
10. 2005	2,228	242	1,986	67	7	88	11	57			194	16
11. 2006	2,086	191	1,895			12	2	45			55	14
12. Totals	XXX	XXX	XXX	3,936	1,556	2,438	508	434	0	0	4,745	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	Losses Unpaid: Case Basis: 14 Ceded	Losses Unpaid: Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid: Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid: Case Basis: 18 Ceded	Defense and Cost Containment Unpaid: Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid: Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1997												0	
3. 1998												0	
4. 1999	2		3	2	4		1	1	0			8	0
5. 2000			0	0			0	0	0			(0)	
6. 2001			0	0			0	0	0			0	
7. 2002	11		17	3	7		10	2	2			43	0
8. 2003	61		43	22	40	1	25	12	8			141	2
9. 2004	241	22	175	123	55	5	100	70	22			372	4
10. 2005	289	25	462	66	77	13	264	39	45			994	5
11. 2006	165	25	701	73	95	7	400	43	72			1,285	8
12. Totals	768	72	1,402	289	278	26	799	167	150	0	0	2,844	20

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1997	310	88	221	60.4	34.0	87.6			22.00	0	0
3. 1998	475	215	259	82.7	72.7	93.3			22.00	0	0
4. 1999	677	271	406	102.4	84.9	118.7			22.00	3	5
5. 2000	967	427	540	121.3	169.9	99.0			22.00	(0)	(0)
6. 2001	1,199	473	725	110.1	198.7	85.3			22.00	0	0
7. 2002	975	101	874	71.5	37.5	79.9			22.00	25	18
8. 2003	1,698	465	1,232	100.8	144.7	90.4			22.00	82	59
9. 2004	1,069	266	802	55.1	69.5	51.6			22.00	270	102
10. 2005	1,349	161	1,187	60.5	66.6	59.8			22.00	660	334
11. 2006	1,489	150	1,340	71.4	78.5	70.7			22.00	769	516
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	1,810	1,034

SCHEDULE P - PART 1G - SPECIAL LIABILITY
(OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1997			0								0	XXX
3. 1998			0								0	XXX
4. 1999			0								0	XXX
5. 2000			0								0	XXX
6. 2001			0								0	XXX
7. 2002			0								0	XXX
8. 2003			0								0	XXX
9. 2004			0								0	XXX
10. 2005			0								0	XXX
11. 2006			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

NONE

	Losses Unpaid: Case Basis: 13 Direct and Assumed	Case Basis: 14 Ceded	Bulk + IBNR: 15 Direct and Assumed	Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	Case Basis: 18 Ceded	Bulk + IBNR: 19 Direct and Assumed	Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1997												0	
3. 1998												0	
4. 1999												0	
5. 2000												0	
6. 2001												0	
7. 2002												0	
8. 2003												0	
9. 2004												0	
10. 2005												0	
11. 2006												0	
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1997	0	0	0	0.0	0.0	0.0				0	0
3. 1998	0	0	0	0.0	0.0	0.0				0	0
4. 1999	0	0	0	0.0	0.0	0.0				0	0
5. 2000	0	0	0	0.0	0.0	0.0				0	0
6. 2001	0	0	0	0.0	0.0	0.0				0	0
7. 2002	0	0	0	0.0	0.0	0.0				0	0
8. 2003	0	0	0	0.0	0.0	0.0				0	0
9. 2004	0	0	0	0.0	0.0	0.0				0	0
10. 2005	0	0	0	0.0	0.0	0.0				0	0
11. 2006	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX					1			1	XXX
2. 1997	1,470	380	1,090	608	250	232	36	62			615	89
3. 1998	2,568	289	2,279	958	243	541	102	98			1,252	132
4. 1999	3,268	1,193	2,075	2,019	915	1,052	154	183		9	2,185	180
5. 2000	3,574	1,692	1,881	1,354	334	825	143	131			1,834	151
6. 2001	3,214	1,181	2,033	1,108	655	495	79	131		81	1,001	119
7. 2002	1,839	1,040	800	133	21	96	24	62			246	55
8. 2003	1,776	951	825	210	108	40	23	53	(15)		187	37
9. 2004	2,237	1,125	1,112	1,243	1,129	55	8	74	15	1	219	92
10. 2005	2,663	1,613	1,050	67	43	14	2	90		0	126	40
11. 2006	2,861	1,369	1,492	11	2	2	0	32			43	32
12. Totals	XXX	XXX	XXX	7,711	3,699	3,351	570	916	0	90	7,709	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22			
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	7		28	24	6		12	10	1		0	20	1
2. 1997			11	9			5	4	0		0	3	
3. 1998	99	58	15	10	3	2	6	3	4		1	53	0
4. 1999	183	116	49	26	5	70	21	7	9		3	47	1
5. 2000	42	0	102	35	43	1	44	10	8		2	194	3
6. 2001	380	264	107	54	33	36	46	3	13		6	222	2
7. 2002	26	13	111	87	3	1	48	32	3		2	58	2
8. 2003	25	9	189	173	11	5	82	53	5		2	73	2
9. 2004	111	51	342	269	23	4	148	116	12		5	194	8
10. 2005	37	15	638	496	14	4	275	214	15		8	250	6
11. 2006	40	6	989	633	7	2	427	273	32		12	582	12
12. Totals	950	532	2,579	1,815	149	125	1,114	726	101	0	41	1,695	38

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	11	9
2. 1997	916	299	618	62.3	78.5	56.7			22.00	2	1
3. 1998	1,723	418	1,305	67.1	144.6	57.3			22.00	45	8
4. 1999	3,519	1,287	2,232	107.7	107.8	107.6			22.00	89	(42)
5. 2000	2,550	523	2,027	71.3	30.9	107.8			22.00	109	84
6. 2001	2,314	1,091	1,223	72.0	92.4	60.2			22.00	170	53
7. 2002	482	178	304	26.2	17.1	38.0			22.00	38	20
8. 2003	616	356	260	34.7	37.4	31.5			22.00	32	41
9. 2004	2,006	1,593	413	89.7	141.6	37.2			22.00	133	61
10. 2005	1,150	774	376	43.2	48.0	35.8			22.00	164	86
11. 2006	1,541	916	624	53.8	66.9	41.8			22.00	391	191
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	1,183	513

SCHEDULE P - PART 1H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	13		(1)		0			12	XXX
2. 1997	2,631	408	2,223	743	131	693	154	71	11		1,211	80
3. 1998	2,788	425	2,363	1,294	413	778	154	97	5		1,597	83
4. 1999	3,179	502	2,677	866	237	710	136	95	1		1,299	103
5. 2000	3,420	793	2,627	1,178	553	888	243	164	28	2	1,406	114
6. 2001	3,684	1,098	2,585	1,627	691	1,093	409	211	73		1,759	125
7. 2002	1,751	621	1,131	644	373	433	243	143	64	22	540	83
8. 2003	154	9	145	6	6	18	8	123	102		31	12
9. 2004	638	341	297	31		86		90	38		170	37
10. 2005	861	135	726	43		66		100	26		184	55
11. 2006	929	126	803	48		4		37	2		86	42
12. Totals	XXX	XXX	XXX	6,493	2,404	4,770	1,347	1,131	349	24	8,294	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1997					3	2			0			1	0
3. 1998	2		5	2			2	1	0			7	0
4. 1999												0	
5. 2000	22		13	5	4		6	2	2		0	41	1
6. 2001	21		46	23	11	1	20	10	4	0	0	67	2
7. 2002	29		38	21	18		16	9	5		0	77	1
8. 2003												0	
9. 2004	0		45	27	26		19	12	4		0	55	1
10. 2005	28		87	41	14		38	18	8		0	116	5
11. 2006	19		177	49	15		76	21	13		1	230	12
12. Totals	123	0	411	168	91	4	177	73	36	0	2	594	22

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1997	1,510	298	1,213	57.4	72.9	54.5			22.00	0	1
3. 1998	2,179	575	1,604	78.2	135.3	67.9			22.00	5	2
4. 1999	1,672	374	1,299	52.6	74.4	48.5			22.00	0	0
5. 2000	2,276	830	1,446	66.6	104.7	55.0			22.00	31	10
6. 2001	3,033	1,208	1,825	82.3	110.0	70.6			22.00	44	23
7. 2002	1,327	710	617	75.8	114.4	54.6			22.00	47	30
8. 2003	147	116	31	95.6	1,259.5	21.3			22.00	0	0
9. 2004	301	77	225	47.2	22.5	75.8			22.00	18	37
10. 2005	384	84	299	44.6	62.2	41.3			22.00	74	41
11. 2006	389	72	316	41.9	57.4	39.4			22.00	147	83
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	366	228

SCHEDULE P - PART 1I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	39	22	27	20	1		1	25	XXX
2. 2005	2,889	2,392	497	1,373	1,184	2	1	23			214	XXX
3. 2006	3,039	2,557	482	1,163	1,019	6		30			179	XXX
4. Totals	XXX	XXX	XXX	2,576	2,224	35	22	53	0	1	418	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior	147	107	24	20	22	16	3	2	5		0	57	7
2. 2005	1	1	61	54	1	1	7	6	2		0	10	2
3. 2006	9	1	301	253	1		33	28	10		1	72	2
4. Totals	158	108	386	327	24	16	42	36	16	0	2	139	11

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	45	12
2. 2005	1,470	1,246	224	50.9	52.1	45.1			22.00	7	3
3. 2006	1,552	1,300	252	51.1	50.8	52.2			22.00	56	16
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	109	30

SCHEDULE P - PART 1J - AUTO PHYSICAL DAMAGE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments				
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	1		6		8		13	15	XXX
2. 2005	2,055	158	1,898	1,065		40		177		100	1,283	201
3. 2006	2,396	166	2,229	924		20		135		37	1,080	186
4. Totals	XXX	XXX	XXX	1,991	0	66	0	321	0	149	2,377	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22			
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior					4	1			0			3	10
2. 2005	6				21				1		1	28	14
3. 2006	166		106		10		14		8		27	304	47
4. Totals	173	0	106	0	34	1	14	0	8	0	28	335	71

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	3
2. 2005	1,311	0	1,311	63.8	0.0	69.1			22.00	6	21
3. 2006	1,384	0	1,384	57.8	0.0	62.1			22.00	272	31
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	279	56

SCHEDULE P - PART 1K - FIDELITY/SURETY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	(10)	(4)	145	144			917	(4)	XXX
2. 2005	31	30	1	11	11	6	6			0	0	XXX
3. 2006	17	16	1								0	XXX
4. Totals	XXX	XXX	XXX	0	6	152	150	0	0	917	(4)	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	143	143	127	119	22	22	46	43	4	(0)	82	15	
2. 2005	3	3	2	2			1	1	0	0		0	
3. 2006			7	7			3	3	0			1	
4. Totals	146	146	136	127	22	22	49	46	5	(0)	82	16	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	8	7
2. 2005	23	23	0	73.5	76.0	7.4			22.00	0	0
3. 2006	10	9	1	60.8	59.9	71.5			22.00	1	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	9	8

Sch. P-Pt. 1L
NONE

Sch. P-Pt. 1M
NONE

Sch. P-Pt. 1N
NONE

SCHEDULE P - PART 10 - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1997			0								0	XXX
3. 1998			0								0	XXX
4. 1999			0								0	XXX
5. 2000			0								0	XXX
6. 2001			0								0	XXX
7. 2002	0		0								0	XXX
8. 2003		(731)	731								0	XXX
9. 2004		(586)	586								0	XXX
10. 2005			0								0	XXX
11. 2006			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 1997												0	XXX
3. 1998												0	XXX
4. 1999												0	XXX
5. 2000												0	XXX
6. 2001												0	XXX
7. 2002												0	XXX
8. 2003												0	XXX
9. 2004												0	XXX
10. 2005												0	XXX
11. 2006												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1997	0	0	0	0.0	0.0	0.0			22.00	0	0
3. 1998	0	0	0	0.0	0.0	0.0			22.00	0	0
4. 1999	0	0	0	0.0	0.0	0.0			22.00	0	0
5. 2000	0	0	0	0.0	0.0	0.0			22.00	0	0
6. 2001	0	0	0	0.0	0.0	0.0			22.00	0	0
7. 2002	0	0	0	0.0	0.0	0.0			22.00	0	0
8. 2003	0	0	0	0.0	0.0	0.0			22.00	0	0
9. 2004	0	0	0	0.0	0.0	0.0			22.00	0	0
10. 2005	0	0	0	0.0	0.0	0.0			22.00	0	0
11. 2006	0	0	0	0.0	0.0	0.0			22.00	0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12 Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss Payments 4 Direct and Assumed	Loss Payments 5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	Defense and Cost Containment Payments 7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	Adjusting and Other Payments 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1997			0								0	XXX
3. 1998			0								0	XXX
4. 1999			0								0	XXX
5. 2000			0								0	XXX
6. 2001			0								0	XXX
7. 2002			0								0	XXX
8. 2003			0								0	XXX
9. 2004			0								0	XXX
10. 2005			0								0	XXX
11. 2006			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis 13 Direct and Assumed	Case Basis 14 Ceded	Bulk + IBNR 15 Direct and Assumed	Bulk + IBNR 16 Ceded	Case Basis 17 Direct and Assumed	Case Basis 18 Ceded	Bulk + IBNR 19 Direct and Assumed	Bulk + IBNR 20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 1997												0	XXX
3. 1998												0	XXX
4. 1999												0	XXX
5. 2000												0	XXX
6. 2001												0	XXX
7. 2002												0	XXX
8. 2003												0	XXX
9. 2004												0	XXX
10. 2005												0	XXX
11. 2006												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

NONE

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1997	0	0	0	0.0	0.0	0.0				0	0
3. 1998	0	0	0	0.0	0.0	0.0				0	0
4. 1999	0	0	0	0.0	0.0	0.0				0	0
5. 2000	0	0	0	0.0	0.0	0.0				0	0
6. 2001	0	0	0	0.0	0.0	0.0				0	0
7. 2002	0	0	0	0.0	0.0	0.0				0	0
8. 2003	0	0	0	0.0	0.0	0.0				0	0
9. 2004	0	0	0	0.0	0.0	0.0				0	0
10. 2005	0	0	0	0.0	0.0	0.0				0	0
11. 2006	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1997	178	89	89	1		50	42	2			11	1
3. 1998	200	104	96	3	2	5	2	2			6	0
4. 1999	156	58	98					2			2	0
5. 2000	101	25	76	154	89	16	13	1			69	2
6. 2001	92	39	54	13	2	11	1	2	0		22	1
7. 2002	53	18	35	1	0						0	0
8. 2003	63	12	51					2			2	0
9. 2004	60	11	49	0				2			2	0
10. 2005	100	25	75	2		1		4			7	1
11. 2006	213	54	160	9	4	0	0	5		1	10	4
12. Totals	XXX	XXX	XXX	183	97	83	59	21	0	1	130	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior			1	1			0	0	0			0	
2. 1997			0	0			0	0	0			0	
3. 1998			0	0			0	0	0			0	
4. 1999												0	
5. 2000			0	0			0	0	0			0	
6. 2001			0	0			0	0	0			0	
7. 2002			0	0			0	0	0			0	
8. 2003												0	
9. 2004			0	0			0	0	0			0	
10. 2005	3	2	10	3	4	1	4	1	1			15	1
11. 2006	21		69	24	5		30	10	6			97	1
12. Totals	25	2	81	28	9	1	35	12	7	0	0	114	2

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1997	53	43	11	29.8	47.7	11.9			22.00	0	0
3. 1998	9	4	6	4.6	3.6	5.7			22.00	0	0
4. 1999	2	0	2	1.0	0.0	1.6			22.00	0	0
5. 2000	171	102	69	168.9	406.3	90.9			22.00	0	0
6. 2001	26	4	23	28.3	9.1	42.1			22.00	0	0
7. 2002	1	0	0	1.4	2.7	0.7			22.00	0	0
8. 2003	2	0	2	2.8	0.0	3.5			22.00	0	0
9. 2004	3	0	3	4.3	0.5	5.2			22.00	0	0
10. 2005	29	7	22	29.3	27.4	29.9			22.00	8	7
11. 2006	145	38	107	68.2	71.4	67.1			22.00	67	30
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	76	38

SCHEDULE P - PART 1R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1997	137	51	86	6	7	22	21	1			(0)	2
3. 1998	105	82	22	19		6	6	0			20	1
4. 1999	95	28	67	220	220	26	26	1			1	1
5. 2000	64	32	32								0	
6. 2001	44	29	16			7	7				0	0
7. 2002	(9)	(8)	(1)			0	0	0			0	
8. 2003	112	20	93								0	
9. 2004	114	(1)	115					0			0	
10. 2005	73	44	30								0	
11. 2006	116	35	81								0	
12. Totals	XXX	XXX	XXX	245	227	61	60	2	0	0	20	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1997												0	
3. 1998												0	
4. 1999												0	
5. 2000												0	
6. 2001												0	
7. 2002												0	
8. 2003												0	
9. 2004												0	
10. 2005												0	
11. 2006			51	21			22	9				43	
12. Totals	0	0	51	21	0	0	22	9	0	0	0	43	0

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1997	28	28	(0)	20.4	55.6	(0.5)			22.00	0	0
3. 1998	25	6	20	24.2	7.0	87.3			22.00	0	0
4. 1999	246	246	1	259.9	879.5	1.0			22.00	0	0
5. 2000	0	0	0	0.0	0.0	0.0			22.00	0	0
6. 2001	7	7	0	16.4	25.4	0.0			22.00	0	0
7. 2002	0	0	0	(5.0)	(2.7)	(33.3)			22.00	0	0
8. 2003	0	0	0	0.0	0.0	0.0			22.00	0	0
9. 2004	0	0	0	0.2	0.0	0.2			22.00	0	0
10. 2005	0	0	0	0.0	0.0	0.0			22.00	0	0
11. 2006	73	30	43	62.8	85.4	53.1			22.00	30	13
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	30	13

SCHEDULE P - PART 1S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2005			0								0	XXX
3. 2006			0								0	XXX
4. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	
2. 2005												0	
3. 2006												0	
4. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

NONE

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2005	0	0	0	0.0	0.0	0.0				0	0
3. 2006	0	0	0	0.0	0.0	0.0				0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 2A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	One Year	Two Year
1. Prior											0	0
2. 1997											0	0
3. 1998	XXX										0	0
4. 1999	XXX	XXX									0	0
5. 2000	XXX	XXX	XXX								0	0
6. 2001	XXX	XXX	XXX	XXX							0	0
7. 2002	XXX	XXX	XXX	XXX	XXX						0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior											0	0
2. 1997											0	0
3. 1998	XXX										0	0
4. 1999	XXX	XXX									0	0
5. 2000	XXX	XXX	XXX								0	0
6. 2001	XXX	XXX	XXX	XXX							0	0
7. 2002	XXX	XXX	XXX	XXX	XXX						0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	310	343	431	435	464	493	500	500	501	501	0	0
2. 1997	338	341	358	354	347	344	344	344	344	344	0	0
3. 1998	XXX	655	741	760	709	719	709	706	704	704	(0)	(2)
4. 1999	XXX	XXX	1,471	1,469	1,591	1,729	1,686	1,646	1,669	1,667	(2)	21
5. 2000	XXX	XXX	XXX	2,256	2,176	2,807	2,704	2,814	2,779	2,820	40	5
6. 2001	XXX	XXX	XXX	XXX	4,345	4,731	5,291	5,370	5,499	5,441	(58)	70
7. 2002	XXX	XXX	XXX	XXX	XXX	2,319	2,270	2,553	2,623	2,624	0	70
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	1,761	1,688	1,682	1,718	36	30
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,811	3,685	3,348	(336)	(462)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,509	5,692	183	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,111	XXX	XXX
										12. Totals	(137)	(267)

SCHEDULE P - PART 2D - WORKERS' COMPENSATION

1. Prior	4,107	3,905	4,066	3,815	3,865	3,928	4,046	4,215	4,236	4,282	46	67
2. 1997	5,050	5,488	5,482	5,482	5,301	5,261	5,225	5,326	5,360	5,355	(4)	30
3. 1998	XXX	6,976	7,543	8,575	7,526	7,779	7,810	7,943	8,092	8,233	141	290
4. 1999	XXX	XXX	8,049	9,036	9,095	9,577	9,690	9,400	9,258	9,285	27	(115)
5. 2000	XXX	XXX	XXX	10,764	12,367	10,445	9,973	9,854	10,519	10,663	144	810
6. 2001	XXX	XXX	XXX	XXX	8,623	8,794	8,377	8,299	7,493	7,364	(130)	(935)
7. 2002	XXX	XXX	XXX	XXX	XXX	10,674	10,695	10,374	10,638	10,498	(140)	124
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	12,380	12,843	13,763	13,986	223	1,143
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16,156	15,444	14,810	(634)	(1,346)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16,677	16,749	72	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15,403	XXX	XXX
										12. Totals	(254)	68

SCHEDULE P - PART 2E - COMMERCIAL MULTIPLE PERIL

1. Prior	1,769	1,769	1,896	1,960	2,173	2,310	2,603	2,672	2,694	2,788	94	117
2. 1997	1,397	1,529	1,636	1,669	1,704	1,709	1,676	1,654	1,652	1,657	6	4
3. 1998	XXX	1,608	1,868	2,107	2,038	2,015	1,978	1,992	1,977	1,979	2	(13)
4. 1999	XXX	XXX	2,077	2,647	2,884	3,134	3,372	3,443	3,454	3,461	7	18
5. 2000	XXX	XXX	XXX	3,101	3,307	3,317	3,466	3,314	3,474	3,454	(20)	140
6. 2001	XXX	XXX	XXX	XXX	4,650	4,757	5,326	5,592	5,788	5,793	5	201
7. 2002	XXX	XXX	XXX	XXX	XXX	3,361	3,395	3,515	3,416	3,438	21	(78)
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	3,684	3,903	3,933	3,929	(4)	25
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,332	5,307	5,404	97	72
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,145	6,736	591	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,257	XXX	XXX
										12. Totals	799	488

SCHEDULE P - PART 2F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	One Year	Two Year
1. Prior	187	160	179	204	177	139	146	142	136	147	10	4
2. 1997	60	32	17	17	10	9	10	9	10	36	26	26
3. 1998	XXX	43	33	44	18	9	11	9	9	10	1	2
4. 1999	XXX	XXX	102	110	62	94	115	99	99	98	(1)	(1)
5. 2000	XXX	XXX	XXX	110	85	82	128	85	79	115	36	30
6. 2001	XXX	XXX	XXX	XXX	107	64	72	57	32	26	(6)	(32)
7. 2002	XXX	XXX	XXX	XXX	XXX	119	122	144	143	135	(8)	(9)
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	149	175	195	166	(29)	(8)
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	196	195	171	(25)	(26)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	226	205	(21)	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	241	XXX	XXX
										12. Totals	(16)	(13)

SCHEDULE P - PART 2F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	110	187	163	163	163	163	163	163	163	163	0	0
2. 1997	121	128	189	187	199	205	203	204	204	204	0	0
3. 1998	XXX	105	162	220	228	216	240	239	239	239	0	0
4. 1999	XXX	XXX	151	313	308	365	384	372	380	378	(2)	6
5. 2000	XXX	XXX	XXX	440	401	424	487	484	506	505	(2)	20
6. 2001	XXX	XXX	XXX	XXX	678	833	792	715	683	679	(4)	(37)
7. 2002	XXX	XXX	XXX	XXX	XXX	686	820	841	846	822	(24)	(19)
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	971	1,138	1,190	1,148	(42)	10
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,117	1,073	723	(349)	(394)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,402	1,086	(316)	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,223	XXX	XXX
										12. Totals	(740)	(414)

SCHEDULE P - PART 2G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER & MACHINERY)

NONE

1. Prior											0	0
2. 1997											0	0
3. 1998	XXX										0	0
4. 1999	XXX	XXX									0	0
5. 2000	XXX	XXX	XXX								0	0
6. 2001	XXX	XXX	XXX	XXX							0	0
7. 2002	XXX	XXX	XXX	XXX	XXX						0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	815	867	895	828	912	913	931	916	909	924	16	9
2. 1997	448	529	589	591	548	558	558	548	550	556	6	8
3. 1998	XXX	880	1,013	1,471	1,214	1,200	1,164	1,162	1,217	1,204	(13)	42
4. 1999	XXX	XXX	1,076	1,297	1,514	1,753	1,862	1,934	2,034	2,041	7	107
5. 2000	XXX	XXX	XXX	1,057	1,596	1,612	1,609	1,614	1,706	1,888	182	274
6. 2001	XXX	XXX	XXX	XXX	869	829	840	958	1,057	1,079	22	121
7. 2002	XXX	XXX	XXX	XXX	XXX	522	254	231	261	239	(21)	9
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	714	293	192	187	(5)	(106)
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	504	429	343	(86)	(161)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	410	271	(139)	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	560	XXX	XXX
										12. Totals	(32)	301

SCHEDULE P - PART 2H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	1,104	1,216	1,078	1,063	1,019	997	997	1,004	1,036	1,026	(10)	22
2. 1997	706	1,072	1,113	1,040	1,069	1,083	1,147	1,161	1,153	1,152	(0)	(9)
3. 1998	XXX	892	1,277	1,347	1,380	1,434	1,449	1,530	1,520	1,512	(8)	(18)
4. 1999	XXX	XXX	1,291	1,264	1,164	1,233	1,232	1,204	1,205	1,205	(0)	0
5. 2000	XXX	XXX	XXX	1,443	1,442	1,454	1,423	1,415	1,363	1,308	(54)	(107)
6. 2001	XXX	XXX	XXX	XXX	1,443	1,634	1,642	1,730	1,716	1,683	(33)	(47)
7. 2002	XXX	XXX	XXX	XXX	XXX	466	436	495	506	533	27	38
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	19	25	10	10	0	(15)
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	201	189	168	(20)	(33)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	271	218	(53)	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	269	XXX	XXX
										12. Totals	(153)	(168)

SCHEDULE P - PART 2I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	125	157	208	52	84
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	201	199	(1)	XXX
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	212	XXX	XXX
										4. Totals	50	84

SCHEDULE P - PART 2J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	181	154	140	(14)	(41)
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,155	1,133	(22)	XXX
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,241	XXX	XXX
										4. Totals	(36)	(41)

SCHEDULE P - PART 2K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	131	112	94	(18)	(36)
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	0	(1)	XXX
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	XXX	XXX
										4. Totals	(18)	(36)

SCHEDULE P - PART 2L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

SCHEDULE P - PART 2M - INTERNATIONAL

NONE

1. Prior											0	0
2. 1997											0	0
3. 1998	XXX										0	0
4. 1999	XXX	XXX									0	0
5. 2000	XXX	XXX	XXX								0	0
6. 2001	XXX	XXX	XXX	XXX							0	0
7. 2002	XXX	XXX	XXX	XXX	XXX						0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	One Year	Two Year
1. Prior											0	0
2. 1997											0	0
3. 1998	XXX										0	0
4. 1999	XXX	XXX									0	0
5. 2000	XXX	XXX	XXX								0	0
6. 2001	XXX	XXX	XXX	XXX							0	0
7. 2002	XXX	XXX	XXX	XXX	XXX						0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

1. Prior											0	0
2. 1997											0	0
3. 1998	XXX										0	0
4. 1999	XXX	XXX									0	0
5. 2000	XXX	XXX	XXX								0	0
6. 2001	XXX	XXX	XXX	XXX							0	0
7. 2002	XXX	XXX	XXX	XXX	XXX						0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

1. Prior											0	0
2. 1997											0	0
3. 1998	XXX										0	0
4. 1999	XXX	XXX									0	0
5. 2000	XXX	XXX	XXX								0	0
6. 2001	XXX	XXX	XXX	XXX							0	0
7. 2002	XXX	XXX	XXX	XXX	XXX						0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	Development 11 One Year	12 Two Year
1. Prior	46	91	73	117	113	113	113	112	112	112	0	0
2. 1997	31	23	14	11	9	10	9	9	9	9	(0)	0
3. 1998	XXX	32	17	9	8	6	4	4	4	4	(0)	0
4. 1999	XXX	XXX	29	15	5	7	0				0	0
5. 2000	XXX	XXX	XXX	20	24	17	21	69	68	68	(0)	(1)
6. 2001	XXX	XXX	XXX	XXX	14	6	7	21	21	21	(1)	(1)
7. 2002	XXX	XXX	XXX	XXX	XXX	11	2	0	0	0	(0)	(0)
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	9	1	0		(0)	(1)
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16	1	1	(1)	(15)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	38	17	(20)	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	97	XXX	XXX
										12. Totals	(22)	(17)

SCHEDULE P - PART 2R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	128	109	258	225	258	257	257	256	257	257	0	2
2. 1997	48	14	6	(1)	2		(1)	(1)	(1)	(1)	0	0
3. 1998	XXX	12	14	23	22	20	30	19	19	19	0	0
4. 1999	XXX	XXX	14	0	12	10					0	0
5. 2000	XXX	XXX	XXX	11	5	5	1				0	0
6. 2001	XXX	XXX	XXX	XXX	6	4	2				0	0
7. 2002	XXX	XXX	XXX	XXX	XXX	1	(1)				0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	0				0	0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	30			0	(30)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16		(16)	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	43	XXX	XXX
										12. Totals	(16)	(28)

SCHEDULE P - PART 2S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

NONE

SCHEDULE P - PART 3A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
1. Prior	000											
2. 1997												
3. 1998	XXX											
4. 1999	XXX	XXX										
5. 2000	XXX	XXX	XXX									
6. 2001	XXX	XXX	XXX	XXX								
7. 2002	XXX	XXX	XXX	XXX	XXX							
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior	000											
2. 1997												
3. 1998	XXX											
4. 1999	XXX	XXX										
5. 2000	XXX	XXX	XXX									
6. 2001	XXX	XXX	XXX	XXX								
7. 2002	XXX	XXX	XXX	XXX	XXX							
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	000	199	292	384	411	467	500	500	501	501	681	454
2. 1997	46	179	343	344	344	344	344	344	344	344	189	152
3. 1998	XXX	136	653	675	702	704	705	703	704	704	484	381
4. 1999	XXX	XXX	(15)	580	1,050	1,401	1,599	1,622	1,661	1,662	557	609
5. 2000	XXX	XXX	XXX	506	853	1,867	2,267	2,675	2,727	2,760	906	938
6. 2001	XXX	XXX	XXX	XXX	739	2,353	3,996	4,706	5,127	5,303	522	482
7. 2002	XXX	XXX	XXX	XXX	XXX	598	1,125	1,901	2,361	2,426	143	96
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	247	682	1,173	1,450	174	30
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	556	1,457	2,516	367	39
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	966	2,411	441	53
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	960	260	49

SCHEDULE P - PART 3D - WORKERS' COMPENSATION

1. Prior	000	1,342	2,097	2,529	2,803	2,983	3,162	3,295	3,451	3,605	5,091	1,322
2. 1997	1,182	2,918	3,823	4,347	4,724	4,837	4,942	5,025	5,103	5,204	1,436	439
3. 1998	XXX	1,537	3,758	5,276	6,110	6,663	7,120	7,250	7,520	7,673	1,922	589
4. 1999	XXX	XXX	2,000	4,926	6,650	8,144	8,553	8,678	8,868	8,954	2,090	551
5. 2000	XXX	XXX	XXX	2,584	6,515	7,425	8,716	9,198	9,539	9,947	2,664	674
6. 2001	XXX	XXX	XXX	XXX	1,831	4,690	6,059	6,216	6,627	6,864	2,844	903
7. 2002	XXX	XXX	XXX	XXX	XXX	2,777	6,125	7,684	8,645	9,251	1,519	363
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	2,981	6,901	8,951	10,341	1,383	352
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,568	7,713	9,901	1,337	368
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,753	7,802	1,112	293
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,545	554	264

SCHEDULE P - PART 3E - COMMERCIAL MULTIPLE PERIL

1. Prior	000	645	1,155	1,475	1,736	1,808	2,072	2,284	2,488	2,604	2,002	1,416
2. 1997	564	948	1,285	1,466	1,540	1,593	1,641	1,646	1,646	1,646	316	216
3. 1998	XXX	748	1,056	1,584	1,778	1,895	1,943	1,958	1,946	1,951	447	337
4. 1999	XXX	XXX	793	1,349	2,031	2,575	3,195	3,284	3,343	3,357	671	396
5. 2000	XXX	XXX	XXX	977	1,987	2,530	2,913	3,037	3,216	3,363	803	386
6. 2001	XXX	XXX	XXX	XXX	1,790	3,087	3,862	4,809	5,229	5,461	716	301
7. 2002	XXX	XXX	XXX	XXX	XXX	1,085	1,848	2,519	2,933	3,144	413	177
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	1,412	2,118	2,683	3,097	303	153
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,407	2,308	2,850	294	178
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,322	2,966	250	142
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,310	177	94

SCHEDULE P - PART 3F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000				165	134	135	135	134	133	8	27
2. 1997					5	8	9	9	9	6	0	3
3. 1998	XXX				8	7	8	9	9	9	0	7
4. 1999	XXX	XXX			35	81	93	95	95	95	1	5
5. 2000	XXX	XXX	XXX		1	8	41	68	71	71	2	5
6. 2001	XXX	XXX	XXX	XXX	0	1	5	17	19	6	1	5
7. 2002	XXX	XXX	XXX	XXX	XXX		1	11	66	91	1	3
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	0	18	23	72	1	4
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX		2	33	0	2
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0

SCHEDULE P - PART 3F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	000	130	163	163	163	163	163	163	163	163	6	22
2. 1997	3	57	166	184	185	185	203	204	204	204	3	14
3. 1998	XXX	2	61	174	195	199	240	239	239	239	4	15
4. 1999	XXX	XXX	12	105	237	332	368	367	370	370	6	18
5. 2000	XXX	XXX	XXX	11	123	333	439	471	505	505	6	17
6. 2001	XXX	XXX	XXX	XXX	20	217	531	687	677	678	6	19
7. 2002	XXX	XXX	XXX	XXX	XXX	16	202	533	741	781	7	24
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	46	278	817	1,015	7	26
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	60	225	373	3	21
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	21	137	1	10
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10		6

SCHEDULE P - PART 3G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

1. Prior	000										XXX	XXX
2. 1997											XXX	XXX
3. 1998	XXX										XXX	XXX
4. 1999	XXX	XXX									XXX	XXX
5. 2000	XXX	XXX	XXX								XXX	XXX
6. 2001	XXX	XXX	XXX	XXX							XXX	XXX
7. 2002	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	000	346	565	676	717	710	874	901	906	906	190	439
2. 1997	12	107	373	439	493	538	543	547	547	553	19	70
3. 1998	XXX	55	262	625	857	972	1,037	1,071	1,153	1,154	35	97
4. 1999	XXX	XXX	31	209	742	1,150	1,498	1,814	1,974	2,002	73	107
5. 2000	XXX	XXX	XXX	30	253	761	1,141	1,360	1,557	1,702	54	95
6. 2001	XXX	XXX	XXX	XXX	(26)	77	290	618	777	869	41	75
7. 2002	XXX	XXX	XXX	XXX	XXX	21	50	157	170	185	12	42
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	12	85	100	120	13	23
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	65	111	161	31	54
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15	36	9	24
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11	4	15

SCHEDULE P - PART 3H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	000	600	875	942	985	987	990	1,000	1,014	1,026	71	386
2. 1997	87	533	815	936	973	1,027	1,096	1,101	1,151	1,151	17	63
3. 1998	XXX	130	512	928	1,094	1,375	1,395	1,480	1,504	1,505	17	66
4. 1999	XXX	XXX	92	541	806	1,063	1,188	1,204	1,205	1,205	21	82
5. 2000	XXX	XXX	XXX	155	730	1,049	1,226	1,284	1,259	1,270	29	83
6. 2001	XXX	XXX	XXX	XXX	216	875	1,281	1,547	1,575	1,620	35	88
7. 2002	XXX	XXX	XXX	XXX	XXX	(5)	167	315	377	461	22	60
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	(4)	9	10	10	0	11
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	39	89	117	1	34
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	46	109	10	40
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	51	15	15

SCHEDULE P - PART 3I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006		
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	132	157	XXX	XXX
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	147	191	XXX	XXX
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	149	XXX	XXX

SCHEDULE P - PART 3J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	130	137	570	332
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	865	1,106	143	44
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	945	94	45

SCHEDULE P - PART 3K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	88	83	XXX	XXX
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	[illegible]	000			XXX	XXX
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	[illegible]	XXX			XXX	XXX
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3M - INTERNATIONAL

NONE

1. Prior	000										XXX	XXX
2. 1997											XXX	XXX
3. 1998	XXX										XXX	XXX
4. 1999	XXX	XXX									XXX	XXX
5. 2000	XXX	XXX	XXX								XXX	XXX
6. 2001	XXX	XXX	XXX	XXX							XXX	XXX
7. 2002	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006		
1. Prior	000										XXX	XXX
2. 1997											XXX	XXX
3. 1998	XXX										XXX	XXX
4. 1999	XXX	XXX									XXX	XXX
5. 2000	XXX	XXX	XXX								XXX	XXX
6. 2001	XXX	XXX	XXX	XXX							XXX	XXX
7. 2002	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior	000										XXX	XXX
2. 1997											XXX	XXX
3. 1998	XXX										XXX	XXX
4. 1999	XXX	XXX									XXX	XXX
5. 2000	XXX	XXX	XXX								XXX	XXX
6. 2001	XXX	XXX	XXX	XXX							XXX	XXX
7. 2002	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior	000										XXX	XXX
2. 1997											XXX	XXX
3. 1998	XXX										XXX	XXX
4. 1999	XXX	XXX									XXX	XXX
5. 2000	XXX	XXX	XXX								XXX	XXX
6. 2001	XXX	XXX	XXX	XXX							XXX	XXX
7. 2002	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000	27	38	66	87	112	112	112	112	112	3	2
2. 1997			4	5	7	9	9	9	9	9	0	1
3. 1998	XXX			2	4	4	4	4	4	4	0	0
4. 1999	XXX	XXX										0
5. 2000	XXX	XXX	XXX		7	13	13	68	68	68	2	0
6. 2001	XXX	XXX	XXX	XXX	1	1	4	20	20	20	1	0
7. 2002	XXX	XXX	XXX	XXX	XXX	0	0	0	0	0	0	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX						0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	3		0
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	2	1

SCHEDULE P - PART 3R-SECTION 2 - PRODUCTS LIABILITY- CLAIMS-MADE

1. Prior	000	23	198	207	247	254	257	256	257	257	6	8
2. 1997	0	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	0	1
3. 1998	XXX			19	19	19	19	19	19	19		1
4. 1999	XXX	XXX									0	0
5. 2000	XXX	XXX	XXX									
6. 2001	XXX	XXX	XXX	XXX								0
7. 2002	XXX	XXX	XXX	XXX	XXX							
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 4A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
1. Prior										
2. 1997										
3. 1998	XXX									
4. 1999	XXX	XXX								
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX						
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior										
2. 1997										
3. 1998	XXX									
4. 1999	XXX	XXX								
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX						
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	120	57	25	2	0	0	0			
2. 1997	173	87	5	10	3	0	(0)			
3. 1998	XXX	338	34	77	4	15	4	2		
4. 1999	XXX	XXX	889	323	152	95	2	13	1	1
5. 2000	XXX	XXX	XXX	1,165	344	345	133	42	11	30
6. 2001	XXX	XXX	XXX	XXX	1,752	387	193	138	53	(27)
7. 2002	XXX	XXX	XXX	XXX	XXX	868	219	172	82	51
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	836	415	157	51
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,004	890	205
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,653	1,210
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,600

SCHEDULE P - PART 4D - WORKERS' COMPENSATION

1. Prior	1,773	955	802	407	400	299	293	272	288	281
2. 1997	2,565	1,257	720	627	246	235	120	152	88	54
3. 1998	XXX	3,357	1,814	2,028	409	378	226	215	156	135
4. 1999	XXX	XXX	3,816	2,266	1,048	550	559	340	102	72
5. 2000	XXX	XXX	XXX	5,390	2,777	785	(76)	(95)	265	199
6. 2001	XXX	XXX	XXX	XXX	4,426	2,325	1,243	1,182	245	233
7. 2002	XXX	XXX	XXX	XXX	XXX	5,252	2,138	1,066	786	526
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	5,717	2,614	2,235	1,755
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,494	4,213	2,575
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,145	4,902
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,549

SCHEDULE P - PART 4E - COMMERCIAL MULTIPLE PERIL

1. Prior	853	458	247	160	132	134	247	176	102	108
2. 1997	589	292	138	95	54	22	16	1	(1)	5
3. 1998	XXX	549	379	239	152	74	27	22	19	20
4. 1999	XXX	XXX	870	572	262	101	85	62	57	41
5. 2000	XXX	XXX	XXX	1,423	603	241	201	29	46	11
6. 2001	XXX	XXX	XXX	XXX	1,581	687	341	194	144	63
7. 2002	XXX	XXX	XXX	XXX	XXX	1,283	793	506	216	141
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	1,597	1,296	623	453
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,947	2,039	1,397
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,703	2,374
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,768

SCHEDULE P - PART 4F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	76	24	13	12	2	4	4		2	14
2. 1997	59	29	13	11	2	(0)	0		0	7
3. 1998	XXX	43	26	32	7	2	1	(0)	0	1
4. 1999	XXX	XXX	66	70	26	8	12	4	5	4
5. 2000	XXX	XXX	XXX	108	48	25	12	16	7	22
6. 2001	XXX	XXX	XXX	XXX	106	60	44	31	8	19
7. 2002	XXX	XXX	XXX	XXX	XXX	119	78	69	28	31
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	148	139	100	51
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	196	151	119
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	220	177
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	241

SCHEDULE P - PART 4F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	24	18								
2. 1997	73	19	5			1	0			
3. 1998	XXX	77	27	(4)	2	0	0			
4. 1999	XXX	XXX	96	116	21	0	10	0	4	2
5. 2000	XXX	XXX	XXX	298	141	24	16	9	1	(0)
6. 2001	XXX	XXX	XXX	XXX	494	220	21	23	4	0
7. 2002	XXX	XXX	XXX	XXX	XXX	586	245	75	49	22
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	656	388	104	34
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	789	428	82
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	918	621
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	985

SCHEDULE P - PART 4G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

1. Prior										
2. 1997										
3. 1998	XXX									
4. 1999	XXX	XXX								
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX						
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	181	135	142	22	10	9	5	(1)	0	6
2. 1997	317	150	65	75	38	13	8	2	3	2
3. 1998	XXX	583	323	578	128	81	27	10	15	7
4. 1999	XXX	XXX	766	462	201	105	74	39	45	36
5. 2000	XXX	XXX	XXX	661	648	344	137	73	79	102
6. 2001	XXX	XXX	XXX	XXX	740	376	164	129	121	97
7. 2002	XXX	XXX	XXX	XXX	XXX	450	155	53	78	39
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	615	181	61	45
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	385	236	105
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	368	203
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	510

SCHEDULE P - PART 4H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	447	282	132	73	24	4			6	
2. 1997	413	240	181	54	9	(27)		3	0	
3. 1998	XXX	516	324	172	60	18	11	15	5	4
4. 1999	XXX	XXX	868	338	130	64	24	0	(0)	
5. 2000	XXX	XXX	XXX	838	371	128	96	47	32	12
6. 2001	XXX	XXX	XXX	XXX	821	241	146	94	55	32
7. 2002	XXX	XXX	XXX	XXX	XXX	291	99	84	56	25
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	22	11		
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	110	66	25
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	174	67
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	183

SCHEDULE P - PART 4I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	84	11	5
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	41	7
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	53

SCHEDULE P - PART 4J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	59	11	
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	104	
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	120

SCHEDULE P - PART 4K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	54	24	11
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SCHEDULE P - PART 4L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4M - INTERNATIONAL

NONE

1. Prior										
2. 1997										
3. 1998	XXX									
4. 1999	XXX	XXX								
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX						
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior										
2. 1997										
3. 1998	XXX									
4. 1999	XXX	XXX								
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX						
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

1. Prior										
2. 1997										
3. 1998	XXX									
4. 1999	XXX	XXX								
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX						
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

1. Prior										
2. 1997										
3. 1998	XXX									
4. 1999	XXX	XXX								
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX						
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	28	10	5	1	1	1	1		(0)	0
2. 1997	31	19	6	3	1	1	0		0	0
3. 1998	XXX	32	17	6	4	3	0		0	0
4. 1999	XXX	XXX	29	14	5	7	0			
5. 2000	XXX	XXX	XXX	19	12	4	1	1	0	0
6. 2001	XXX	XXX	XXX	XXX	13	4	0	1	1	0
7. 2002	XXX	XXX	XXX	XXX	XXX	11	2	0	0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	9	1	0	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15	1	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	31	9
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	65

SCHEDULE P - PART 4R-SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	52	28	9	1	6	3				
2. 1997	31	15	7	0	3	1				
3. 1998	XXX	12	14	3	3	1				
4. 1999	XXX	XXX	14	1	12	10				
5. 2000	XXX	XXX	XXX	11	5	5	1			
6. 2001	XXX	XXX	XXX	XXX	6	4	2			
7. 2002	XXX	XXX	XXX	XXX	XXX	1	(1)			
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	0			
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	30		
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16	
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	43

SCHEDULE P - PART 4S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

Sch. P-Pt. 5A-Sn. 1
NONE

Sch. P-Pt. 5A-Sn. 2
NONE

Sch. P-Pt. 5A-Sn. 3
NONE

Sch. P-Pt. 5B-Sn. 1
NONE

Sch. P-Pt. 5B-Sn. 2
NONE

Sch. P-Pt. 5B-Sn. 3
NONE

SCHEDULE P - PART 5C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	181	18	15	2	0		0			
2. 1997	90	171	188	189	189	189	189	189	189	189
3. 1998	XXX	121	379	444	468	475	476	479	482	484
4. 1999	XXX	XXX	197	411	500	539	552	556	556	557
5. 2000	XXX	XXX	XXX	331	705	828	879	898	908	906
6. 2001	XXX	XXX	XXX	XXX	271	447	495	515	522	522
7. 2002	XXX	XXX	XXX	XXX	XXX	88	118	132	141	143
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	176	258	171	174
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	217	348	367
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	251	441
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	260

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	35	15	8	1	0	0				0
2. 1997	146	24	16							
3. 1998	XXX	322	116	30	17	8	8	5	5	1
4. 1999	XXX	XXX	220	120	52	25	8	3	4	2
5. 2000	XXX	XXX	XXX	414	185	85	37	17	4	3
6. 2001	XXX	XXX	XXX	XXX	298	103	46	21	10	6
7. 2002	XXX	XXX	XXX	XXX	XXX	58	23	10	6	5
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	79	24	8	4
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	113	27	13
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	183	39
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	171

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	(85)	4	11	(3)		(0)				
2. 1997	308	336	356	341	341	341	341	341	341	341
3. 1998	XXX	569	845	846	859	863	865	865	867	867
4. 1999	XXX	XXX	677	1,018	1,144	1,159	1,162	1,166	1,168	1,168
5. 2000	XXX	XXX	XXX	1,198	1,753	1,811	1,830	1,840	1,846	1,846
6. 2001	XXX	XXX	XXX	XXX	840	981	1,001	1,008	1,010	1,010
7. 2002	XXX	XXX	XXX	XXX	XXX	218	231	236	243	244
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	273	309	207	208
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	354	413	419
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	464	534
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	480

SCHEDULE P - PART 5D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	536	96	28	11	6	1	4	1	1	1
2. 1997	699	1,313	1,390	1,417	1,428	1,431	1,434	1,434	1,436	1,436
3. 1998	XXX	935	1,790	1,868	1,887	1,900	1,909	1,914	1,920	1,922
4. 1999	XXX	XXX	986	1,895	2,015	2,046	2,071	2,081	2,085	2,090
5. 2000	XXX	XXX	XXX	1,168	2,374	2,536	2,597	2,633	2,649	2,664
6. 2001	XXX	XXX	XXX	XXX	1,687	2,620	2,749	2,801	2,829	2,844
7. 2002	XXX	XXX	XXX	XXX	XXX	866	1,388	1,469	1,502	1,519
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	688	1,274	1,347	1,383
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	697	1,269	1,337
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	605	1,112
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	554

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	131	55	31	20	14	13	10	8	7	6
2. 1997	581	114	51	22	13	8	6	4	3	3
3. 1998	XXX	780	178	81	44	31	22	16	10	8
4. 1999	XXX	XXX	886	209	100	61	37	25	20	16
5. 2000	XXX	XXX	XXX	1,203	305	166	102	62	45	31
6. 2001	XXX	XXX	XXX	XXX	963	257	131	79	51	39
7. 2002	XXX	XXX	XXX	XXX	XXX	575	154	78	44	27
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	621	146	78	44
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	594	151	75
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	567	125
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	537

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	306	(46)	4	18	(2)		1			
2. 1997	1,548	1,850	1,867	1,874	1,876	1,877	1,878	1,878	1,878	1,878
3. 1998	XXX	2,032	2,502	2,530	2,511	2,514	2,515	2,516	2,517	2,518
4. 1999	XXX	XXX	2,202	2,617	2,640	2,646	2,653	2,654	2,656	2,656
5. 2000	XXX	XXX	XXX	2,831	3,320	3,351	3,357	3,364	3,366	3,369
6. 2001	XXX	XXX	XXX	XXX	3,415	3,755	3,772	3,780	3,784	3,786
7. 2002	XXX	XXX	XXX	XXX	XXX	1,707	1,893	1,903	1,906	1,909
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	1,565	1,760	1,772	1,778
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,561	1,765	1,780
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,399	1,530
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,355

SCHEDULE P - PART 5E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	131	39	20	16	3	10	9	12	10	7
2. 1997	223	294	297	307	311	312	313	315	316	316
3. 1998	XXX	287	395	415	435	438	440	442	446	447
4. 1999	XXX	XXX	392	592	632	647	658	664	670	671
5. 2000	XXX	XXX	XXX	460	737	770	785	795	800	803
6. 2001	XXX	XXX	XXX	XXX	489	654	683	698	710	716
7. 2002	XXX	XXX	XXX	XXX	XXX	294	384	399	408	413
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	214	287	298	303
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	189	281	294
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	179	250
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	177

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	81	55	46	35	35	31	37	32	20	15
2. 1997	70	31	17	11	6	4	4	5	2	4
3. 1998	XXX	138	58	32	16	14	10	15	11	7
4. 1999	XXX	XXX	177	74	39	26	18	19	15	11
5. 2000	XXX	XXX	XXX	247	62	33	22	12	7	3
6. 2001	XXX	XXX	XXX	XXX	170	60	38	25	15	9
7. 2002	XXX	XXX	XXX	XXX	XXX	104	31	20	11	6
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	82	30	20	13
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	127	55	52
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	112	67
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	113

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	82	30	22	30	2	12	13	2	1	
2. 1997	412	500	496	515	514	518	522	527	532	537
3. 1998	XXX	569	683	715	730	746	754	769	783	791
4. 1999	XXX	XXX	731	967	996	1,016	1,030	1,049	1,065	1,078
5. 2000	XXX	XXX	XXX	918	1,142	1,171	1,180	1,185	1,192	1,193
6. 2001	XXX	XXX	XXX	XXX	849	984	1,006	1,015	1,024	1,026
7. 2002	XXX	XXX	XXX	XXX	XXX	522	580	589	594	596
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	394	455	464	468
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	415	497	524
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	372	459
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	383

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	0	1	1	1	1	0				
2. 1997						0	0	0	0	0
3. 1998	XXX			0	0	0	0	0	0	0
4. 1999	XXX	XXX			0	0	1	1	1	1
5. 2000	XXX	XXX	XXX			0	0	2	2	2
6. 2001	XXX	XXX	XXX	XXX				0	1	1
7. 2002	XXX	XXX	XXX	XXX	XXX				0	1
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX			0	1
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	7	7	5	3	0	0	0	0	0	
2. 1997	0	2	2	1	1	0				0
3. 1998	XXX	0	2	3	1	0	0			
4. 1999	XXX	XXX	1	2	0	1	0			
5. 2000	XXX	XXX	XXX	0	1	3	3	0	0	0
6. 2001	XXX	XXX	XXX	XXX	1	2	2	1	0	
7. 2002	XXX	XXX	XXX	XXX	XXX	0	1	2	2	1
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	0	1	3	2
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1	1
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	4	4	3	1						
2. 1997	0	3	4	4	4	4	4	4	4	4
3. 1998	XXX	1	4	7	7	7	7	7	7	7
4. 1999	XXX	XXX	1	3	4	5	5	5	6	6
5. 2000	XXX	XXX	XXX	0	2	5	6	6	7	7
6. 2001	XXX	XXX	XXX	XXX	1	2	4	6	6	6
7. 2002	XXX	XXX	XXX	XXX	XXX	1	2	3	4	4
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	0	2	5	6
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX		2	4
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	2	2	1							
2. 1997		0	2	3	3	3	3	3	3	3
3. 1998	XXX		0	3	4	4	4	4	4	4
4. 1999	XXX	XXX		1	2	4	5	6	6	6
5. 2000	XXX	XXX	XXX		1	3	5	6	6	6
6. 2001	XXX	XXX	XXX	XXX	0	0	3	5	6	6
7. 2002	XXX	XXX	XXX	XXX	XXX	0	1	4	6	7
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	0	1	4	7
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1	3
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	1
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	8	2								
2. 1997	11	6	3	1	0	0	0			
3. 1998	XXX	14	8	3	0	0	0			
4. 1999	XXX	XXX	19	9	4	2	1	0	0	0
5. 2000	XXX	XXX	XXX	18	8	5	1	0		
6. 2001	XXX	XXX	XXX	XXX	18	12	6	1	0	
7. 2002	XXX	XXX	XXX	XXX	XXX	21	13	4	1	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	23	11	6	2
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19	9	4
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	5
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	3	0								
2. 1997	14	17	17	17	17	17	17	17	17	17
3. 1998	XXX	16	19	19	19	19	19	19	19	19
4. 1999	XXX	XXX	22	24	24	24	24	24	24	24
5. 2000	XXX	XXX	XXX	22	23	23	23	23	23	23
6. 2001	XXX	XXX	XXX	XXX	22	24	24	24	24	24
7. 2002	XXX	XXX	XXX	XXX	XXX	25	29	31	31	31
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	29	34	34	35
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	26	27	28
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14	16
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14

SCHEDULE P - PART 5H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
1. Prior	30	20	18	5	3	2	2	0		
2. 1997	0	6	11	15	18	18	18	19	19	19
3. 1998	XXX	4	15	24	28	30	33	34	34	35
4. 1999	XXX	XXX	19	38	47	57	65	69	72	73
5. 2000	XXX	XXX	XXX	14	29	38	45	50	53	54
6. 2001	XXX	XXX	XXX	XXX	16	25	33	37	40	41
7. 2002	XXX	XXX	XXX	XXX	XXX	6	9	11	11	12
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	4	10	11	13
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	27	31
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	9
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
1. Prior	105	80	39	20	13	8	4	2	0	1
2. 1997	32	53	28	7	1	1	0			
3. 1998	XXX	48	70	25	10	7	4	2	1	0
4. 1999	XXX	XXX	71	56	31	24	14	9	5	1
5. 2000	XXX	XXX	XXX	56	33	24	16	7	5	3
6. 2001	XXX	XXX	XXX	XXX	26	25	16	8	4	2
7. 2002	XXX	XXX	XXX	XXX	XXX	20	10	4	2	2
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	6	3	2	2
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14	9	8
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9	6
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
1. Prior	64	20	8	(4)	(3)				0	
2. 1997	44	82	95	88	88	89	89	89	89	89
3. 1998	XXX	66	138	128	129	130	131	131	132	132
4. 1999	XXX	XXX	115	152	169	179	180	180	180	180
5. 2000	XXX	XXX	XXX	88	131	143	149	150	151	151
6. 2001	XXX	XXX	XXX	XXX	69	105	113	117	118	119
7. 2002	XXX	XXX	XXX	XXX	XXX	40	48	53	55	55
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	15	32	35	37
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	45	87	92
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	31	40
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32

SCHEDULE P - PART 5H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	5	3	14	3	0	0	0	0		
2. 1997	1	5	12	14	15	16	17	17	17	17
3. 1998	XXX	1	5	11	12	14	15	16	16	17
4. 1999	XXX	XXX	2	9	14	17	18	21	21	21
5. 2000	XXX	XXX	XXX	2	11	21	26	29	29	29
6. 2001	XXX	XXX	XXX	XXX	1	12	26	34	35	35
7. 2002	XXX	XXX	XXX	XXX	XXX	2	11	19	20	22
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX			0	0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	1
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	10
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	57	74	29	3	2	1	0	0	0	
2. 1997	57	68	16	7	3	2	1	1	0	0
3. 1998	XXX	55	37	14	9	6	2	1	1	0
4. 1999	XXX	XXX	62	36	13	6	3			
5. 2000	XXX	XXX	XXX	79	40	17	6	2	2	1
6. 2001	XXX	XXX	XXX	XXX	89	43	19	6	4	2
7. 2002	XXX	XXX	XXX	XXX	XXX	46	20	6	4	1
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	1	2		
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12	2	1
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	18	5
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	16	20	3	(20)	(0)		0	0		
2. 1997	73	103	82	80	80	80	80	80	80	80
3. 1998	XXX	65	83	83	83	83	83	83	83	83
4. 1999	XXX	XXX	80	101	102	102	103	103	103	103
5. 2000	XXX	XXX	XXX	103	113	113	113	114	114	114
6. 2001	XXX	XXX	XXX	XXX	108	120	124	125	125	125
7. 2002	XXX	XXX	XXX	XXX	XXX	73	82	83	83	83
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	2	10	12	12
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	31	37	37
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	52	55
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	42

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior		0	1		1	0				
2. 1997						0	0	0	0	0
3. 1998	XXX					0	0	0	0	0
4. 1999	XXX	XXX								
5. 2000	XXX	XXX	XXX	1	1	1	1	2	2	2
6. 2001	XXX	XXX	XXX	XXX	0	0	0	1	1	1
7. 2002	XXX	XXX	XXX	XXX	XXX	0	0	0	0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	1	1	1	1	0					
2. 1997		0	1	1	1	0				
3. 1998	XXX		0	0	0			0		
4. 1999	XXX	XXX		0						
5. 2000	XXX	XXX	XXX	0	0		0			
6. 2001	XXX	XXX	XXX	XXX			0			
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX			0	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0		
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	0	0	1	0						
2. 1997		0	1	1	1	1	1	1	1	1
3. 1998	XXX		0	0	0	0	0	1	0	0
4. 1999	XXX	XXX		0	0	0	0	0	0	0
5. 2000	XXX	XXX	XXX	1	2	2	2	2	2	2
6. 2001	XXX	XXX	XXX	XXX	0	0	1	1	1	1
7. 2002	XXX	XXX	XXX	XXX	XXX	0	0	0	0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX		0	0	0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	0	1	0			0				
2. 1997				0	0	0	0	0	0	0
3. 1998	XXX									
4. 1999	XXX	XXX								0
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX						
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	2	2	1	0	0					
2. 1997	1	1	0							
3. 1998	XXX		0	0	0	0				
4. 1999	XXX	XXX	0	0	0	0	0	0	0	
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX		0				
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior			(1)		(0)					
2. 1997	1	2	2	2	2	2	2	2	2	2
3. 1998	XXX		1	1	1	1	1	1	1	1
4. 1999	XXX	XXX	0	1	1	1	1	1	1	1
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX		0	0	0	0	0
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 6C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	24	(1)									
2. 1997	518	518	521	519	519	519	519	519	519	519	
3. 1998	XXX	2,783	2,836	2,793	2,778	2,771	2,770	2,770	2,770	2,770	
4. 1999	XXX	XXX	4,975	5,276	5,160	5,174	5,180	5,178	5,178	5,178	
5. 2000	XXX	XXX	XXX	9,123	9,006	8,950	8,920	8,921	8,921	8,921	
6. 2001	XXX	XXX	XXX	XXX	9,172	8,863	8,808	8,807	8,808	8,808	
7. 2002	XXX	XXX	XXX	XXX	XXX	4,921	4,905	4,901	4,901	4,901	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	2,651	2,659	2,683	2,683	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,705	12,781	12,781	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,351	12,996	645
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,147	12,147
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,792
13. Earned Prems.(P-Pt 1)	542	2,782	5,031	9,378	8,926	4,562	3,694	8,405	12,452	12,792	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	2	(0)									
2. 1997	15	15	18	16	16	16	16	16	16	16	
3. 1998	XXX	1,646	1,681	1,646	1,637	1,634	1,633	1,633	1,633	1,633	
4. 1999	XXX	XXX	3,113	3,350	3,280	3,286	3,289	3,288	3,288	3,288	
5. 2000	XXX	XXX	XXX	7,039	6,976	6,952	6,941	6,941	6,941	6,941	
6. 2001	XXX	XXX	XXX	XXX	3,011	2,925	2,912	2,912	2,912	2,912	
7. 2002	XXX	XXX	XXX	XXX	XXX	807	804	804	804	804	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	186	186	194	194	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,267	6,271	6,271	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,459	2,522	63
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,874	1,874
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,937
13. Earned Prems.(P-Pt 1)	18	1,646	3,151	7,239	2,868	702	847	1,964	2,470	1,937	XXX

SCHEDULE P - PART 6D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	293	5	(11)	(1)						6	6
2. 1997	15,021	15,493	15,664	15,677	15,670	15,669	15,667	15,667	15,667	15,667	0
3. 1998	XXX	18,590	19,862	19,908	19,905	19,892	19,884	19,885	19,885	19,885	
4. 1999	XXX	XXX	19,229	20,360	20,670	20,578	20,545	20,547	20,546	20,555	9
5. 2000	XXX	XXX	XXX	28,100	31,501	31,619	31,525	31,480	31,467	31,487	20
6. 2001	XXX	XXX	XXX	XXX	28,198	30,286	30,269	30,240	30,233	30,279	46
7. 2002	XXX	XXX	XXX	XXX	XXX	22,386	23,326	23,311	23,312	23,319	7
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	27,516	29,385	29,357	29,342	(15)
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	32,237	34,268	34,222	(46)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28,352	30,535	2,184
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24,833	24,833
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	27,045
13. Earned Prems.(P-Pt 1)	15,314	19,067	20,662	26,793	30,815	23,803	27,089	31,551	30,333	27,045	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	26	1	(1)	(0)	(5)					0	0
2. 1997	5,671	5,788	5,883	5,900	5,902	5,901	5,901	5,901	5,901	5,901	
3. 1998	XXX	6,755	7,376	7,401	7,437	7,420	7,416	7,416	7,416	7,416	
4. 1999	XXX	XXX	7,026	7,399	7,594	7,551	7,530	7,528	7,528	7,529	1
5. 2000	XXX	XXX	XXX	13,489	15,413	15,443	15,410	15,400	15,394	15,394	0
6. 2001	XXX	XXX	XXX	XXX	16,402	17,494	17,491	17,490	17,487	17,487	0
7. 2002	XXX	XXX	XXX	XXX	XXX	6,982	7,237	7,250	7,251	7,252	1
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	8,506	9,045	9,050	9,049	(2)
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,128	8,358	8,351	(7)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,833	4,207	374
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,899	2,899
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,266
13. Earned Prems.(P-Pt 1)	5,696	6,873	7,742	10,790	17,141	6,758	7,486	6,197	4,060	3,266	XXX

SCHEDULE P - PART 6E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	Current Year Premiums Earned
1. Prior	(13)	(4)				0					
2. 1997	3,926	4,016	4,014	4,014	4,014	4,015	4,015	4,015	4,015	4,015	
3. 1998	XXX	5,936	6,078	6,074	6,078	6,080	6,079	6,079	6,079	6,079	
4. 1999	XXX	XXX	7,501	7,818	7,807	7,810	7,808	7,808	7,808	7,808	
5. 2000	XXX	XXX	XXX	9,150	9,373	9,386	9,385	9,385	9,382	9,382	
6. 2001	XXX	XXX	XXX	XXX	9,483	9,498	9,505	9,496	9,496	9,496	
7. 2002	XXX	XXX	XXX	XXX	XXX	7,757	7,847	7,796	7,795	7,794	(2)
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	8,228	8,324	8,333	8,327	(6)
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,232	14,362	14,337	(24)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17,358	18,270	912
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19,213	19,213
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20,093
13. Earned Prems.(P-Pt 1)	3,913	6,023	7,640	8,805	9,406	7,628	8,300	14,268	17,492	20,093	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	Current Year Premiums Earned
1. Prior	(10)	(1)				0					
2. 1997	1,449	1,509	1,509	1,509	1,509	1,510	1,510	1,510	1,510	1,510	
3. 1998	XXX	3,567	3,613	3,609	3,612	3,615	3,614	3,614	3,614	3,614	
4. 1999	XXX	XXX	4,163	4,335	4,336	4,341	4,339	4,339	4,339	4,339	
5. 2000	XXX	XXX	XXX	5,212	5,258	5,281	5,280	5,280	5,279	5,279	
6. 2001	XXX	XXX	XXX	XXX	3,708	3,705	3,710	3,708	3,709	3,709	
7. 2002	XXX	XXX	XXX	XXX	XXX	2,600	2,631	2,623	2,622	2,622	(0)
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	2,554	2,585	2,588	2,587	(1)
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,629	4,672	4,669	(4)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,385	5,629	244
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,964	5,964
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,203
13. Earned Prems.(P-Pt 1)	1,439	3,626	4,209	4,721	3,466	2,466	2,564	4,651	5,430	6,203	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	Current Year Premiums Earned
1. Prior	(3)	(2)									
2. 1997	1,474	1,616	1,615	1,615	1,619	1,619	1,619	1,619	1,619	1,619	
3. 1998	XXX	2,428	2,476	2,475	2,478	2,481	2,481	2,481	2,481	2,479	(3)
4. 1999	XXX	XXX	3,221	3,368	3,377	3,390	3,390	3,391	3,391	3,391	
5. 2000	XXX	XXX	XXX	3,427	3,576	3,575	3,571	3,576	3,576	3,576	
6. 2001	XXX	XXX	XXX	XXX	3,058	3,102	3,104	3,112	3,113	3,113	
7. 2002	XXX	XXX	XXX	XXX	XXX	1,790	1,759	1,767	1,766	1,766	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	1,847	1,870	1,873	1,873	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,301	2,346	2,328	(18)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,616	2,832	216
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,667	2,667
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,861
13. Earned Prems.(P-Pt 1)	1,470	2,568	3,268	3,574	3,214	1,839	1,776	2,237	2,663	2,861	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	Current Year Premiums Earned
1. Prior	(2)	(0)									
2. 1997	383	407	407	407	410	410	410	410	410	410	
3. 1998	XXX	266	289	286	288	289	289	289	289	289	(0)
4. 1999	XXX	XXX	1,170	1,258	1,260	1,262	1,262	1,263	1,263	1,263	
5. 2000	XXX	XXX	XXX	1,607	1,649	1,649	1,648	1,651	1,651	1,651	
6. 2001	XXX	XXX	XXX	XXX	1,323	1,337	1,336	1,341	1,344	1,344	
7. 2002	XXX	XXX	XXX	XXX	XXX	1,158	1,147	1,151	1,149	1,149	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	909	920	925	925	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,547	1,657	1,645	(12)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,497	1,588	90
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,291	1,291
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,369
13. Earned Prems.(P-Pt 1)	380	289	1,193	1,692	1,181	1,040	951	1,125	1,613	1,369	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	(12)	(2)		0	(0)						
2. 1997	2,643	2,642	2,642	2,642	2,642	2,642	2,642	2,642	2,642	2,642	
3. 1998	XXX	2,791	2,702	2,700	2,699	2,700	2,700	2,700	2,700	2,700	
4. 1999	XXX	XXX	3,268	3,204	3,203	3,204	3,204	3,204	3,204	3,204	
5. 2000	XXX	XXX	XXX	3,486	3,521	3,533	3,516	3,516	3,516	3,516	
6. 2001	XXX	XXX	XXX	XXX	3,650	3,680	3,671	3,671	3,671	3,671	
7. 2002	XXX	XXX	XXX	XXX	XXX	1,709	1,670	1,670	1,671	1,671	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	218	221	222	222	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	634	638	638	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	857	897	40
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	889	889
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	929
13. Earned Prems.(P-Pt 1)	2,631	2,788	3,179	3,420	3,684	1,751	154	638	861	929	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	5				(0)						
2. 1997	404	411	411	411	411	411	411	411	411	411	
3. 1998	XXX	418	383	376	375	375	375	375	375	375	
4. 1999	XXX	XXX	537	472	471	473	473	473	473	473	
5. 2000	XXX	XXX	XXX	854	849	861	845	845	845	845	
6. 2001	XXX	XXX	XXX	XXX	1,714	1,761	1,752	1,752	1,752	1,752	
7. 2002	XXX	XXX	XXX	XXX	XXX	985	949	949	949	949	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	72	73	73	73	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	340	341	341	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	135	142	8
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	118	118
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	126
13. Earned Prems.(P-Pt 1)	408	425	502	793	1,098	621	9	341	135	126	XXX

SCHEDULE P - PART 6M - INTERNATIONAL

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior											
2. 1997										0	
3. 1998	XXX									0	
4. 1999	XXX	XXX								0	
5. 2000	XXX	XXX	XXX							0	
6. 2001	XXX	XXX	XXX	XXX						0	
7. 2002	XXX	XXX	XXX	XXX	XXX					0	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior											
2. 1997										0	
3. 1998	XXX									0	
4. 1999	XXX	XXX								0	
5. 2000	XXX	XXX	XXX							0	
6. 2001	XXX	XXX	XXX	XXX						0	
7. 2002	XXX	XXX	XXX	XXX						0	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SCHEDULE P - PART 6N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior											
2. 1997										0	
3. 1998	XXX									0	
4. 1999	XXX	XXX								0	
5. 2000	XXX	XXX	XXX							0	
6. 2001	XXX	XXX	XXX	XXX						0	
7. 2002	XXX	XXX	XXX	XXX	XXX					0	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior											
2. 1997										0	
3. 1998	XXX									0	
4. 1999	XXX	XXX								0	
5. 2000	XXX	XXX	XXX							0	
6. 2001	XXX	XXX	XXX	XXX						0	
7. 2002	XXX	XXX	XXX	XXX	XXX					0	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

SCHEDULE P - PART 6O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior											
2. 1997										0	
3. 1998	XXX									0	
4. 1999	XXX	XXX								0	
5. 2000	XXX	XXX	XXX	(1,454)	(1,454)	(1,454)	(1,454)	(1,454)	(1,454)	(1,454)	
6. 2001	XXX	XXX	XXX	XXX						0	
7. 2002	XXX	XXX	XXX	XXX	XXX					0	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	640	640	640	640	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	922	922	922	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)						0					XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior											
2. 1997										0	
3. 1998	XXX									0	
4. 1999	XXX	XXX								0	
5. 2000	XXX	XXX	XXX							0	
6. 2001	XXX	XXX	XXX	XXX						0	
7. 2002	XXX	XXX	XXX	XXX	XXX					0	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)							(731)	(586)			XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	15	3	0								
2. 1997	163	168	166	166	167	167	167	167	167	167	
3. 1998	XXX	192	184	180	182	182	182	182	182	182	
4. 1999	XXX	XXX	167	125	123	123	123	123	123	123	
5. 2000	XXX	XXX	XXX	147	129	128	128	128	128	128	
6. 2001	XXX	XXX	XXX	XXX	110	104	98	98	99	99	
7. 2002	XXX	XXX	XXX	XXX	XXX	60	53	52	53	53	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	75	77	77	77	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	59	60	60	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	98	104	7
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	206	206
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	213
13. Earned Prems.(P-Pt 1)	178	200	156	101	92	53	63	60	100	213	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	9	1									
2. 1997	81	91	89	89	90	90	90	90	90	90	
3. 1998	XXX	93	88	87	88	88	88	88	88	88	
4. 1999	XXX	XXX	65	53	53	53	53	53	53	53	
5. 2000	XXX	XXX	XXX	38	35	34	34	34	34	34	
6. 2001	XXX	XXX	XXX	XXX	39	38	37	37	39	39	
7. 2002	XXX	XXX	XXX	XXX	XXX	19	18	18	20	20	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	14	14	15	15	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11	11	11	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22	22	0
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	53	53
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	54
13. Earned Prems.(P-Pt 1)	89	104	58	25	39	18	12	11	25	54	XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	(4)			(0)							
2. 1997	141	135	134	135	135	135	135	135	135	135	
3. 1998	XXX	110	84	84	84	84	84	84	84	84	
4. 1999	XXX	XXX	122	112	112	112	112	112	112	112	
5. 2000	XXX	XXX	XXX	74	71	70	70	(176)	(176)	(176)	
6. 2001	XXX	XXX	XXX	XXX	47	26	26	(304)	(304)	(304)	
7. 2002	XXX	XXX	XXX	XXX	XXX	14	14	5	5	5	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	112	100	100	100	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	711	711	711	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	73	73	
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	116	116
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	116
13. Earned Prems.(P-Pt 1)	137	105	95	64	44	(9)	112	114	73	116	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	(1)			(0)							
2. 1997	52	50	48	49	49	49	49	49	49	49	
3. 1998	XXX	84	64	64	64	64	64	64	64	64	
4. 1999	XXX	XXX	49	44	44	44	44	44	44	44	
5. 2000	XXX	XXX	XXX	37	35	34	34	14	14	14	
6. 2001	XXX	XXX	XXX	XXX	30	17	17	0	0	0	
7. 2002	XXX	XXX	XXX	XXX	XXX	6	6	6	6	6	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	20	19	19	19	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	37	37	37	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	44	44	
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	35	35
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	35
13. Earned Prems.(P-Pt 1)	51	82	28	32	29	(8)	20	(1)	44	35	XXX

Sch. P-Pt. 7A-Sn. 1
NONE

Sch. P-Pt. 7A-Sn. 2
NONE

Sch. P-Pt. 7A-Sn. 3
NONE

Sch. P-Pt. 7A-Sn. 4
NONE

Sch. P-Pt. 7A-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 1
NONE

Sch. P-Pt. 7B-Sn. 2
NONE

Sch. P-Pt. 7B-Sn. 3
NONE

Sch. P-Pt. 7B-Sn. 4
NONE

Sch. P-Pt. 7B-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 6
NONE

Sch. P-Pt. 7B-Sn. 7
NONE

SCHEDULE P INTERROGATORIES

1. What is the extended loss and expense reserve - direct and assumed - for the following classes? An example of an extended loss and expense reserve is the actuarial reserve for the free-tail coverage arising upon death, disability or retirement in most medical malpractice policies. Such a liability is to be reported here even if it was not reported elsewhere in Schedule P, but otherwise reported as a liability item on Page 3. Show the full reserve amount, not just the change during the current year.

Years in Which Premiums Were Earned and Losses Were Incurred	1 Medical Malpractice	2 Other Liability	3 Products Liability
1.01 Prior			
1.02 1997			
1.03 1998			
1.04 1999			
1.05 2000			
1.06 2001			
1.07 2002			
1.08 2003			
1.09 2004			
1.10 2005			
1.11 2006	112,179		
1.12 Totals	112,179	0	0

2. The definition of allocated loss adjustment expenses (ALAE) and, therefore, unallocated loss adjustment expenses (ULAE) was changed effective January 1, 1998. This change in definition applies to both paid and unpaid expenses. Are these expenses (now reported as "Defense and Cost Containment" and "Adjusting and Other") reported in compliance with these definitions in this statement? Yes [X] No [ ]

3. The Adjusting and Other expense payments and reserves should be allocated to the years in which the losses were incurred based on the number of claims reported, closed and outstanding in those years. When allocating Adjusting and Other expense between companies in a group or a pool, the Adjusting and Other expense should be allocated in the same percentage used for the loss amounts and the claim counts. For reinsurers, Adjusting and Other expense assumed should be reported according to the reinsurance contract. For Adjusting and Other expense incurred by reinsurers, or in those situations where suitable claim count information is not available, Adjusting and Other expense should be allocated by a reasonable method determined by the company and described in Interrogatory 7, below. Are they so reported in this statement? Yes [X] No [ ]

4. Do any lines in Schedule P include reserves that are reported gross of any discount to present value of future payments, and that are reported net of such discounts on Page 10? Yes [ ] No [X]

   If Yes, proper disclosure must be made in the Notes to Financial Statements, as specified in the Instructions. Also, the discounts must be reported in Schedule P - Part 1, Columns 32 and 33.

   Schedule P must be completed gross of non-tabular discounting. Work papers relating to discount calculations must be available for examination upon request.

   Discounting is allowed only if expressly permitted by the state insurance department to which this Annual Statement is being filed.

5. What were the net premiums in force at the end of the year for: (in thousands of dollars)
   5.1 Fidelity
   5.2 Surety $ 16

6. Claim count information is reported per claim or per claimant. (Indicate which). PER CLAIMANT
   If not the same in all years, explain in Interrogatory 7.

7.1 The information provided in Schedule P will be used by many persons to estimate the adequacy of the current loss and expense reserves, among other things. Are there any especially significant events, coverage, retention or accounting changes that have occurred that must be considered when making such analyses? Yes [X] No [ ]

7.2 An extended statement may be attached.

1) Adjusting and other expense payments were allocated to the years in which the losses were incurred based on reported, open and closed claim counts. This is a change in methodology from the traditional paid-to-paid method used last year, and it only applies to year-to-date paid activity in 2006. Adjusting and other expense reserves were allocated to the years in which the losses were incurred based on the traditional paid-to-paid method. This is not a change from last year.

2) The retention per claim for workers' compensation was $250,000 before 1999, $100,000 from 1999 until 4/1/2002, and $300,000 after 4/1/2002. The per claim retention for workers' compensation increased to $350,000, $750,000, and $1 million effective 4/1/2004, 4/1/2005, and 4/1/2006 respectively.

3) Effective 6/1/2003, the retention increased from $250,000 to $350,000 on the general liability and auto liability lines of business. Effective 6/1/2005 the retention increased to $500,000.

4) The property excess reinsurance retention increased from $250,000 to $500,000 effective 12/1/2003. The mix of business by state and class has shifted over time.

5) The medical malpractice excess reinsurance retention before 4/1/2004 was $200,000. Effective 4/1/2004, this retention increased to $300,000.

6) Salvage and subrogation are reported gross of reinsurance in Part 1 columns 10 and 23. Loss reserves have not been reduced for anticipated surety recoveries.

7) Effective 10/1/2000, a quota share agreement was entered into between Employers Re (ERC) and Savers Property and Casualty Insurance Company. This agreement covered certain workers compensation programs. This treaty was cancelled effective 12/31/2001 and commuted effective 9/30/2004.

8) Effective 1/1/2005, Savers Property and Casualty Insurance Company began an intercompany pooling arrangement with Star Insurance Company (NAIC #18023), Williamsburg National Insurance Company (NAIC #25780) and Ameritrust Insurance Corporation (NAIC #10665). The respective percentages are: 22.0%, 56.6%, 11.4% and 10.0% as of 1/1/06. All lines business are included in this arrangement except accident and health.

9) There was a recovery of $3.8 million on one surety bond in 2006. The pooling percentage share of this recovery is listed in the prior year row of Schedule P - Part 1K, Column 10.

Exhibit 28.3 Williamsburg National Insurance Company's 2006 Schedule P.

SCHEDULE P - ANALYSIS OF LOSSES AND LOSS EXPENSES

SCHEDULE P - PART 1 - SUMMARY

($000 Omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	128	43	66	7	10		3	154	XXX
2. 1997	16,657	7,425	9,232	8,081	3,943	2,044	955	648	22	170	5,853	XXX
3. 1998	21,042	9,645	11,398	12,814	7,000	3,168	1,795	932	70	60	8,049	XXX
4. 1999	24,533	11,491	13,042	17,744	10,032	3,680	1,729	1,274	118	112	10,817	XXX
5. 2000	31,244	16,101	15,143	22,613	13,739	4,202	2,137	1,657	255	211	12,340	XXX
6. 2001	33,538	15,924	17,613	19,764	10,261	3,483	1,330	1,454	330	303	12,781	XXX
7. 2002	23,852	7,740	16,112	12,884	5,418	2,324	835	961	68	550	9,848	XXX
8. 2003	24,203	7,125	17,078	9,917	2,720	1,758	255	1,013	62	105	9,652	XXX
9. 2004	32,930	8,479	24,451	10,589	3,313	1,653	212	1,194	32	84	9,878	XXX
10. 2005	37,110	8,614	28,495	8,718	1,993	980	55	1,183	13	75	8,819	XXX
11. 2006	37,311	8,250	29,061	4,836	1,280	594	11	917	1	29	5,055	XXX
12. Totals	XXX	XXX	XXX	128,086	59,742	23,952	9,322	11,243	970	1,701	93,248	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded			
1. Prior	644	430	267	93	51	13	66	21	25	0	33	494	XXX
2. 1997	118	61	122	94	23	14	42	35	10	4	17	107	XXX
3. 1998	781	550	424	353	76	59	139	122	42	18	10	359	XXX
4. 1999	985	789	547	487	82	105	155	135	58	13	12	299	XXX
5. 2000	1,964	1,619	770	617	139	87	159	116	102	1	16	693	XXX
6. 2001	2,021	1,603	964	803	154	135	207	151	117	1	21	770	XXX
7. 2002	1,246	739	1,023	678	121	51	234	146	87	(1)	14	1,099	XXX
8. 2003	1,772	524	1,687	689	172	30	385	144	115	0	23	2,744	XXX
9. 2004	3,458	1,384	3,360	1,511	330	61	908	421	206	0	56	4,885	XXX
10. 2005	4,812	1,048	5,885	1,953	423	54	1,585	557	335	0	83	9,426	XXX
11. 2006	4,488	875	9,639	2,551	324	35	2,492	700	580	0	126	13,363	XXX
12. Totals	22,288	9,622	24,687	9,828	1,895	643	6,370	2,550	1,678	38	411	34,239	XXX

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	387	107
2. 1997	11,089	5,128	5,961	66.6	69.1	64.6			11.40	86	21
3. 1998	18,375	9,967	8,409	87.3	103.3	73.8			11.40	301	58
4. 1999	24,525	13,409	11,116	100.0	116.7	85.2			11.40	256	43
5. 2000	31,605	18,572	13,033	101.2	115.3	86.1			11.40	497	195
6. 2001	28,165	14,613	13,551	84.0	91.8	76.9			11.40	579	191
7. 2002	18,881	7,934	10,947	79.2	102.5	67.9			11.40	852	246
8. 2003	16,818	4,422	12,396	69.5	62.1	72.6			11.40	2,246	498
9. 2004	21,697	6,934	14,763	65.9	81.8	60.4			11.40	3,923	962
10. 2005	23,920	5,675	18,245	64.5	65.9	64.0			11.40	7,695	1,731
11. 2006	23,870	5,453	18,418	64.0	66.1	63.4			11.40	10,702	2,661
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	27,526	6,713

Note: Parts 2 and 4 are gross of all discounting, including tabular discounting. Part 1 is gross of only nontabular discounting, which is reported in Columns 32 and 33 of Part 1. The tabular discount, if any, is reported in the Notes to Financial Statements which will reconcile Part 1 with Parts 2 and 4.

SCHEDULE P - PART 2 - SUMMARY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										DEVELOPMENT	
	1	2	3	4	5	6	7	8	9	10	11	12
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	One Year	Two Year
1. Prior	4,240	4,175	6,225	6,154	6,134	6,268	6,541	6,648	6,681	6,755	73	107
2. 1997	4,620	5,296	5,322	5,299	5,312	5,264	5,256	5,298	5,311	5,328	17	30
3. 1998	XXX	6,095	6,850	7,824	7,121	7,259	7,258	7,368	7,458	7,521	63	156
4. 1999	XXX	XXX	7,846	8,873	9,147	9,806	10,031	9,903	9,898	9,916	18	13
5. 2000	XXX	XXX	XXX	10,497	11,778	11,146	10,985	10,907	11,356	11,530	174	622
6. 2001	XXX	XXX	XXX	XXX	11,626	12,136	12,445	12,651	12,418	12,311	(107)	(340)
7. 2002	XXX	XXX	XXX	XXX	XXX	10,030	9,805	9,887	10,041	9,965	(75)	78
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	10,623	10,765	11,218	11,330	112	565
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,651	14,102	13,396	(706)	(1,255)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16,608	16,740	133	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16,922	XXX	XXX
										12. Totals	(298)	(24)

SCHEDULE P - PART 3 - SUMMARY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006		
1. Prior	000	1,951	2,937	4,700	5,168	5,356	5,712	5,901	6,142	6,285	XXX	XXX
2. 1997	1,295	2,922	3,975	4,455	4,789	4,929	5,056	5,106	5,172	5,227	XXX	XXX
3. 1998	XXX	1,587	3,546	5,089	5,889	6,447	6,779	6,915	7,104	7,187	XXX	XXX
4. 1999	XXX	XXX	1,846	4,491	6,484	8,169	9,066	9,361	9,595	9,662	XXX	XXX
5. 2000	XXX	XXX	XXX	2,621	6,046	7,938	9,401	10,131	10,550	10,938	XXX	XXX
6. 2001	XXX	XXX	XXX	XXX	2,970	6,671	9,165	10,514	11,257	11,657	XXX	XXX
7. 2002	XXX	XXX	XXX	XXX	XXX	2,689	5,388	7,265	8,412	8,955	XXX	XXX
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	2,720	5,583	7,476	8,701	XXX	XXX
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,292	6,615	8,716	XXX	XXX
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,699	7,649	XXX	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,139	XXX	XXX

SCHEDULE P - PART 4 - SUMMARY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
1. Prior	1,446	450	741	398	298	237	302	254	218	218
2. 1997	2,234	1,095	594	455	201	127	75	81	47	35
3. 1998	XXX	2,884	1,539	1,623	399	297	153	137	101	87
4. 1999	XXX	XXX	3,903	2,156	966	490	397	238	110	80
5. 2000	XXX	XXX	XXX	5,194	2,565	976	243	67	229	195
6. 2001	XXX	XXX	XXX	XXX	5,229	2,269	1,116	928	327	217
7. 2002	XXX	XXX	XXX	XXX	XXX	4,751	1,948	1,054	672	433
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	5,047	2,623	1,703	1,239
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,819	4,167	2,336
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,484	4,959
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,880

Sch. P-Pt. 1A
NONE

Sch. P-Pt. 1B
NONE

SCHEDULE P - PART 1C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1997	281	9	272	154	0	24		8			186	177
3. 1998	1,442	853	589	1,891	1,540	386	372	99	22	1	442	449
4. 1999	2,607	1,633	974	2,685	1,948	456	332	156	52	2	966	605
5. 2000	4,860	3,751	1,109	5,247	3,979	815	653	243	88	6	1,585	957
6. 2001	4,625	1,486	3,139	4,170	1,768	615	269	174	54	74	2,868	523
7. 2002	2,364	364	2,000	1,532	385	161	51	109	65	22	1,301	126
8. 2003	1,914	439	1,475	748	133	188	52	106	3	0	854	108
9. 2004	4,355	1,018	3,338	1,649	495	212	63	132	1	1	1,434	217
10. 2005	6,453	1,280	5,173	1,334	156	81	9	144		1	1,393	276
11. 2006	6,628	1,004	5,625	486	0	12		130		1	627	249
12. Totals	XXX	XXX	XXX	19,897	10,404	2,949	1,801	1,300	285	109	11,656	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	Losses Unpaid - Case Basis: 14 Ceded	Losses Unpaid - Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid - Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid - Case Basis: 18 Ceded	Defense and Cost Containment Unpaid - Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid - Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	0
2. 1997												0	
3. 1998	15	15	21	21	2	2	4	4	1	1	0	0	1
4. 1999	10	8	1		1	1	0		0	0	0	3	1
5. 2000	27	18	41	28	18	12	8	6	3	1	0	33	1
6. 2001	154	76	77	89	12	5	15	18	8	1	1	79	3
7. 2002	79	10	29	7	8	1	6	1	3		1	106	2
8. 2003	181	85	57	35	17		11	7	9		1	148	2
9. 2004	480	195	270	182	47	8	54	36	15		4	446	7
10. 2005	1,280	273	1,127	604	69	3	225	121	46		14	1,746	20
11. 2006	845	73	2,154	599	32	1	430	119	102		18	2,772	89
12. Totals	3,072	753	3,777	1,565	206	32	753	312	188	3	40	5,331	127

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1997	187	0	186	66.5	2.5	68.6			11.40	0	0
3. 1998	2,419	1,977	442	167.8	231.9	75.0			11.40	0	0
4. 1999	3,309	2,340	969	126.9	143.3	99.4			11.40	2	0
5. 2000	6,403	4,785	1,618	131.8	127.6	145.9			11.40	22	11
6. 2001	5,226	2,280	2,947	113.0	153.4	93.9			11.40	66	12
7. 2002	1,926	520	1,406	81.5	143.0	70.3			11.40	91	14
8. 2003	1,317	315	1,002	68.8	71.8	67.9			11.40	117	30
9. 2004	2,859	979	1,880	65.7	96.2	56.3			11.40	374	72
10. 2005	4,305	1,166	3,139	66.7	91.1	60.7			11.40	1,530	216
11. 2006	4,191	792	3,399	63.2	78.9	60.4			11.40	2,327	444
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	4,531	800

SCHEDULE P - PART 1D - WORKERS' COMPENSATION

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	117	42	11	6	1			81	XXX
2. 1997	7,936	2,952	4,984	3,390	1,055	451	89	405	12	17	3,090	973
3. 1998	9,880	3,562	6,318	5,275	1,819	738	219	531	24	10	4,483	1,305
4. 1999	10,706	4,012	6,695	7,028	2,945	962	405	651	41	19	5,249	1,376
5. 2000	13,883	5,591	8,292	10,510	6,049	1,318	624	911	110	56	5,956	1,746
6. 2001	15,968	8,882	7,085	8,354	5,241	990	546	780	213	85	4,124	1,962
7. 2002	12,335	3,502	8,833	5,959	1,863	841	143	504	(47)	28	5,345	989
8. 2003	14,037	3,879	10,158	6,014	1,522	941	75	570	0	38	5,928	922
9. 2004	16,349	3,211	13,138	4,958	673	891	45	658		20	5,788	923
10. 2005	15,718	2,104	13,614	3,717	306	644	13	544		6	4,587	793
11. 2006	14,014	1,692	12,322	1,484	146	503	4	452		1	2,289	702
12. Totals	XXX	XXX	XXX	56,807	21,661	8,291	2,170	6,006	354	281	46,919	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior	632	430	195	71	15	12	35	13	20		4	371	3
2. 1997	84	37	40	17	5	2	7	3	5		1	83	1
3. 1998	636	430	155	95	26	12	28	17	22		4	313	4
4. 1999	783	652	318	287	37	33	57	51	38		6	209	8
5. 2000	1,855	1,591	646	557	78	74	114	100	91		13	462	16
6. 2001	1,413	1,283	743	641	75	66	133	115	87		12	346	20
7. 2002	1,032	689	781	550	64	34	140	98	69		10	715	14
8. 2003	1,261	346	1,287	516	82	18	230	92	81		14	1,969	23
9. 2004	1,837	738	1,848	717	138	27	331	128	128		20	2,672	39
10. 2005	2,412	477	2,657	502	187	25	475	90	183		27	4,820	65
11. 2006	2,311	232	4,018	699	167	14	718	125	298		34	6,442	278
12. Totals	14,254	6,905	12,688	4,652	877	317	2,267	832	1,022	0	144	18,403	471

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	326	45
2. 1997	4,386	1,214	3,173	55.3	41.1	63.7			11.40	70	13
3. 1998	7,412	2,616	4,796	75.0	73.5	75.9			11.40	265	47
4. 1999	9,874	4,415	5,458	92.2	110.1	81.5			11.40	162	47
5. 2000	15,523	9,104	6,418	111.8	162.8	77.4			11.40	352	110
6. 2001	12,575	8,105	4,470	78.8	91.3	63.1			11.40	232	114
7. 2002	9,391	3,331	6,060	76.1	95.1	68.6			11.40	575	140
8. 2003	10,466	2,568	7,898	74.6	66.2	77.7			11.40	1,686	284
9. 2004	10,788	2,328	8,460	66.0	72.5	64.4			11.40	2,230	442
10. 2005	10,820	1,413	9,407	68.8	67.2	69.1			11.40	4,089	731
11. 2006	9,951	1,220	8,731	71.0	72.1	70.9			11.40	5,398	1,044
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	15,386	3,017

SCHEDULE P - PART 1E - COMMERCIAL MULTIPLE PERIL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	6		54	0	9		0	69	XXX
2. 1997	2,028	746	1,282	1,205	581	389	159	107	5	16	955	278
3. 1998	3,121	1,879	1,242	2,364	1,538	776	591	145	21	16	1,135	410
4. 1999	3,959	2,181	1,778	4,054	2,688	955	581	224	24	56	1,940	558
5. 2000	4,563	2,446	2,116	3,290	1,874	731	404	242	42	99	1,942	618
6. 2001	4,874	1,796	3,078	3,788	1,527	653	84	237	24	58	3,043	531
7. 2002	3,953	1,278	2,675	2,418	1,074	379	94	187	16	29	1,800	309
8. 2003	4,301	1,329	2,972	1,529	184	300	40	170	14	42	1,761	242
9. 2004	7,393	2,410	4,983	2,295	1,054	298	63	243	3	27	1,716	272
10. 2005	9,064	2,814	6,251	2,305	886	141	23	259	(0)	16	1,796	238
11. 2006	10,412	3,214	7,198	1,748	603	57	5	188	(0)	7	1,385	199
12. Totals	XXX	XXX	XXX	25,002	12,011	4,735	2,045	2,013	149	365	17,545	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	8		40	0	32	0	17	0	3		1	99	8
2. 1997	22	19	62	61	12	11	27	26	4	4	1	6	2
3. 1998	73	70	233	226	46	44	101	98	16	16	5	15	4
4. 1999	87	60	198	183	39	34	85	79	15	13	5	56	5
5. 2000	31	1	13	9	12	1	6	4	2	0	1	49	2
6. 2001	232	93	53	29	44	44	18	10	12		5	184	4
7. 2002	74	11	100	47	18	2	38	18	8		3	160	3
8. 2003	228	62	190	23	32	3	74	7	15		7	445	6
9. 2004	902	366	896	381	77	14	358	149	36	0	29	1,360	27
10. 2005	906	263	1,386	500	95	15	545	200	61	0	37	2,014	35
11. 2006	1,114	554	2,144	704	56	15	778	254	96	0	53	2,659	58
12. Totals	3,677	1,499	5,316	2,164	465	184	2,047	845	269	34	147	7,047	155

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	47	52
2. 1997	1,828	867	961	90.2	116.3	75.0			11.40	4	2
3. 1998	3,755	2,605	1,150	120.3	138.7	92.6			11.40	10	5
4. 1999	5,658	3,662	1,995	142.9	167.9	112.2			11.40	42	14
5. 2000	4,327	2,336	1,992	94.8	95.5	94.1			11.40	34	15
6. 2001	5,039	1,811	3,227	103.4	100.9	104.8			11.40	164	20
7. 2002	3,223	1,263	1,960	81.5	98.8	73.3			11.40	116	44
8. 2003	2,539	332	2,207	59.0	25.0	74.2			11.40	333	112
9. 2004	5,106	2,030	3,076	69.1	84.2	61.7			11.40	1,051	308
10. 2005	5,697	1,887	3,810	62.9	67.1	61.0			11.40	1,529	484
11. 2006	6,180	2,136	4,045	59.4	66.4	56.2			11.40	1,999	660
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	5,330	1,717

SCHEDULE P - PART 1F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX		1	0	0	0			(0)	XXX
2. 1997	78	36	42	6	7	15	12	2			5	2
3. 1998	74	38	36	5	2	12	10	1			6	4
4. 1999	96	46	50	46	7	11	2	4			53	3
5. 2000	117	39	78	68	45	31	16	4			41	4
6. 2001	135	35	100	10	15	15	7	3			6	3
7. 2002	131	18	113	31	5	27	6	4			51	2
8. 2003	173	15	158	31	0	7	1	3			40	3
9. 2004	196	14	181	11		8	1	3			20	2
10. 2005	226	13	213			1	1	2			3	0
11. 2006	216	1	215					0			0	0
12. Totals	XXX	XXX	XXX	208	81	128	56	25	0	0	224	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	Losses Unpaid - Case Basis: 14 Ceded	Losses Unpaid - Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid - Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid - Case Basis: 18 Ceded	Defense and Cost Containment Unpaid - Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid - Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior			5				3		0			8	
2. 1997	8		2		4		1		1			16	0
3. 1998			0				0		0			1	
4. 1999			1				1		0			2	
5. 2000	7		7	0	4		4	0	1			24	0
6. 2001			7	1			4	0	1			10	
7. 2002	3		12	1	5	1	7	1	1			24	0
8. 2003	21	3	17	1	7	2	10	1	3			52	1
9. 2004	10	5	44	4	8	3	25	3	5			76	1
10. 2005	23	12	62	3	5	2	35	2	9			114	0
11. 2006			80	0			45	0	11			136	
12. Totals	72	19	237	10	32	8	135	7	32	0	0	463	2

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	5	3
2. 1997	40	19	21	50.8	50.9	50.6			11.40	10	6
3. 1998	19	12	7	25.1	31.9	18.0			11.40	0	0
4. 1999	63	9	55	65.8	18.4	109.8			11.40	1	1
5. 2000	126	62	65	108.0	158.1	83.0			11.40	14	10
6. 2001	39	23	16	28.9	65.5	16.3			11.40	6	4
7. 2002	89	14	75	68.5	80.5	66.6			11.40	13	11
8. 2003	99	7	92	57.5	49.2	58.3			11.40	35	17
9. 2004	112	16	96	57.2	109.7	53.1			11.40	45	32
10. 2005	137	20	117	60.4	154.4	54.8			11.40	70	44
11. 2006	136	1	136	63.2	58.8	63.2			11.40	79	56
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	279	184

SCHEDULE P - PART 1F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1997	265	135	131	92	25	60	21	9			115	9
3. 1998	297	153	144	161	82	75	29	11			134	10
4. 1999	343	165	177	203	82	128	57	15			206	12
5. 2000	413	130	283	336	182	146	39	18			280	12
6. 2001	564	123	441	396	212	200	33	24			376	13
7. 2002	706	140	567	236	29	219	21	26			431	16
8. 2003	873	167	706	498	183	251	40	40			565	18
9. 2004	1,005	199	806	83	7	135	16	30			223	15
10. 2005	1,155	125	1,029	35	4	45	5	29			100	8
11. 2006	1,081	99	982			6	1	23			28	7
12. Totals	XXX	XXX	XXX	2,040	806	1,264	263	225	0	0	2,459	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1997												0	
3. 1998												0	
4. 1999	1		1	1	2		1	0	0			4	0
5. 2000			0	0			0	0	0			(0)	
6. 2001			0	0			0	0	0			0	
7. 2002	6		9	2	4		5	1	1			22	0
8. 2003	31		22	11	21	1	13	6	4			73	1
9. 2004	125	12	91	64	29	3	52	36	11			193	2
10. 2005	150	13	240	34	40	7	137	20	23			515	3
11. 2006	86	13	363	38	49	4	207	22	37			666	4
12. Totals	398	37	726	150	144	14	414	87	78	0	0	1,473	10

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1997	160	46	115	60.4	34.0	87.6			11.40	0	0
3. 1998	246	111	134	82.7	72.7	93.3			11.40	0	0
4. 1999	351	140	210	102.4	84.9	118.7			11.40	2	3
5. 2000	501	221	280	121.3	169.9	99.0			11.40	(0)	(0)
6. 2001	621	245	376	110.1	198.7	85.3			11.40	0	0
7. 2002	505	52	453	71.5	37.5	79.9			11.40	13	9
8. 2003	880	241	639	100.8	144.7	90.4			11.40	43	31
9. 2004	554	138	416	55.1	69.5	51.6			11.40	140	53
10. 2005	699	84	615	60.5	66.6	59.8			11.40	342	173
11. 2006	772	78	694	71.4	78.5	70.7			11.40	398	268
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	938	536

SCHEDULE P - PART 1G - SPECIAL LIABILITY
(OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1997			0								0	XXX
3. 1998			0								0	XXX
4. 1999			0								0	XXX
5. 2000			0								0	XXX
6. 2001			0								0	XXX
7. 2002			0								0	XXX
8. 2003			0								0	XXX
9. 2004			0								0	XXX
10. 2005			0								0	XXX
11. 2006			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1997												0	
3. 1998												0	
4. 1999												0	
5. 2000												0	
6. 2001												0	
7. 2002												0	
8. 2003												0	
9. 2004												0	
10. 2005												0	
11. 2006												0	
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

NONE

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1997	0	0	0	0.0	0.0	0.0				0	0
3. 1998	0	0	0	0.0	0.0	0.0				0	0
4. 1999	0	0	0	0.0	0.0	0.0				0	0
5. 2000	0	0	0	0.0	0.0	0.0				0	0
6. 2001	0	0	0	0.0	0.0	0.0				0	0
7. 2002	0	0	0	0.0	0.0	0.0				0	0
8. 2003	0	0	0	0.0	0.0	0.0				0	0
9. 2004	0	0	0	0.0	0.0	0.0				0	0
10. 2005	0	0	0	0.0	0.0	0.0				0	0
11. 2006	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX					1			1	XXX
2. 1997	762	197	565	315	130	120	18	32			319	46
3. 1998	1,331	150	1,181	496	126	280	53	51			649	69
4. 1999	1,693	618	1,075	1,046	474	545	80	95		4	1,132	93
5. 2000	1,852	877	975	702	173	427	74	68			950	78
6. 2001	1,665	612	1,053	574	339	257	41	68		42	518	61
7. 2002	953	539	414	69	11	50	12	32			128	29
8. 2003	920	493	428	109	56	21	12	27	(8)		97	19
9. 2004	1,159	583	576	644	585	28	4	38	8	0	114	48
10. 2005	1,380	836	544	35	22	7	1	47		0	65	21
11. 2006	1,483	709	773	6	1	1	0	17			22	17
12. Totals	XXX	XXX	XXX	3,996	1,917	1,736	295	475	0	47	3,995	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	3		14	12	3		6	5	1		0	10	1
2. 1997			5	5			2	2	0		0	1	
3. 1998	51	30	8	5	2	1	3	2	2		1	28	0
4. 1999	95	60	25	14	3	36	11	4	4		1	25	0
5. 2000	22	0	53	18	22	0	23	5	4		1	100	1
6. 2001	197	137	56	28	17	19	24	2	7		3	115	1
7. 2002	14	7	57	45	2	1	25	17	2		1	30	1
8. 2003	13	5	98	90	6	3	42	27	3		1	38	1
9. 2004	57	27	177	139	12	2	77	60	6		3	101	4
10. 2005	19	8	331	257	7	2	143	111	8		4	129	3
11. 2006	21	3	512	328	4	1	221	142	17		6	301	6
12. Totals	492	276	1,337	940	77	65	577	376	52	0	21	879	19

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	6	5
2. 1997	475	155	320	62.3	78.5	56.7			11.40	1	0
3. 1998	893	217	676	67.1	144.6	57.3			11.40	23	4
4. 1999	1,823	667	1,157	107.7	107.8	107.6			11.40	46	(22)
5. 2000	1,321	271	1,050	71.3	30.9	107.8			11.40	57	44
6. 2001	1,199	565	634	72.0	92.4	60.2			11.40	88	27
7. 2002	250	92	158	26.2	17.1	38.0			11.40	20	11
8. 2003	319	184	135	34.7	37.4	31.5			11.40	17	21
9. 2004	1,040	825	214	89.7	141.6	37.2			11.40	69	32
10. 2005	596	401	195	43.2	48.0	35.8			11.40	85	45
11. 2006	798	475	324	53.8	66.9	41.8			11.40	202	99
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	613	266

SCHEDULE P - PART 1H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	7		(0)		0			6	XXX
2. 1997	1,364	212	1,152	385	68	359	80	37	5		628	42
3. 1998	1,445	220	1,224	671	214	403	80	50	3		828	43
4. 1999	1,647	260	1,387	449	123	368	70	49	1		673	53
5. 2000	1,772	411	1,361	610	287	460	126	85	14	1	728	59
6. 2001	1,909	569	1,340	843	358	567	212	109	38		911	65
7. 2002	908	322	586	333	193	224	126	74	33	11	280	43
8. 2003	80	5	75	3	3	9	4	64	53		16	6
9. 2004	331	177	154	16		45		47	19		88	19
10. 2005	446	70	376	22		34		52	13		95	29
11. 2006	481	65	416	25		2		19	1		45	22
12. Totals	XXX	XXX	XXX	3,364	1,246	2,472	698	586	181	13	4,298	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	
2. 1997					2	1			0			1	0
3. 1998	1		3	1			1	0	0			4	0
4. 1999												0	
5. 2000	11		7	2	2		3	1	1		0	21	0
6. 2001	11		24	12	6	1	10	5	2	0	0	35	1
7. 2002	15		20	11	9		9	5	2		0	40	1
8. 2003												0	
9. 2004	0		23	14	13		10	6	2		0	29	1
10. 2005	14		45	21	7		20	9	4		0	60	2
11. 2006	10		92	25	8		40	11	7		0	119	6
12. Totals	63	0	213	87	47	2	92	38	19	0	1	308	11

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1997	783	154	628	57.4	72.9	54.5			11.40	0	1
3. 1998	1,129	298	831	78.2	135.3	67.9			11.40	3	1
4. 1999	867	194	673	52.6	74.4	48.5			11.40	0	0
5. 2000	1,180	430	749	66.6	104.7	55.0			11.40	16	5
6. 2001	1,572	626	946	82.3	110.0	70.6			11.40	23	12
7. 2002	688	368	320	75.8	114.4	54.6			11.40	24	16
8. 2003	76	60	16	95.6	1,259.5	21.3			11.40	0	0
9. 2004	156	40	116	47.2	22.5	75.8			11.40	9	19
10. 2005	199	44	155	44.6	62.2	41.3			11.40	39	21
11. 2006	201	38	164	41.9	57.4	39.4			11.40	76	43
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	189	118

SCHEDULE P - PART 1I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	20	11	14	11	0		1	13	XXX
2. 2005	1,497	1,240	257	712	613	1	1	12			111	XXX
3. 2006	1,575	1,325	250	602	528	3		15			93	XXX
4. Totals	XXX	XXX	XXX	1,335	1,153	18	11	28	0	1	217	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	76	55	13	10	11	8	1	1	2		0	29	3
2. 2005	1	0	31	28	0	0	3	3	1		0	5	1
3. 2006	5	0	156	131	1		17	14	5		0	38	1
4. Totals	82	56	200	169	12	8	22	19	8	0	1	72	5

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	23	6
2. 2005	762	646	116	50.9	52.1	45.1			11.40	4	1
3. 2006	804	674	130	51.1	50.8	52.2			11.40	29	8
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	56	16

SCHEDULE P - PART 1J - AUTO PHYSICAL DAMAGE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	Premiums Earned 2 Ceded	Premiums Earned 3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	Loss Payments 5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	Defense and Cost Containment Payments 7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	Adjusting and Other Payments 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	0		3		4		7	8	XXX
2. 2005	1,065	82	983	552		21		92		52	665	104
3. 2006	1,241	86	1,155	479		10		70		19	560	96
4. Totals	XXX	XXX	XXX	1,031	0	34	0	166	0	77	1,232	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	Case Basis 14 Ceded	Bulk + IBNR 15 Direct and Assumed	Bulk + IBNR 16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	Case Basis 18 Ceded	Bulk + IBNR 19 Direct and Assumed	Bulk + IBNR 20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	Adjusting and Other Unpaid 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior					2	0			0			2	5
2. 2005	3				11				0		0	14	7
3. 2006	86		55		5		7		4		14	157	24
4. Totals	89	0	55	0	18	0	7	0	4	0	14	174	37

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	2
2. 2005	679	0	679	63.8	0.0	69.1			11.40	3	11
3. 2006	717	0	717	57.8	0.0	62.1			11.40	141	16
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	144	29

SCHEDULE P - PART 1K - FIDELITY/SURETY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	(5)	(2)	75	74			475	(2)	XXX
2. 2005	16	16	1	5	5	3	3			0	0	XXX
3. 2006	9	8	1								0	XXX
4. Totals	XXX	XXX	XXX	0	3	79	78	0	0	475	(2)	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	74	74	66	61	11	11	24	22	2	(0)	42	8	
2. 2005	2	2	1	1			0	0	0	0		0	
3. 2006			4	4			1	1	0			0	
4. Totals	76	76	70	66	11	11	25	24	2	(0)	42	8	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	4	4
2. 2005	12	12	0	73.5	76.0	7.4			11.40	0	0
3. 2006	5	5	0	60.8	59.9	71.5			11.40	0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	4	4

Sch. P-Pt. 1L
NONE

Sch. P-Pt. 1M
NONE

Sch. P-Pt. 1N
NONE

SCHEDULE P - PART 10 - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1997			0								0	XXX
3. 1998			0								0	XXX
4. 1999			0								0	XXX
5. 2000			0								0	XXX
6. 2001			0								0	XXX
7. 2002	0		0								0	XXX
8. 2003		(379)	379								0	XXX
9. 2004		(303)	303								0	XXX
10. 2005			0								0	XXX
11. 2006			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	XXX
2. 1997												0	XXX
3. 1998												0	XXX
4. 1999												0	XXX
5. 2000												0	XXX
6. 2001												0	XXX
7. 2002												0	XXX
8. 2003												0	XXX
9. 2004												0	XXX
10. 2005												0	XXX
11. 2006												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1997	0	0	0	0.0	0.0	0.0			11.40	0	0
3. 1998	0	0	0	0.0	0.0	0.0			11.40	0	0
4. 1999	0	0	0	0.0	0.0	0.0			11.40	0	0
5. 2000	0	0	0	0.0	0.0	0.0			11.40	0	0
6. 2001	0	0	0	0.0	0.0	0.0			11.40	0	0
7. 2002	0	0	0	0.0	0.0	0.0			11.40	0	0
8. 2003	0	0	0	0.0	0.0	0.0			11.40	0	0
9. 2004	0	0	0	0.0	0.0	0.0			11.40	0	0
10. 2005	0	0	0	0.0	0.0	0.0			11.40	0	0
11. 2006	0	0	0	0.0	0.0	0.0			11.40	0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1997			0								0	XXX
3. 1998			0								0	XXX
4. 1999			0								0	XXX
5. 2000			0								0	XXX
6. 2001			0								0	XXX
7. 2002			0								0	XXX
8. 2003			0								0	XXX
9. 2004			0								0	XXX
10. 2005			0								0	XXX
11. 2006			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	XXX
2. 1997												0	XXX
3. 1998												0	XXX
4. 1999												0	XXX
5. 2000												0	XXX
6. 2001												0	XXX
7. 2002												0	XXX
8. 2003												0	XXX
9. 2004												0	XXX
10. 2005												0	XXX
11. 2006												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

NONE

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1997	0	0	0	0.0	0.0	0.0				0	0
3. 1998	0	0	0	0.0	0.0	0.0				0	0
4. 1999	0	0	0	0.0	0.0	0.0				0	0
5. 2000	0	0	0	0.0	0.0	0.0				0	0
6. 2001	0	0	0	0.0	0.0	0.0				0	0
7. 2002	0	0	0	0.0	0.0	0.0				0	0
8. 2003	0	0	0	0.0	0.0	0.0				0	0
9. 2004	0	0	0	0.0	0.0	0.0				0	0
10. 2005	0	0	0	0.0	0.0	0.0				0	0
11. 2006	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1997	92	46	46	1		26	22	1			5	1
3. 1998	104	54	50	1	1	3	1	1			3	0
4. 1999	81	30	51					1			1	0
5. 2000	53	13	40	80	46	8	7	1			36	1
6. 2001	48	20	28	7	1	5	1	1	0		12	1
7. 2002	28	9	18	0	0						0	0
8. 2003	33	6	26					1			1	0
9. 2004	31	6	25	0				1			1	0
10. 2005	52	13	39	1		1		2			4	1
11. 2006	110	28	83	5	2	0	0	2		0	5	2
12. Totals	XXX	XXX	XXX	95	50	43	31	11	0	0	68	XXX

	Losses Unpaid - Case Basis: 13 Direct and Assumed	Losses Unpaid - Case Basis: 14 Ceded	Losses Unpaid - Bulk + IBNR: 15 Direct and Assumed	Losses Unpaid - Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid - Case Basis: 17 Direct and Assumed	Defense and Cost Containment Unpaid - Case Basis: 18 Ceded	Defense and Cost Containment Unpaid - Bulk + IBNR: 19 Direct and Assumed	Defense and Cost Containment Unpaid - Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior			1	0			0	0	0			0	
2. 1997			0	0			0	0	0			0	
3. 1998			0	0			0	0	0			0	
4. 1999												0	
5. 2000			0	0			0	0	0			0	
6. 2001			0	0			0	0	0			0	
7. 2002			0	0			0	0	0			0	
8. 2003												0	
9. 2004			0	0			0	0	0			0	
10. 2005	2	1	5	2	2	0	2	1	0			8	0
11. 2006	11		36	12	2		16	5	3			50	1
12. Totals	13	1	42	15	5	0	18	6	4	0	0	59	1

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	Total Losses and Loss Expenses Incurred: 27 Ceded	Total Losses and Loss Expenses Incurred: 28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 30 Ceded	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 31 Net	Nontabular Discount: 32 Loss	Nontabular Discount: 33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	Net Balance Sheet Reserves after Discount: 36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1997	28	22	5	29.8	47.7	11.9			11.40	0	0
3. 1998	5	2	3	4.6	3.6	5.7			11.40	0	0
4. 1999	1	0	1	1.0	0.0	1.6			11.40	0	0
5. 2000	89	53	36	168.9	406.3	90.9			11.40	0	0
6. 2001	14	2	12	28.3	9.1	42.1			11.40	0	0
7. 2002	0	0	0	1.4	2.7	0.7			11.40	0	0
8. 2003	1	0	1	2.8	0.0	3.5			11.40	0	0
9. 2004	1	0	1	4.3	0.5	5.2			11.40	0	0
10. 2005	15	4	12	29.3	27.4	29.9			11.40	4	4
11. 2006	75	20	55	68.2	71.4	67.1			11.40	35	16
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	39	20

SCHEDULE P - PART 1R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1997	71	26	44	3	4	11	11	0			(0)	1
3. 1998	54	43	12	10		3	3	0			10	0
4. 1999	49	14	35	114	114	13	13	0			0	0
5. 2000	33	17	17								0	
6. 2001	23	15	8			4	4				0	0
7. 2002	(5)	(4)	(0)			0	0	0			0	
8. 2003	58	10	48								0	
9. 2004	59	(0)	60					0			0	
10. 2005	38	23	15								0	
11. 2006	60	18	42								0	
12. Totals	XXX	XXX	XXX	127	118	31	31	1	0	0	10	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1997												0	
3. 1998												0	
4. 1999												0	
5. 2000												0	
6. 2001												0	
7. 2002												0	
8. 2003												0	
9. 2004												0	
10. 2005												0	
11. 2006			26	11			11	5				22	
12. Totals	0	0	26	11	0	0	11	5	0	0	0	22	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1997	14	15	(0)	20.4	55.6	(0.5)			11.40	0	0
3. 1998	13	3	10	24.2	7.0	87.3			11.40	0	0
4. 1999	128	127	0	259.9	879.5	1.0			11.40	0	0
5. 2000	0	0	0	0.0	0.0	0.0			11.40	0	0
6. 2001	4	4	0	16.4	25.4	0.0			11.40	0	0
7. 2002	0	0	0	(5.0)	(2.7)	(33.3)			11.40	0	0
8. 2003	0	0	0	0.0	0.0	0.0			11.40	0	0
9. 2004	0	0	0	0.2	0.0	0.2			11.40	0	0
10. 2005	0	0	0	0.0	0.0	0.0			11.40	0	0
11. 2006	38	15	22	62.8	85.4	53.1			11.40	16	7
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	16	7

SCHEDULE P - PART 1S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 2005			0								0	XXX
3. 2006			0								0	XXX
4. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	
2. 2005												0	
3. 2006												0	
4. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

NONE

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2005	0	0	0	0.0	0.0	0.0				0	0
3. 2006	0	0	0	0.0	0.0	0.0				0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 2A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 One Year	12 Two Year
1. Prior											0	0
2. 1997											0	0
3. 1998	XXX										0	0
4. 1999	XXX	XXX									0	0
5. 2000	XXX	XXX	XXX								0	0
6. 2001	XXX	XXX	XXX	XXX							0	0
7. 2002	XXX	XXX	XXX	XXX	XXX						0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior											0	0
2. 1997											0	0
3. 1998	XXX										0	0
4. 1999	XXX	XXX									0	0
5. 2000	XXX	XXX	XXX								0	0
6. 2001	XXX	XXX	XXX	XXX							0	0
7. 2002	XXX	XXX	XXX	XXX	XXX						0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	161	178	224	225	240	256	259	259	259	259	0	0
2. 1997	175	177	185	183	180	178	178	178	178	178	0	0
3. 1998	XXX	339	384	394	367	373	367	366	365	365	(0)	(1)
4. 1999	XXX	XXX	762	761	825	896	874	853	865	864	(1)	11
5. 2000	XXX	XXX	XXX	1,169	1,127	1,455	1,401	1,458	1,440	1,461	21	3
6. 2001	XXX	XXX	XXX	XXX	2,252	2,451	2,742	2,783	2,850	2,819	(30)	36
7. 2002	XXX	XXX	XXX	XXX	XXX	1,202	1,177	1,323	1,359	1,359	0	37
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	913	875	872	890	19	15
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,975	1,909	1,735	(174)	(240)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,855	2,950	95	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,167	XXX	XXX
										12. Totals	(71)	(139)

SCHEDULE P - PART 2D - WORKERS' COMPENSATION

1. Prior	2,128	2,024	2,107	1,977	2,003	2,035	2,097	2,184	2,195	2,219	24	35
2. 1997	2,617	2,844	2,841	2,841	2,747	2,726	2,707	2,760	2,777	2,775	(2)	15
3. 1998	XXX	3,615	3,908	4,443	3,900	4,031	4,047	4,116	4,193	4,266	73	150
4. 1999	XXX	XXX	4,171	4,682	4,713	4,963	5,021	4,871	4,797	4,811	14	(59)
5. 2000	XXX	XXX	XXX	5,578	6,408	5,412	5,168	5,106	5,451	5,526	75	419
6. 2001	XXX	XXX	XXX	XXX	4,468	4,557	4,341	4,300	3,883	3,816	(67)	(485)
7. 2002	XXX	XXX	XXX	XXX	XXX	5,531	5,542	5,376	5,512	5,440	(72)	64
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	6,415	6,655	7,132	7,247	116	592
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,372	8,003	7,674	(328)	(697)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,642	8,679	37	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,981	XXX	XXX
										12. Totals	(132)	35

SCHEDULE P - PART 2E - COMMERCIAL MULTIPLE PERIL

1. Prior	916	917	983	1,016	1,126	1,197	1,349	1,384	1,396	1,445	49	60
2. 1997	724	792	848	865	883	885	868	857	856	859	3	2
3. 1998	XXX	833	968	1,092	1,056	1,044	1,025	1,032	1,025	1,025	1	(7)
4. 1999	XXX	XXX	1,076	1,371	1,494	1,624	1,747	1,784	1,790	1,794	4	10
5. 2000	XXX	XXX	XXX	1,607	1,714	1,719	1,796	1,717	1,800	1,790	(10)	73
6. 2001	XXX	XXX	XXX	XXX	2,410	2,465	2,760	2,898	2,999	3,002	3	104
7. 2002	XXX	XXX	XXX	XXX	XXX	1,742	1,759	1,821	1,770	1,781	11	(40)
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	1,909	2,023	2,038	2,036	(2)	13
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,763	2,750	2,800	50	37
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,184	3,490	306	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,760	XXX	XXX
										12. Totals	414	253

SCHEDULE P - PART 2F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	One Year	Two Year
1. Prior	97	83	93	106	92	72	76	74	71	76	5	2
2. 1997	31	17	9	9	5	5	5	5	5	19	14	14
3. 1998	XXX	22	17	23	9	5	6	5	5	5	1	1
4. 1999	XXX	XXX	53	57	32	49	59	51	51	51	(0)	(0)
5. 2000	XXX	XXX	XXX	57	44	42	66	44	41	60	19	16
6. 2001	XXX	XXX	XXX	XXX	55	33	37	30	16	13	(3)	(17)
7. 2002	XXX	XXX	XXX	XXX	XXX	62	63	75	74	70	(4)	(5)
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	77	91	101	86	(15)	(4)
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	102	101	88	(13)	(13)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	117	106	(11)	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	125	XXX	XXX
										12. Totals	(8)	(7)

SCHEDULE P - PART 2F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	57	97	84	84	84	84	84	84	84	84	0	0
2. 1997	62	67	98	97	103	106	105	106	106	106	0	0
3. 1998	XXX	54	84	114	118	112	124	124	124	124	0	0
4. 1999	XXX	XXX	78	162	160	189	199	193	197	196	(1)	3
5. 2000	XXX	XXX	XXX	228	208	220	252	251	262	261	(1)	11
6. 2001	XXX	XXX	XXX	XXX	351	432	411	371	354	352	(2)	(19)
7. 2002	XXX	XXX	XXX	XXX	XXX	356	425	436	438	426	(13)	(10)
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	503	589	616	595	(22)	5
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	579	556	375	(181)	(204)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	727	563	(164)	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	634	XXX	XXX
										12. Totals	(384)	(215)

SCHEDULE P - PART 2G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER & MACHINERY)

1. Prior											0	0
2. 1997											0	0
3. 1998	XXX										0	0
4. 1999	XXX	XXX									0	0
5. 2000	XXX	XXX	XXX								0	0
6. 2001	XXX	XXX	XXX	XXX							0	0
7. 2002	XXX	XXX	XXX	XXX	XXX						0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	422	449	464	429	473	473	482	474	471	479	8	4
2. 1997	232	274	305	306	284	289	289	284	285	288	3	4
3. 1998	XXX	456	525	762	629	622	603	602	630	624	(7)	22
4. 1999	XXX	XXX	558	672	785	909	965	1,002	1,054	1,058	4	55
5. 2000	XXX	XXX	XXX	548	827	835	834	837	884	978	95	142
6. 2001	XXX	XXX	XXX	XXX	450	430	435	497	548	559	11	63
7. 2002	XXX	XXX	XXX	XXX	XXX	271	132	119	135	124	(11)	5
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	370	152	100	97	(3)	(55)
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	261	223	178	(45)	(83)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	212	140	(72)	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	290	XXX	XXX
										12. Totals	(16)	156

SCHEDULE P - PART 2H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	572	630	558	551	528	517	517	520	537	532	(5)	11
2. 1997	366	556	577	539	554	561	594	602	597	597	(0)	(5)
3. 1998	XXX	462	662	698	715	743	751	793	788	783	(4)	(9)
4. 1999	XXX	XXX	669	655	603	639	639	624	624	624	(0)	0
5. 2000	XXX	XXX	XXX	748	747	754	738	733	706	678	(28)	(55)
6. 2001	XXX	XXX	XXX	XXX	748	846	851	896	889	872	(17)	(24)
7. 2002	XXX	XXX	XXX	XXX	XXX	241	226	257	262	276	14	20
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	10	13	5	5	0	(8)
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	104	98	87	(10)	(17)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	140	113	(28)	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	139	XXX	XXX
										12. Totals	(79)	(87)

SCHEDULE P - PART 2I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	65	81	108	27	43
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	104	103	(1)	XXX
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	110	XXX	XXX
										4. Totals	26	43

SCHEDULE P - PART 2J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	94	80	73	(7)	(21)
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	599	587	(12)	XXX
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	643	XXX	XXX
										4. Totals	(19)	(21)

SCHEDULE P - PART 2K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	68	58	49	(9)	(19)
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	(0)	XXX
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	XXX	XXX
										4. Totals	(9)	(19)

SCHEDULE P - PART 2L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX		(0)	(0)	0	(0)
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	(0)

SCHEDULE P - PART 2M - INTERNATIONAL

1. Prior											0	0
2. 1997											0	0
3. 1998	XXX										0	0
4. 1999	XXX	XXX									0	0
5. 2000	XXX	XXX	XXX								0	0
6. 2001	XXX	XXX	XXX	XXX							0	0
7. 2002	XXX	XXX	XXX	XXX	XXX						0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	One Year	Two Year
1. Prior											0	0
2. 1997											0	0
3. 1998	XXX										0	0
4. 1999	XXX	XXX									0	0
5. 2000	XXX	XXX	XXX								0	0
6. 2001	XXX	XXX	XXX	XXX							0	0
7. 2002	XXX	XXX	XXX	XXX	XXX						0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

1. Prior											0	0
2. 1997											0	0
3. 1998	XXX										0	0
4. 1999	XXX	XXX									0	0
5. 2000	XXX	XXX	XXX								0	0
6. 2001	XXX	XXX	XXX	XXX							0	0
7. 2002	XXX	XXX	XXX	XXX	XXX						0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

1. Prior											0	0
2. 1997											0	0
3. 1998	XXX										0	0
4. 1999	XXX	XXX									0	0
5. 2000	XXX	XXX	XXX								0	0
6. 2001	XXX	XXX	XXX	XXX							0	0
7. 2002	XXX	XXX	XXX	XXX	XXX						0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	Development 11 One Year	12 Two Year
1. Prior	24	47	38	61	58	58	59	58	58	58	0	0
2. 1997	16	12	7	6	5	5	5	5	5	5	(0)	0
3. 1998	XXX	17	9	5	4	3	2	2	2	2	(0)	0
4. 1999	XXX	XXX	15	8	3	4	0				0	0
5. 2000	XXX	XXX	XXX	10	12	9	11	36	35	35	(0)	(1)
6. 2001	XXX	XXX	XXX	XXX	7	3	4	11	11	11	(0)	(0)
7. 2002	XXX	XXX	XXX	XXX	XXX	6	1	0	0	0	(0)	(0)
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	5	0	0		(0)	(0)
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8	1	0	(0)	(8)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20	9	(11)	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	50	XXX	XXX
										12. Totals	(11)	(9)

SCHEDULE P - PART 2R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	66	57	133	117	133	133	133	132	133	133	0	1
2. 1997	25	7	3	(0)	1		(1)	(1)	(1)	(1)	0	0
3. 1998	XXX	6	7	12	12	10	16	10	10	10	0	0
4. 1999	XXX	XXX	7	0	6	5					0	0
5. 2000	XXX	XXX	XXX	5	3	3	1				0	0
6. 2001	XXX	XXX	XXX	XXX	3	2	1				0	0
7. 2002	XXX	XXX	XXX	XXX	XXX	0	(0)				0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	0				0	0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16			0	(16)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8		(8)	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22	XXX	XXX
										12. Totals	(8)	(15)

SCHEDULE P - PART 2S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

NONE

SCHEDULE P - PART 3A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006		
1. Prior	000											
2. 1997												
3. 1998	XXX											
4. 1999	XXX	XXX										
5. 2000	XXX	XXX	XXX									
6. 2001	XXX	XXX	XXX	XXX								
7. 2002	XXX	XXX	XXX	XXX	XXX							
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior	000											
2. 1997												
3. 1998	XXX											
4. 1999	XXX	XXX										
5. 2000	XXX	XXX	XXX									
6. 2001	XXX	XXX	XXX	XXX								
7. 2002	XXX	XXX	XXX	XXX	XXX							
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

NONE

SCHEDULE P - PART 3C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	000	103	151	199	213	242	259	259	259	259	353	235
2. 1997	24	93	178	178	178	178	178	178	178	178	98	79
3. 1998	XXX	70	338	350	364	365	365	364	365	365	251	197
4. 1999	XXX	XXX	(8)	301	544	726	829	841	861	861	289	315
5. 2000	XXX	XXX	XXX	262	442	967	1,175	1,386	1,413	1,430	469	486
6. 2001	XXX	XXX	XXX	XXX	383	1,219	2,070	2,438	2,657	2,748	271	250
7. 2002	XXX	XXX	XXX	XXX	XXX	310	583	985	1,223	1,257	74	50
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	128	353	608	751	90	15
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	288	755	1,304	190	20
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	501	1,249	229	27
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	498	135	25

SCHEDULE P - PART 3D - WORKERS' COMPENSATION

1. Prior	000	696	1,087	1,311	1,452	1,546	1,639	1,707	1,788	1,868	2,638	685
2. 1997	612	1,512	1,981	2,253	2,448	2,506	2,561	2,604	2,644	2,697	744	227
3. 1998	XXX	796	1,948	2,734	3,166	3,453	3,690	3,757	3,897	3,976	996	305
4. 1999	XXX	XXX	1,036	2,552	3,446	4,220	4,432	4,497	4,595	4,640	1,083	285
5. 2000	XXX	XXX	XXX	1,339	3,376	3,848	4,516	4,766	4,943	5,154	1,381	349
6. 2001	XXX	XXX	XXX	XXX	949	2,430	3,140	3,221	3,434	3,557	1,474	468
7. 2002	XXX	XXX	XXX	XXX	XXX	1,439	3,174	3,982	4,480	4,794	787	188
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	1,544	3,576	4,638	5,359	717	182
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,849	3,997	5,130	693	191
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,945	4,043	576	152
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,837	287	137

SCHEDULE P - PART 3E - COMMERCIAL MULTIPLE PERIL

1. Prior	000	334	599	764	900	937	1,074	1,184	1,289	1,349	1,038	734
2. 1997	292	491	666	759	798	825	851	853	853	853	164	112
3. 1998	XXX	387	547	821	921	982	1,007	1,015	1,009	1,011	232	174
4. 1999	XXX	XXX	411	699	1,053	1,334	1,656	1,702	1,732	1,740	348	205
5. 2000	XXX	XXX	XXX	506	1,030	1,311	1,509	1,574	1,666	1,743	416	200
6. 2001	XXX	XXX	XXX	XXX	927	1,600	2,001	2,492	2,710	2,830	371	156
7. 2002	XXX	XXX	XXX	XXX	XXX	562	958	1,305	1,520	1,629	214	92
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	732	1,097	1,390	1,605	157	79
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	729	1,196	1,477	153	92
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	685	1,537	130	73
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,197	92	49

SCHEDULE P - PART 3F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
1. Prior	000				85	69	70	70	69	69	4	14
2. 1997					3	4	5	5	5	3	0	2
3. 1998	XXX				4	4	4	5	5	5	0	4
4. 1999	XXX	XXX			18	42	48	49	49	49	0	3
5. 2000	XXX	XXX	XXX		1	4	21	35	37	37	1	3
6. 2001	XXX	XXX	XXX	XXX	0	0	3	9	10	3	0	3
7. 2002	XXX	XXX	XXX	XXX	XXX		1	6	34	47	1	1
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	0	9	12	37	1	2
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1	17	0	1
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0

SCHEDULE P - PART 3F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	000	67	84	84	84	84	84	84	84	84	3	11
2. 1997	1	29	86	95	96	96	105	106	106	106	2	7
3. 1998	XXX	1	32	90	101	103	124	124	124	124	2	8
4. 1999	XXX	XXX	6	54	123	172	190	190	192	192	3	9
5. 2000	XXX	XXX	XXX	5	64	173	228	244	262	262	3	9
6. 2001	XXX	XXX	XXX	XXX	11	112	275	356	351	351	3	10
7. 2002	XXX	XXX	XXX	XXX	XXX	8	105	276	384	405	3	12
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	24	144	423	526	4	13
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	31	117	193	2	11
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11	71	0	5
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5		3

SCHEDULE P - PART 3G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

1. Prior	000										XXX	XXX
2. 1997											XXX	XXX
3. 1998	XXX										XXX	XXX
4. 1999	XXX	XXX									XXX	XXX
5. 2000	XXX	XXX	XXX								XXX	XXX
6. 2001	XXX	XXX	XXX	XXX							XXX	XXX
7. 2002	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	000	179	293	350	371	368	453	467	469	469	98	228
2. 1997	6	56	193	228	256	279	281	283	283	287	10	36
3. 1998	XXX	29	136	324	444	504	537	555	597	598	18	50
4. 1999	XXX	XXX	16	108	385	596	776	940	1,023	1,037	38	55
5. 2000	XXX	XXX	XXX	16	131	394	591	705	807	882	28	49
6. 2001	XXX	XXX	XXX	XXX	(13)	40	150	320	403	451	21	39
7. 2002	XXX	XXX	XXX	XXX	XXX	11	26	81	88	96	6	22
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	6	44	52	62	6	12
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	34	58	83	16	28
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8	18	5	13
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6	2	8

SCHEDULE P - PART 3H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	000	311	454	488	510	511	513	518	525	532	37	200
2. 1997	45	276	422	485	504	532	568	571	596	596	9	32
3. 1998	XXX	67	266	481	567	712	723	767	779	780	9	34
4. 1999	XXX	XXX	47	280	417	561	616	624	624	624	11	43
5. 2000	XXX	XXX	XXX	80	378	544	635	666	652	658	15	43
6. 2001	XXX	XXX	XXX	XXX	112	454	664	802	816	840	18	46
7. 2002	XXX	XXX	XXX	XXX	XXX	(3)	87	163	195	239	11	31
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	(2)	5	5	5	0	6
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20	46	61	1	18
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24	57	5	21
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	27	8	8

SCHEDULE P - PART 3I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Containment Expenses Reported at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	68	81	XXX	XXX
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	76	99	XXX	XXX
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	77	XXX	XXX

SCHEDULE P - PART 3J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	68	71	295	172
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	448	573	74	23
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	490	49	23

SCHEDULE P - PART 3K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	45	43	XXX	XXX
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	(0)	(0)	XXX	XXX
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3M - INTERNATIONAL

1. Prior	000										XXX	XXX
2. 1997											XXX	XXX
3. 1998	XXX										XXX	XXX
4. 1999	XXX	XXX									XXX	XXX
5. 2000	XXX	XXX	XXX								XXX	XXX
6. 2001	XXX	XXX	XXX	XXX							XXX	XXX
7. 2002	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 3N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000										XXX	XXX
2. 1997											XXX	XXX
3. 1998	XXX										XXX	XXX
4. 1999	XXX	XXX									XXX	XXX
5. 2000	XXX	XXX	XXX								XXX	XXX
6. 2001	XXX	XXX	XXX	XXX							XXX	XXX
7. 2002	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

1. Prior	000										XXX	XXX
2. 1997											XXX	XXX
3. 1998	XXX										XXX	XXX
4. 1999	XXX	XXX									XXX	XXX
5. 2000	XXX	XXX	XXX								XXX	XXX
6. 2001	XXX	XXX	XXX	XXX							XXX	XXX
7. 2002	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

1. Prior	000										XXX	XXX
2. 1997											XXX	XXX
3. 1998	XXX										XXX	XXX
4. 1999	XXX	XXX									XXX	XXX
5. 2000	XXX	XXX	XXX								XXX	XXX
6. 2001	XXX	XXX	XXX	XXX							XXX	XXX
7. 2002	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000	14	19	34	45	58	58	58	58	58	2	1
2. 1997			2	3	4	5	5	5	5	5	0	0
3. 1998	XXX			1	2	2	2	2	2	2	0	0
4. 1999	XXX	XXX										0
5. 2000	XXX	XXX	XXX		4	7	7	35	35	35	1	0
6. 2001	XXX	XXX	XXX	XXX	1	1	2	10	10	10	0	0
7. 2002	XXX	XXX	XXX	XXX	XXX	0	0	0	0	0	0	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX						0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	2		0
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3	1	0

SCHEDULE P - PART 3R-SECTION 2 - PRODUCTS LIABILITY- CLAIMS-MADE

1. Prior	000	12	103	107	128	132	133	132	133	133	3	4
2. 1997	0	(0)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	0	1
3. 1998	XXX			10	10	10	10	10	10	10		0
4. 1999	XXX	XXX									0	0
5. 2000	XXX	XXX	XXX									
6. 2001	XXX	XXX	XXX	XXX								0
7. 2002	XXX	XXX	XXX	XXX	XXX							
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 4A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior										
2. 1997										
3. 1998	XXX									
4. 1999	XXX	XXX								
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX						
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

	1	2	3	4	5	6	7	8	9	10
1. Prior										
2. 1997										
3. 1998	XXX									
4. 1999	XXX	XXX								
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX						
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

	1	2	3	4	5	6	7	8	9	10
1. Prior	62	30	13	1	0	0	0			
2. 1997	90	45	3	5	2	0	(0)			
3. 1998	XXX	175	18	40	2	8	2	1		
4. 1999	XXX	XXX	461	167	79	49	1	7	0	1
5. 2000	XXX	XXX	XXX	604	178	179	69	22	6	16
6. 2001	XXX	XXX	XXX	XXX	908	200	100	71	28	(14)
7. 2002	XXX	XXX	XXX	XXX	XXX	450	114	89	43	27
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	433	215	81	26
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,038	461	106
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,375	627
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,866

SCHEDULE P - PART 4D - WORKERS' COMPENSATION

	1	2	3	4	5	6	7	8	9	10
1. Prior	919	495	416	211	207	155	152	141	149	146
2. 1997	1,329	651	373	325	128	122	62	79	46	28
3. 1998	XXX	1,740	940	1,051	212	196	117	111	81	70
4. 1999	XXX	XXX	1,977	1,174	543	285	290	176	53	37
5. 2000	XXX	XXX	XXX	2,793	1,439	407	(39)	(49)	137	103
6. 2001	XXX	XXX	XXX	XXX	2,294	1,205	644	612	127	121
7. 2002	XXX	XXX	XXX	XXX	XXX	2,722	1,108	553	407	272
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	2,963	1,354	1,158	909
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,401	2,183	1,334
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,221	2,540
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,912

SCHEDULE P - PART 4E - COMMERCIAL MULTIPLE PERIL

	1	2	3	4	5	6	7	8	9	10
1. Prior	442	238	128	83	68	70	128	91	53	56
2. 1997	305	151	71	49	28	11	8	0	(0)	2
3. 1998	XXX	284	196	124	79	39	14	12	10	10
4. 1999	XXX	XXX	451	296	136	52	44	32	29	21
5. 2000	XXX	XXX	XXX	737	313	125	104	15	24	6
6. 2001	XXX	XXX	XXX	XXX	819	356	177	100	75	33
7. 2002	XXX	XXX	XXX	XXX	XXX	665	411	262	112	73
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	828	672	323	235
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,527	1,056	724
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,919	1,230
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,963

SCHEDULE P - PART 4F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
1. Prior	40	13	7	6	1	2	2		1	7
2. 1997	30	15	7	6	1	(0)	0		0	3
3. 1998	XXX	22	14	16	4	1	0	(0)	0	1
4. 1999	XXX	XXX	34	36	14	4	6	2	2	2
5. 2000	XXX	XXX	XXX	56	25	13	6	8	3	11
6. 2001	XXX	XXX	XXX	XXX	55	31	23	16	4	10
7. 2002	XXX	XXX	XXX	XXX	XXX	62	40	36	15	16
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	77	72	52	26
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	102	78	62
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	114	92
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	125

SCHEDULE P - PART 4F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	13	9								
2. 1997	38	10	3			0	0			
3. 1998	XXX	40	14	(2)	1	0	0			
4. 1999	XXX	XXX	50	60	11	0	5	0	2	1
5. 2000	XXX	XXX	XXX	154	73	12	8	5	1	(0)
6. 2001	XXX	XXX	XXX	XXX	256	114	11	12	2	0
7. 2002	XXX	XXX	XXX	XXX	XXX	303	127	39	26	12
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	340	201	54	18
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	409	222	42
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	476	322
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	510

SCHEDULE P - PART 4G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

1. Prior										
2. 1997										
3. 1998	XXX									
4. 1999	XXX	XXX								
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX						
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	94	70	73	11	5	5	2	(0)	0	3
2. 1997	165	78	34	39	20	6	4	1	2	1
3. 1998	XXX	302	167	299	67	42	14	5	8	4
4. 1999	XXX	XXX	397	239	104	54	39	20	23	19
5. 2000	XXX	XXX	XXX	343	336	178	71	38	41	53
6. 2001	XXX	XXX	XXX	XXX	383	195	85	67	63	50
7. 2002	XXX	XXX	XXX	XXX	XXX	233	80	27	41	20
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	319	94	32	23
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	199	123	54
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	191	105
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	264

SCHEDULE P - PART 4H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	232	146	68	38	12	2			3	
2. 1997	214	124	94	28	4	(14)		2	0	
3. 1998	XXX	268	168	89	31	9	6	8	3	2
4. 1999	XXX	XXX	450	175	67	33	13	0	(0)	
5. 2000	XXX	XXX	XXX	434	192	66	50	24	16	6
6. 2001	XXX	XXX	XXX	XXX	425	125	76	48	29	17
7. 2002	XXX	XXX	XXX	XXX	XXX	151	51	43	29	13
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	11	6		
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	57	34	13
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	90	35
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	95

SCHEDULE P - PART 4I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	43	6	3
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	21	4
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	27

SCHEDULE P - PART 4J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	30	6	
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	54	
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	62

SCHEDULE P - PART 4K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28	13	6
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SCHEDULE P - PART 4L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4M - INTERNATIONAL

NONE

1. Prior										
2. 1997										
3. 1998	XXX									
4. 1999	XXX	XXX								
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX						
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
1. Prior										
2. 1997										
3. 1998	XXX									
4. 1999	XXX	XXX								
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX						
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior										
2. 1997										
3. 1998	XXX									
4. 1999	XXX	XXX								
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX						
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior										
2. 1997										
3. 1998	XXX									
4. 1999	XXX	XXX								
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX						
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	14	5	3	0	0	0	1		(0)	0
2. 1997	16	10	3	2	1	1	0		0	0
3. 1998	XXX	17	9	3	2	1	0		0	0
4. 1999	XXX	XXX	15	7	3	4	0			
5. 2000	XXX	XXX	XXX	10	6	2	1	1	0	0
6. 2001	XXX	XXX	XXX	XXX	7	2	0	0	1	0
7. 2002	XXX	XXX	XXX	XXX	XXX	6	1	0	0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	5	0	0	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8	0	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16	5
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	34

SCHEDULE P - PART 4R-SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	27	15	5	1	3	2				
2. 1997	16	8	4	0	1	1				
3. 1998	XXX	6	7	2	2	0				
4. 1999	XXX	XXX	7	0	6	5				
5. 2000	XXX	XXX	XXX	6	3	3	1			
6. 2001	XXX	XXX	XXX	XXX	3	2	1			
7. 2002	XXX	XXX	XXX	XXX	XXX	0	(0)			
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	0			
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16		
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8	
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22

SCHEDULE P - PART 4S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

Sch. P-Pt. 5A-Sn. 1
NONE

Sch. P-Pt. 5A-Sn. 2
NONE

Sch. P-Pt. 5A-Sn. 3
NONE

Sch. P-Pt. 5B-Sn. 1
NONE

Sch. P-Pt. 5B-Sn. 2
NONE

Sch. P-Pt. 5B-Sn. 3
NONE

SCHEDULE P - PART 5C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	94	9	8	1	0		0			
2. 1997	47	88	98	98	98	98	98	98	98	98
3. 1998	XXX	63	196	230	243	246	246	248	250	251
4. 1999	XXX	XXX	102	213	259	279	286	288	288	289
5. 2000	XXX	XXX	XXX	171	365	429	455	465	470	469
6. 2001	XXX	XXX	XXX	XXX	140	232	257	267	271	271
7. 2002	XXX	XXX	XXX	XXX	XXX	45	61	68	73	74
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	91	134	88	90
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	113	180	190
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	130	229
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	135

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	18	8	4	0	0	0				0
2. 1997	75	13	8							
3. 1998	XXX	167	60	16	9	4	4	3	2	1
4. 1999	XXX	XXX	114	62	27	13	4	2	2	1
5. 2000	XXX	XXX	XXX	214	96	44	19	9	2	1
6. 2001	XXX	XXX	XXX	XXX	155	53	24	11	5	3
7. 2002	XXX	XXX	XXX	XXX	XXX	30	12	5	3	2
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	41	12	4	2
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	58	14	7
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	95	20
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	89

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	(44)	2	6	(1)		(0)				
2. 1997	160	174	185	177	177	177	177	177	177	177
3. 1998	XXX	295	438	438	445	447	448	448	449	449
4. 1999	XXX	XXX	351	527	593	600	602	604	605	605
5. 2000	XXX	XXX	XXX	621	909	938	948	954	956	957
6. 2001	XXX	XXX	XXX	XXX	435	509	519	522	523	523
7. 2002	XXX	XXX	XXX	XXX	XXX	113	120	122	126	126
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	141	160	107	108
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	183	214	217
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	240	276
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	249

SCHEDULE P - PART 5D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
1. Prior	278	50	14	6	3	1	2	1	0	0
2. 1997	362	680	720	734	740	742	743	743	744	744
3. 1998	XXX	485	928	968	978	985	989	992	995	996
4. 1999	XXX	XXX	511	982	1,044	1,060	1,073	1,078	1,080	1,083
5. 2000	XXX	XXX	XXX	605	1,230	1,314	1,346	1,364	1,373	1,381
6. 2001	XXX	XXX	XXX	XXX	874	1,358	1,425	1,451	1,466	1,474
7. 2002	XXX	XXX	XXX	XXX	XXX	449	719	761	779	787
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	356	660	696	717
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	361	658	693
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	314	576
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	287

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
1. Prior	68	28	16	11	7	7	5	4	4	3
2. 1997	301	59	26	11	7	4	3	2	2	1
3. 1998	XXX	404	92	42	23	16	11	8	5	4
4. 1999	XXX	XXX	459	108	52	31	19	13	10	8
5. 2000	XXX	XXX	XXX	623	158	86	53	32	23	16
6. 2001	XXX	XXX	XXX	XXX	499	133	68	41	27	20
7. 2002	XXX	XXX	XXX	XXX	XXX	298	80	40	23	14
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	322	75	40	23
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	308	78	39
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	294	65
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	278

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
1. Prior	159	(24)	2	9	(1)		0			
2. 1997	802	959	968	971	972	973	973	973	973	973
3. 1998	XXX	1,053	1,297	1,311	1,301	1,303	1,303	1,304	1,305	1,305
4. 1999	XXX	XXX	1,141	1,356	1,368	1,371	1,374	1,375	1,376	1,376
5. 2000	XXX	XXX	XXX	1,467	1,720	1,736	1,740	1,743	1,744	1,746
6. 2001	XXX	XXX	XXX	XXX	1,769	1,946	1,955	1,959	1,961	1,962
7. 2002	XXX	XXX	XXX	XXX	XXX	885	981	986	988	989
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	811	912	918	922
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	809	915	923
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	725	793
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	702

SCHEDULE P - PART 5E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	68	20	10	8	2	5	5	6	5	3
2. 1997	116	152	154	159	161	162	162	163	164	164
3. 1998	XXX	149	205	215	225	227	228	229	231	232
4. 1999	XXX	XXX	203	307	328	335	341	344	347	348
5. 2000	XXX	XXX	XXX	239	382	399	407	412	415	416
6. 2001	XXX	XXX	XXX	XXX	254	339	354	362	368	371
7. 2002	XXX	XXX	XXX	XXX	XXX	153	199	207	211	214
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	111	149	154	157
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	98	145	153
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	93	130
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	92

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	42	29	24	18	18	16	19	17	10	8
2. 1997	36	16	9	5	3	2	2	3	1	2
3. 1998	XXX	71	30	17	8	7	5	8	6	4
4. 1999	XXX	XXX	92	38	20	14	9	10	8	5
5. 2000	XXX	XXX	XXX	128	32	17	11	6	4	2
6. 2001	XXX	XXX	XXX	XXX	88	31	20	13	8	4
7. 2002	XXX	XXX	XXX	XXX	XXX	54	16	11	6	3
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	43	16	10	6
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	66	29	27
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	58	35
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	58

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	43	16	11	16	1	6	7	1	1	
2. 1997	213	259	257	267	267	268	270	273	276	278
3. 1998	XXX	295	354	371	378	386	391	399	406	410
4. 1999	XXX	XXX	379	501	516	527	534	544	552	558
5. 2000	XXX	XXX	XXX	475	592	607	611	614	618	618
6. 2001	XXX	XXX	XXX	XXX	440	510	521	526	531	531
7. 2002	XXX	XXX	XXX	XXX	XXX	270	301	305	308	309
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	204	236	240	242
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	215	257	272
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	193	238
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	199

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	0	0	0	1	0	0				
2. 1997						0	0	0	0	0
3. 1998	XXX			0	0	0	0	0	0	0
4. 1999	XXX	XXX			0	0	0	0	0	0
5. 2000	XXX	XXX	XXX			0	0	1	1	1
6. 2001	XXX	XXX	XXX	XXX				0	0	0
7. 2002	XXX	XXX	XXX	XXX	XXX				0	1
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX			0	1
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	4	4	3	1	0	0	0	0	0	
2. 1997	0	1	1	0	0	0				0
3. 1998	XXX	0	1	1	0	0	0			
4. 1999	XXX	XXX	0	1	0	1	0			
5. 2000	XXX	XXX	XXX	0	1	2	2	0	0	0
6. 2001	XXX	XXX	XXX	XXX	0	1	1	1	0	
7. 2002	XXX	XXX	XXX	XXX	XXX	0	0	1	1	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	0	1	1	1
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1	1
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	2	2	1	1						
2. 1997	0	1	2	2	2	2	2	2	2	2
3. 1998	XXX	0	2	4	4	4	4	4	4	4
4. 1999	XXX	XXX	1	2	2	2	3	3	3	3
5. 2000	XXX	XXX	XXX	0	1	3	3	3	3	4
6. 2001	XXX	XXX	XXX	XXX	0	1	2	3	3	3
7. 2002	XXX	XXX	XXX	XXX	XXX	0	1	2	2	2
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	0	1	2	3
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1	2
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	1	1	0							
2. 1997		0	1	1	1	1	1	2	2	2
3. 1998	XXX		0	1	2	2	2	2	2	2
4. 1999	XXX	XXX		0	1	2	3	3	3	3
5. 2000	XXX	XXX	XXX		1	1	3	3	3	3
6. 2001	XXX	XXX	XXX	XXX	0	0	2	3	3	3
7. 2002	XXX	XXX	XXX	XXX	XXX	0	0	2	3	3
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	0	0	2	4
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	2
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	4	1								
2. 1997	6	3	1	0	0	0	0			
3. 1998	XXX	7	4	1	0	0	0			
4. 1999	XXX	XXX	10	5	2	1	0	0	0	0
5. 2000	XXX	XXX	XXX	9	4	3	1	0		
6. 2001	XXX	XXX	XXX	XXX	9	6	3	0	0	
7. 2002	XXX	XXX	XXX	XXX	XXX	11	7	2	1	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	12	6	3	1
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	5	2
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	3
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	2	0								
2. 1997	7	9	9	9	9	9	9	9	9	9
3. 1998	XXX	8	10	10	10	10	10	10	10	10
4. 1999	XXX	XXX	12	13	12	12	12	12	12	12
5. 2000	XXX	XXX	XXX	11	12	12	12	12	12	12
6. 2001	XXX	XXX	XXX	XXX	12	13	13	13	13	13
7. 2002	XXX	XXX	XXX	XXX	XXX	13	15	16	16	16
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	15	17	18	18
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	13	14	15
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7	8
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7

SCHEDULE P - PART 5H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	16	11	10	2	1	1	1	0		
2. 1997	0	3	6	8	9	10	10	10	10	10
3. 1998	XXX	2	8	13	15	16	17	17	18	18
4. 1999	XXX	XXX	10	20	24	29	34	36	38	38
5. 2000	XXX	XXX	XXX	7	15	19	23	26	27	28
6. 2001	XXX	XXX	XXX	XXX	8	13	17	19	21	21
7. 2002	XXX	XXX	XXX	XXX	XXX	3	5	6	6	6
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	2	5	6	6
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	14	16
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	5
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	54	42	20	10	7	4	2	1	0	1
2. 1997	17	27	14	4	1	0	0			
3. 1998	XXX	25	36	13	5	4	2	1	1	0
4. 1999	XXX	XXX	37	29	16	13	7	5	3	0
5. 2000	XXX	XXX	XXX	29	17	13	8	4	2	1
6. 2001	XXX	XXX	XXX	XXX	14	13	8	4	2	1
7. 2002	XXX	XXX	XXX	XXX	XXX	10	5	2	1	1
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	3	2	1	1
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7	5	4
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	3
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	33	10	4	(2)	(2)				0	
2. 1997	23	43	49	46	46	46	46	46	46	46
3. 1998	XXX	34	71	66	67	68	68	68	69	69
4. 1999	XXX	XXX	60	79	88	93	93	93	93	93
5. 2000	XXX	XXX	XXX	46	68	74	77	78	78	78
6. 2001	XXX	XXX	XXX	XXX	36	54	58	60	61	61
7. 2002	XXX	XXX	XXX	XXX	XXX	21	25	27	28	29
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	8	16	18	19
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	23	45	48
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16	21
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17

SCHEDULE P - PART 5H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	3	2	7	2	0	0	0	0		
2. 1997	1	3	6	7	8	8	9	9	9	9
3. 1998	XXX	0	3	6	6	7	8	8	8	9
4. 1999	XXX	XXX	1	4	7	9	9	11	11	11
5. 2000	XXX	XXX	XXX	1	6	11	14	15	15	15
6. 2001	XXX	XXX	XXX	XXX	0	6	13	18	18	18
7. 2002	XXX	XXX	XXX	XXX	XXX	1	6	10	11	11
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX			0	0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	1
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	5
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	30	38	15	2	1	0	0	0	0	
2. 1997	29	35	8	3	1	1	1	0	0	0
3. 1998	XXX	29	19	7	4	3	1	1	0	0
4. 1999	XXX	XXX	32	19	7	3	2			
5. 2000	XXX	XXX	XXX	41	21	9	3	1	1	0
6. 2001	XXX	XXX	XXX	XXX	46	22	10	3	2	1
7. 2002	XXX	XXX	XXX	XXX	XXX	24	10	3	2	1
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	0	1		
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6	1	1
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9	2
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	8	10	1	(11)	(0)		0	0		
2. 1997	38	53	42	41	41	41	42	42	42	42
3. 1998	XXX	34	43	43	43	43	43	43	43	43
4. 1999	XXX	XXX	42	53	53	53	53	53	53	53
5. 2000	XXX	XXX	XXX	53	58	59	59	59	59	59
6. 2001	XXX	XXX	XXX	XXX	56	62	64	65	65	65
7. 2002	XXX	XXX	XXX	XXX	XXX	38	42	43	43	43
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	1	5	6	6
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16	19	19
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	27	29
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	22

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior		0	0		0	0				
2. 1997						0	0	0	0	0
3. 1998	XXX					0	0	0	0	0
4. 1999	XXX	XXX								
5. 2000	XXX	XXX	XXX	0	0	1	1	1	1	1
6. 2001	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2002	XXX	XXX	XXX	XXX	XXX	0	0	0	0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	1	1	1	1	0					
2. 1997		0	0	0	0	0				
3. 1998	XXX		0	0	0			0		
4. 1999	XXX	XXX		0						
5. 2000	XXX	XXX	XXX	0	0		0			
6. 2001	XXX	XXX	XXX	XXX			0			
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX			0	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0		
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	0	0	0	0						
2. 1997		0	0	1	1	1	1	1	1	1
3. 1998	XXX		0	0	0	0	0	0	0	0
4. 1999	XXX	XXX		0	0	0	0	0	0	0
5. 2000	XXX	XXX	XXX	0	1	1	1	1	1	1
6. 2001	XXX	XXX	XXX	XXX	0	0	1	1	1	1
7. 2002	XXX	XXX	XXX	XXX	XXX	0	0	0	0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX		0	0	0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	1
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	0	1	0			0				
2. 1997				0	0	0	0	0	0	0
3. 1998	XXX									
4. 1999	XXX	XXX								0
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX						
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	1	1	1	0	0					
2. 1997	1	0	0							
3. 1998	XXX		0	0	0	0				
4. 1999	XXX	XXX	0	0	0	0	0	0	0	
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX		0				
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior			(0)		(0)					
2. 1997	1	1	1	1	1	1	1	1	1	1
3. 1998	XXX		0	0	0	0	0	0	0	0
4. 1999	XXX	XXX	0	0	0	0	0	0	0	0
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX		0	0	0	0	0
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 6C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	12	(1)									
2. 1997	268	269	270	269	269	269	269	269	269	269	
3. 1998	XXX	1,442	1,470	1,447	1,440	1,436	1,435	1,435	1,435	1,435	
4. 1999	XXX	XXX	2,578	2,734	2,674	2,681	2,684	2,683	2,683	2,683	
5. 2000	XXX	XXX	XXX	4,727	4,667	4,638	4,622	4,623	4,623	4,623	
6. 2001	XXX	XXX	XXX	XXX	4,753	4,592	4,564	4,564	4,564	4,564	
7. 2002	XXX	XXX	XXX	XXX	XXX	2,550	2,542	2,540	2,540	2,540	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	1,374	1,378	1,390	1,390	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,583	6,623	6,623	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,400	6,734	334
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,294	6,294
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,628
13. Earned Prems.(P-Pt 1)	281	1,442	2,607	4,860	4,625	2,364	1,914	4,355	6,453	6,628	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	1	(0)									
2. 1997	8	8	9	8	8	8	8	8	8	8	
3. 1998	XXX	853	871	853	848	847	846	846	846	846	
4. 1999	XXX	XXX	1,613	1,736	1,699	1,703	1,704	1,704	1,704	1,704	
5. 2000	XXX	XXX	XXX	3,647	3,615	3,602	3,597	3,597	3,597	3,597	
6. 2001	XXX	XXX	XXX	XXX	1,560	1,516	1,509	1,509	1,509	1,509	
7. 2002	XXX	XXX	XXX	XXX	XXX	418	417	417	417	417	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	96	97	100	100	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,248	3,250	3,250	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,274	1,307	33
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	971	971
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,004
13. Earned Prems.(P-Pt 1)	9	853	1,633	3,751	1,486	364	439	1,018	1,280	1,004	XXX

SCHEDULE P - PART 6D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	152	2	(6)	(1)						3	3
2. 1997	7,783	8,028	8,117	8,123	8,120	8,119	8,118	8,118	8,118	8,119	0
3. 1998	XXX	9,633	10,292	10,316	10,314	10,308	10,304	10,304	10,304	10,304	
4. 1999	XXX	XXX	9,964	10,550	10,711	10,663	10,646	10,647	10,647	10,651	5
5. 2000	XXX	XXX	XXX	14,561	16,323	16,384	16,336	16,312	16,305	16,316	11
6. 2001	XXX	XXX	XXX	XXX	14,612	15,694	15,685	15,670	15,666	15,690	24
7. 2002	XXX	XXX	XXX	XXX	XXX	11,600	12,087	12,079	12,080	12,084	4
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	14,258	15,227	15,212	15,205	(8)
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16,705	17,757	17,733	(24)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,691	15,823	1,132
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,868	12,868
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,014
13. Earned Prems.(P-Pt 1)	7,936	9,880	10,706	13,883	15,968	12,335	14,037	16,349	15,718	14,014	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	13	1	(1)	(0)	(2)					0	0
2. 1997	2,938	2,999	3,048	3,057	3,058	3,058	3,058	3,058	3,058	3,058	
3. 1998	XXX	3,500	3,822	3,835	3,854	3,845	3,843	3,843	3,843	3,843	
4. 1999	XXX	XXX	3,641	3,834	3,935	3,913	3,902	3,901	3,901	3,901	1
5. 2000	XXX	XXX	XXX	6,990	7,987	8,002	7,985	7,980	7,977	7,977	0
6. 2001	XXX	XXX	XXX	XXX	8,499	9,065	9,064	9,063	9,062	9,062	0
7. 2002	XXX	XXX	XXX	XXX	XXX	3,618	3,750	3,757	3,757	3,758	1
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	4,408	4,687	4,690	4,689	(1)
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4,212	4,331	4,327	(4)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,986	2,180	194
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,502	1,502
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,692
13. Earned Prems.(P-Pt 1)	2,952	3,562	4,012	5,591	8,882	3,502	3,879	3,211	2,104	1,692	XXX

SCHEDULE P - PART 6E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	Current Year Premiums Earned
1. Prior	(7)	(2)				0					
2. 1997	2,034	2,081	2,080	2,080	2,080	2,081	2,081	2,081	2,081	2,081	
3. 1998	XXX	3,076	3,149	3,147	3,149	3,151	3,150	3,150	3,150	3,150	
4. 1999	XXX	XXX	3,887	4,051	4,046	4,047	4,046	4,046	4,046	4,046	
5. 2000	XXX	XXX	XXX	4,741	4,857	4,864	4,863	4,863	4,862	4,862	
6. 2001	XXX	XXX	XXX	XXX	4,914	4,921	4,925	4,921	4,921	4,921	
7. 2002	XXX	XXX	XXX	XXX	XXX	4,019	4,066	4,040	4,039	4,038	(1)
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	4,264	4,313	4,318	4,315	(3)
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,375	7,442	7,429	(13)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,994	9,467	473
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,956	9,956
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10,412
13. Earned Prems.(P-Pt 1)	2,028	3,121	3,959	4,563	4,874	3,953	4,301	7,393	9,064	10,412	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	Current Year Premiums Earned
1. Prior	(5)	(1)				0					
2. 1997	751	782	782	782	782	783	783	783	783	783	
3. 1998	XXX	1,848	1,872	1,870	1,872	1,873	1,873	1,873	1,873	1,873	
4. 1999	XXX	XXX	2,157	2,246	2,247	2,249	2,249	2,249	2,249	2,249	
5. 2000	XXX	XXX	XXX	2,701	2,725	2,736	2,736	2,736	2,735	2,735	
6. 2001	XXX	XXX	XXX	XXX	1,921	1,920	1,922	1,922	1,922	1,922	
7. 2002	XXX	XXX	XXX	XXX	XXX	1,347	1,363	1,359	1,359	1,359	(0)
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	1,323	1,339	1,341	1,341	(0)
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,399	2,421	2,419	(2)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,791	2,917	126
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,090	3,090
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,214
13. Earned Prems.(P-Pt 1)	746	1,879	2,181	2,446	1,796	1,278	1,329	2,410	2,814	3,214	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	Current Year Premiums Earned
1. Prior	(1)	(1)									
2. 1997	764	837	837	837	839	839	839	839	839	839	
3. 1998	XXX	1,258	1,283	1,283	1,284	1,286	1,286	1,286	1,286	1,284	(1)
4. 1999	XXX	XXX	1,669	1,745	1,750	1,756	1,757	1,757	1,757	1,757	
5. 2000	XXX	XXX	XXX	1,776	1,853	1,852	1,851	1,853	1,853	1,853	
6. 2001	XXX	XXX	XXX	XXX	1,584	1,607	1,608	1,613	1,613	1,613	
7. 2002	XXX	XXX	XXX	XXX	XXX	928	912	915	915	915	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	957	969	970	970	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,193	1,216	1,206	(9)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,356	1,467	112
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,382	1,382
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,483
13. Earned Prems.(P-Pt 1)	762	1,331	1,693	1,852	1,665	953	920	1,159	1,380	1,483	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	Current Year Premiums Earned
1. Prior	(1)	(0)									
2. 1997	198	211	211	211	213	213	213	213	213	213	
3. 1998	XXX	138	150	148	149	150	150	150	150	150	(0)
4. 1999	XXX	XXX	606	652	653	654	654	654	654	654	
5. 2000	XXX	XXX	XXX	833	855	854	854	855	855	855	
6. 2001	XXX	XXX	XXX	XXX	686	693	692	695	696	696	
7. 2002	XXX	XXX	XXX	XXX	XXX	600	594	596	596	596	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	471	477	479	479	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	801	858	852	(6)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	776	823	47
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	669	669
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	709
13. Earned Prems.(P-Pt 1)	197	150	618	877	612	539	493	583	836	709	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	(6)	(1)		0	(0)						
2. 1997	1,370	1,369	1,369	1,369	1,369	1,369	1,369	1,369	1,369	1,369	
3. 1998	XXX	1,446	1,400	1,399	1,399	1,399	1,399	1,399	1,399	1,399	
4. 1999	XXX	XXX	1,693	1,660	1,660	1,660	1,660	1,660	1,660	1,660	
5. 2000	XXX	XXX	XXX	1,806	1,824	1,831	1,822	1,822	1,822	1,822	
6. 2001	XXX	XXX	XXX	XXX	1,892	1,907	1,902	1,902	1,902	1,902	
7. 2002	XXX	XXX	XXX	XXX	XXX	885	866	866	866	866	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	113	115	115	115	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	329	330	330	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	444	465	21
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	460	460
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	481
13. Earned Prems.(P-Pt 1)	1,364	1,445	1,647	1,772	1,909	908	80	331	446	481	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	2				(0)						
2. 1997	209	213	213	213	213	213	213	213	213	213	
3. 1998	XXX	216	198	195	194	194	194	194	194	194	
4. 1999	XXX	XXX	278	245	244	245	245	245	245	245	
5. 2000	XXX	XXX	XXX	443	440	446	438	438	438	438	
6. 2001	XXX	XXX	XXX	XXX	888	913	908	908	908	908	
7. 2002	XXX	XXX	XXX	XXX	XXX	510	492	492	492	492	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	37	38	38	38	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	176	177	177	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	70	74	4
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	61	61
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	65
13. Earned Prems.(P-Pt 1)	212	220	260	411	569	322	5	177	70	65	XXX

SCHEDULE P - PART 6M - INTERNATIONAL

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior											
2. 1997										0	
3. 1998	XXX									0	
4. 1999	XXX	XXX								0	
5. 2000	XXX	XXX	XXX							0	
6. 2001	XXX	XXX	XXX	XXX						0	
7. 2002	XXX	XXX	XXX	XXX	XXX					0	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior											
2. 1997										0	
3. 1998	XXX									0	
4. 1999	XXX	XXX								0	
5. 2000	XXX	XXX	XXX							0	
6. 2001	XXX	XXX	XXX	XXX						0	
7. 2002	XXX	XXX	XXX	XXX	XXX					0	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SCHEDULE P - PART 6N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	Current Year Premiums Earned
1. Prior											
2. 1997										0	
3. 1998	XXX									0	
4. 1999	XXX	XXX								0	
5. 2000	XXX	XXX	XXX							0	
6. 2001	XXX	XXX	XXX	XXX						0	
7. 2002	XXX	XXX	XXX	XXX	XXX					0	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

NONE

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	Current Year Premiums Earned
1. Prior											
2. 1997										0	
3. 1998	XXX									0	
4. 1999	XXX	XXX								0	
5. 2000	XXX	XXX	XXX							0	
6. 2001	XXX	XXX	XXX	XXX						0	
7. 2002	XXX	XXX	XXX	XXX	XXX					0	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

NONE

SCHEDULE P - PART 6O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	Current Year Premiums Earned
1. Prior											
2. 1997										0	
3. 1998	XXX									0	
4. 1999	XXX	XXX								0	
5. 2000	XXX	XXX	XXX	(753)	(753)	(753)	(753)	(753)	(753)	(753)	
6. 2001	XXX	XXX	XXX	XXX						0	
7. 2002	XXX	XXX	XXX	XXX	XXX					0	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	331	331	331	331	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	478	478	478	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)						0					XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	Current Year Premiums Earned
1. Prior											
2. 1997										0	
3. 1998	XXX									0	
4. 1999	XXX	XXX								0	
5. 2000	XXX	XXX	XXX							0	
6. 2001	XXX	XXX	XXX	XXX						0	
7. 2002	XXX	XXX	XXX	XXX	XXX					0	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)							(379)	(303)			XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	8	1	0								
2. 1997	85	87	86	86	87	87	87	87	87	87	
3. 1998	XXX	100	95	93	94	94	94	94	94	94	
4. 1999	XXX	XXX	87	65	63	63	63	63	63	63	
5. 2000	XXX	XXX	XXX	76	67	66	66	66	66	66	
6. 2001	XXX	XXX	XXX	XXX	57	54	51	51	51	51	
7. 2002	XXX	XXX	XXX	XXX	XXX	31	27	27	27	27	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	39	40	40	40	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	31	31	31	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	51	54	3
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	107	107
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	110
13. Earned Prems.(P-Pt 1)	92	104	81	53	48	28	33	31	52	110	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	4	0									
2. 1997	42	47	46	46	47	47	47	47	47	47	
3. 1998	XXX	48	45	45	46	46	46	46	46	46	
4. 1999	XXX	XXX	34	27	27	27	27	27	27	27	
5. 2000	XXX	XXX	XXX	20	18	18	18	18	18	18	
6. 2001	XXX	XXX	XXX	XXX	20	20	19	19	20	20	
7. 2002	XXX	XXX	XXX	XXX	XXX	10	9	9	10	10	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	7	7	8	8	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6	6	6	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11	11	0
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28	28
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	28
13. Earned Prems.(P-Pt 1)	46	54	30	13	20	9	6	6	13	28	XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	(2)			(0)							
2. 1997	73	70	69	70	70	70	70	70	70	70	
3. 1998	XXX	57	43	43	43	43	43	43	43	43	
4. 1999	XXX	XXX	63	58	58	58	58	58	58	58	
5. 2000	XXX	XXX	XXX	38	37	36	36	(91)	(91)	(91)	
6. 2001	XXX	XXX	XXX	XXX	24	13	13	(157)	(157)	(157)	
7. 2002	XXX	XXX	XXX	XXX	XXX	7	7	3	3	3	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	58	52	52	52	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	368	368	368	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	38	38	
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	60	60
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	60
13. Earned Prems.(P-Pt 1)	71	54	49	33	23	(5)	58	59	38	60	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	(0)			(0)							
2. 1997	27	26	25	26	26	26	26	26	26	26	
3. 1998	XXX	44	33	33	33	33	33	33	33	33	
4. 1999	XXX	XXX	25	23	23	23	23	23	23	23	
5. 2000	XXX	XXX	XXX	19	18	17	17	7	7	7	
6. 2001	XXX	XXX	XXX	XXX	16	9	9	0	0	0	
7. 2002	XXX	XXX	XXX	XXX	XXX	3	3	3	3	3	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	10	10	10	10	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19	19	19	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	23	23	
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	18	18
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	18
13. Earned Prems.(P-Pt 1)	26	43	14	17	15	(4)	10	(0)	23	18	XXX

Sch. P-Pt. 7A-Sn. 1
NONE

Sch. P-Pt. 7A-Sn. 2
NONE

Sch. P-Pt. 7A-Sn. 3
NONE

Sch. P-Pt. 7A-Sn. 4
NONE

Sch. P-Pt. 7A-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 1
NONE

Sch. P-Pt. 7B-Sn. 2
NONE

Sch. P-Pt. 7B-Sn. 3
NONE

Sch. P-Pt. 7B-Sn. 4
NONE

Sch. P-Pt. 7B-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 6
NONE

Sch. P-Pt. 7B-Sn. 7
NONE

SCHEDULE P INTERROGATORIES

1. What is the extended loss and expense reserve - direct and assumed - for the following classes? An example of an extended loss and expense reserve is the actuarial reserve for the free-tail coverage arising upon death, disability or retirement in most medical malpractice policies. Such a liability is to be reported here even if it was not reported elsewhere in Schedule P, but otherwise reported as a liability item on Page 3. Show the full reserve amount, not just the change during the current year.

Years in Which Premiums Were Earned and Losses Were Incurred	1 Medical Malpractice	2 Other Liability	3 Products Liability
1.01 Prior			
1.02 1997			
1.03 1998			
1.04 1999			
1.05 2000			
1.06 2001			
1.07 2002			
1.08 2003			
1.09 2004			
1.10 2005			
1.11 2006	58,129		
1.12 Totals	58,129	0	0

2. The definition of allocated loss adjustment expenses (ALAE) and, therefore, unallocated loss adjustment expenses (ULAE) was *changed* effective January 1, 1998. This change in definition applies to both paid and unpaid expenses. Are these expenses (now reported as "Defense and Cost Containment" and "Adjusting and Other") reported in compliance with these definitions in this statement? Yes [X] No [ ]

3. The Adjusting and Other expense payments and reserves should be allocated to the years in which the losses were incurred based on the number of claims reported, closed and outstanding in those years. When allocating Adjusting and Other expense between companies in a group or a pool, the Adjusting and Other expense should be allocated in the same percentage used for the loss amounts and the claim counts. For reinsurers, Adjusting and Other expense assumed should be reported according to the reinsurance contract. For Adjusting and Other expense incurred by reinsurers, or in those situations where suitable claim count information is not available, Adjusting and Other expense should be allocated by a reasonable method determined by the company and described in Interrogatory 7, below. Are they so reported in this statement? Yes [X] No [ ]

4. Do any lines in Schedule P include reserves that are reported gross of any discount to present value of future payments, and that are reported net of such discounts on Page 10? Yes [ ] No [X]

If Yes, proper disclosure must be made in the Notes to Financial Statements, as specified in the Instructions. Also, the discounts must be reported in Schedule P - Part 1, Columns 32 and 33.

Schedule P must be completed gross of non-tabular discounting. Work papers relating to discount calculations must be available for examination upon request.

Discounting is allowed only if expressly permitted by the state insurance department to which this Annual Statement is being filed.

5. What were the net premiums in force at the end of the year for: (in thousands of dollars)
   5.1 Fidelity
   5.2 Surety $ 8

6. Claim count information is reported per claim or per claimant. (Indicate which). PER CLAIMANT
   If not the same in all years, explain in Interrogatory 7.

7.1 The information provided in Schedule P will be used by many persons to estimate the adequacy of the current loss and expense reserves, among other things. Are there any especially significant events, coverage, retention or accounting changes that have occurred that must be considered when making such analyses? Yes [X] No [ ]

7.2 An extended statement may be attached.

1) Adjusting and other expense payments were allocated to the years in which the losses were incurred based on reported, open and closed claim counts. This is a change in methodology from the traditional paid-to-paid method used last year, and it only applies to year-to-date paid activity in 2006. Adjusting and other expense reserves were allocated to the years in which the losses were incurred based on the traditional paid-to-paid method. This is not a change from last year.

2) Effective 7/1/1999 Star Insurance Company replaced Williamsburg National Insurance Company as the quota share reinsurer for the assumed commercial auto liability, commercial physical damage, and general liability from Ranger Insurance Company. As a result of this transaction, net earned premium reserves of $227,751 and net unpaid loss and loss adjustment expense reserves of $831,756 were transferred to Star Insurance Company effective 7/1/1999.

3) The retention per claim for workers' compensation was $250,000 before 1999, $100,000 from 1999 until 4/1/2002, and $300,000 after 4/1/2002. The per claim retention for workers' compensation increased to $350,000, $750,000, and $1 million effective 4/1/2004, 4/1/2005, and 4/1/2006 respectively.

4) Effective 6/1/2003, the retention increased from $250,000 to $350,000 on the general liability and auto liability lines of business. Effective 6/1/2005 the retention increased to $500,000.

5) The property excess reinsurance retention increased from $250,000 to $500,000 effective 12/1/2003. The mix of business by state and class has shifted over time.

6) Effective 10/1/2000, a quota share agreement was entered into between Employers Re (ERC) and Williamsburg National Insurance Company. This agreement covered certain workers compensation programs. This treaty was cancelled effective 12/31/2001 and commuted effective 9/30/2004.

7) Effective 12/1/2003 the per claim retention for The Crest Trucking program increased to $350,000 from $250,000. Effective 12/1/2005 the per claim retention for the Crest Trucking program increased to $500,000.

8) Effective 1/1/2005, Williamsburg National Insurance Company began an intercompany pooling arrangement with Star Insurance Company (NAIC #18023), Savers Property and Casualty Insurance Company (NAIC #16551) and Ameritrust Insurance Corporation (NAIC #10665). The respective percentages are: 11.4%, 56.6%, 22.0% and 10.0% as of 1/1/06. All lines of business are included in this arrangement except accident and health.

9) There was a recovery of $3.8 million on one surety bond in 2006. The pooling percentage share of this recovery is listed in the prior year row of Schedule P - Part 1K, Column 10.

10) Salvage and subrogation are reported gross of reinsurance in Part 1 columns 10 and 23. Loss reserves have not been reduced for anticipated surety recoveries.

Exhibit 28.4 Ameritrust Insurance Corporation's 2006 Schedule P.

SCHEDULE P - ANALYSIS OF LOSSES AND LOSS EXPENSES

SCHEDULE P - PART 1 - SUMMARY

($000 Omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	112	38	58	6	9		3	135	XXX
2. 1997	14,611	6,513	8,098	7,089	3,459	1,793	838	569	19	149	5,135	XXX
3. 1998	18,458	8,460	9,998	11,241	6,140	2,779	1,575	818	61	52	7,061	XXX
4. 1999	21,520	10,080	11,441	15,565	8,800	3,228	1,517	1,117	104	98	9,489	XXX
5. 2000	27,407	14,124	13,283	19,836	12,052	3,686	1,875	1,453	223	185	10,825	XXX
6. 2001	29,419	13,969	15,450	17,337	9,001	3,056	1,167	1,276	289	266	11,212	XXX
7. 2002	20,923	6,790	14,133	11,302	4,752	2,039	733	843	59	483	8,639	XXX
8. 2003	21,231	6,250	14,981	8,699	2,386	1,542	223	888	54	92	8,467	XXX
9. 2004	28,886	7,438	21,448	9,289	2,906	1,450	186	1,048	28	74	8,665	XXX
10. 2005	32,552	7,556	24,996	7,647	1,749	860	49	1,038	12	66	7,736	XXX
11. 2006	32,729	7,237	25,492	4,242	1,123	521	10	804	1	26	4,434	XXX
12. Totals	XXX	XXX	XXX	112,356	52,406	21,011	8,177	9,862	851	1,492	81,796	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22			
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	565	378	234	81	44	11	57	19	22	0	29	434	XXX
2. 1997	104	54	107	82	20	12	37	31	9	4	15	94	XXX
3. 1998	685	483	372	309	67	52	122	107	37	15	9	315	XXX
4. 1999	864	692	480	427	72	92	136	119	51	11	11	262	XXX
5. 2000	1,723	1,420	675	541	122	77	139	102	90	1	14	607	XXX
6. 2001	1,773	1,406	846	705	135	118	181	132	103	1	18	675	XXX
7. 2002	1,093	648	897	595	106	45	205	128	77	(1)	12	964	XXX
8. 2003	1,554	459	1,480	604	151	26	338	126	101	0	20	2,407	XXX
9. 2004	3,033	1,214	2,948	1,325	289	53	796	369	180	0	49	4,285	XXX
10. 2005	4,221	920	5,162	1,713	371	48	1,390	489	294	0	73	8,268	XXX
11. 2006	3,937	767	8,456	2,238	284	30	2,186	614	509	0	110	11,722	XXX
12. Totals	19,551	8,440	21,656	8,621	1,662	564	5,588	2,237	1,472	33	360	30,034	XXX

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	340	94
2. 1997	9,727	4,499	5,229	66.6	69.1	64.6			10.00	75	19
3. 1998	16,119	8,743	7,376	87.3	103.3	73.8			10.00	264	51
4. 1999	21,513	11,762	9,751	100.0	116.7	85.2			10.00	225	37
5. 2000	27,723	16,291	11,432	101.2	115.3	86.1			10.00	436	171
6. 2001	24,706	12,819	11,887	84.0	91.8	76.9			10.00	508	167
7. 2002	16,562	6,960	9,602	79.2	102.5	67.9			10.00	748	216
8. 2003	14,753	3,879	10,874	69.5	62.1	72.6			10.00	1,970	437
9. 2004	19,032	6,082	12,950	65.9	81.8	60.4			10.00	3,442	844
10. 2005	20,983	4,978	16,004	64.5	65.9	64.0			10.00	6,750	1,518
11. 2006	20,939	4,783	16,156	64.0	66.1	63.4			10.00	9,388	2,334
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	24,145	5,889

Note: Parts 2 and 4 are gross of all discounting, including tabular discounting. Part 1 is gross of only nontabular discounting, which is reported in Columns 32 and 33 of Part 1. The tabular discount, if any, is reported in the Notes to Financial Statements which will reconcile Part 1 with Parts 2 and 4.

SCHEDULE P - PART 2 - SUMMARY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	DEVELOPMENT 11 One Year	12 Two Year
1. Prior	3,720	3,662	5,460	5,398	5,381	5,498	5,738	5,832	5,861	5,925	64	94
2. 1997	4,052	4,646	4,669	4,648	4,660	4,617	4,610	4,648	4,659	4,674	15	26
3. 1998	XXX	5,347	6,009	6,863	6,247	6,367	6,367	6,461	6,542	6,598	55	137
4. 1999	XXX	XXX	6,882	7,783	8,023	8,602	8,799	8,687	8,682	8,698	16	11
5. 2000	XXX	XXX	XXX	9,208	10,332	9,777	9,636	9,568	9,962	10,114	152	546
6. 2001	XXX	XXX	XXX	XXX	10,198	10,646	10,917	11,097	10,893	10,799	(94)	(298)
7. 2002	XXX	XXX	XXX	XXX	XXX	8,798	8,601	8,673	8,808	8,741	(66)	69
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	9,318	9,443	9,840	9,939	98	496
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,852	12,370	11,751	(620)	(1,101)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,568	14,685	116	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,844	XXX	XXX
										12. Totals	(261)	(21)

SCHEDULE P - PART 3 - SUMMARY

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000	1,711	2,576	4,122	4,533	4,698	5,011	5,176	5,388	5,513	XXX	XXX
2. 1997	1,136	2,563	3,487	3,908	4,201	4,324	4,435	4,479	4,537	4,585	XXX	XXX
3. 1998	XXX	1,392	3,111	4,464	5,166	5,655	5,946	6,066	6,232	6,304	XXX	XXX
4. 1999	XXX	XXX	1,620	3,940	5,687	7,166	7,952	8,212	8,417	8,476	XXX	XXX
5. 2000	XXX	XXX	XXX	2,299	5,303	6,963	8,246	8,887	9,254	9,595	XXX	XXX
6. 2001	XXX	XXX	XXX	XXX	2,605	5,852	8,040	9,222	9,874	10,225	XXX	XXX
7. 2002	XXX	XXX	XXX	XXX	XXX	2,359	4,726	6,373	7,379	7,855	XXX	XXX
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	2,386	4,897	6,558	7,633	XXX	XXX
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,888	5,803	7,646	XXX	XXX
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,245	6,710	XXX	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,631	XXX	XXX

SCHEDULE P - PART 4 - SUMMARY

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	1,269	395	650	349	261	208	265	223	191	191
2. 1997	1,960	961	521	399	177	111	66	71	41	31
3. 1998	XXX	2,530	1,350	1,424	350	261	135	120	89	76
4. 1999	XXX	XXX	3,423	1,891	847	430	348	209	96	70
5. 2000	XXX	XXX	XXX	4,556	2,250	857	213	59	201	171
6. 2001	XXX	XXX	XXX	XXX	4,587	1,990	979	814	287	190
7. 2002	XXX	XXX	XXX	XXX	XXX	4,168	1,708	925	589	380
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	4,427	2,301	1,494	1,087
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,859	3,656	2,050
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,442	4,350
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,790

Sch. P-Pt. 1A
NONE

Sch. P-Pt. 1B
NONE

SCHEDULE P - PART 1C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1997	246	8	238	135	0	21		7			163	155
3. 1998	1,265	748	517	1,659	1,351	338	327	87	19	1	387	394
4. 1999	2,287	1,432	855	2,355	1,708	400	291	137	45	2	847	531
5. 2000	4,263	3,290	973	4,603	3,490	715	573	213	77	5	1,391	839
6. 2001	4,057	1,304	2,753	3,658	1,551	540	236	153	48	65	2,516	459
7. 2002	2,074	319	1,755	1,344	338	141	45	96	57	20	1,141	111
8. 2003	1,679	385	1,294	657	117	165	46	93	3	0	749	94
9. 2004	3,820	893	2,928	1,447	434	186	55	115	1	1	1,258	191
10. 2005	5,660	1,123	4,537	1,170	137	71	8	126		1	1,222	243
11. 2006	5,814	880	4,934	426	0	10		114		1	550	218
12. Totals	XXX	XXX	XXX	17,453	9,126	2,587	1,580	1,140	250	96	10,225	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	0
2. 1997												0	
3. 1998	14	14	18	18	2	2	4	4	1	1	0	0	1
4. 1999	9	7	0		1	1	0		0	0	0	2	1
5. 2000	24	16	36	25	16	11	7	5	3	1	0	29	1
6. 2001	135	67	68	78	10	4	14	16	7	1	1	69	3
7. 2002	69	9	25	6	7	1	5	1	3		1	93	2
8. 2003	159	75	50	30	15		10	6	8		1	129	2
9. 2004	421	171	237	160	41	7	47	32	13		4	391	6
10. 2005	1,123	240	989	530	60	2	197	106	40		12	1,532	18
11. 2006	741	64	1,890	525	28	1	377	105	90		16	2,431	78
12. Totals	2,695	661	3,313	1,373	181	28	661	274	165	3	36	4,677	112

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1997	164	0	163	66.5	2.5	68.6			10.00	0	0
3. 1998	2,122	1,735	387	167.8	231.9	75.0			10.00	0	0
4. 1999	2,902	2,053	850	126.9	143.3	99.4			10.00	2	0
5. 2000	5,617	4,198	1,419	131.8	127.6	145.9			10.00	19	9
6. 2001	4,585	2,000	2,585	113.0	153.4	93.9			10.00	58	11
7. 2002	1,690	456	1,234	81.5	143.0	70.3			10.00	80	12
8. 2003	1,155	276	879	68.8	71.8	67.9			10.00	103	26
9. 2004	2,508	859	1,649	65.7	96.2	56.3			10.00	328	63
10. 2005	3,777	1,023	2,754	66.7	91.1	60.7			10.00	1,342	190
11. 2006	3,676	695	2,981	63.2	78.9	60.4			10.00	2,042	390
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	3,975	702

SCHEDULE P - PART 1D - WORKERS' COMPENSATION

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	103	37	10	6	1			71	XXX
2. 1997	6,961	2,589	4,372	2,974	925	396	79	355	10	15	2,710	854
3. 1998	8,667	3,124	5,542	4,627	1,596	648	192	466	21	9	3,933	1,145
4. 1999	9,392	3,519	5,873	6,165	2,584	844	356	571	36	17	4,604	1,207
5. 2000	12,179	4,905	7,274	9,219	5,306	1,156	548	799	96	49	5,225	1,531
6. 2001	14,007	7,791	6,215	7,328	4,597	868	479	684	187	75	3,617	1,721
7. 2002	10,820	3,072	7,748	5,227	1,635	738	125	442	(41)	24	4,688	868
8. 2003	12,313	3,403	8,911	5,276	1,335	826	66	500	0	34	5,200	808
9. 2004	14,341	2,817	11,525	4,349	591	781	39	577		18	5,077	809
10. 2005	13,788	1,846	11,942	3,261	268	565	11	477		5	4,024	696
11. 2006	12,293	1,485	10,809	1,302	128	442	4	397		1	2,008	616
12. Totals	XXX	XXX	XXX	49,831	19,001	7,273	1,904	5,269	310	246	41,157	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior	555	378	171	62	13	11	31	11	18		4	326	3
2. 1997	73	32	35	14	5	1	6	3	4		1	73	1
3. 1998	558	377	136	84	23	11	24	15	20		4	274	4
4. 1999	687	572	279	252	32	29	50	45	33		5	184	7
5. 2000	1,627	1,396	567	489	69	65	100	87	80		12	405	14
6. 2001	1,239	1,126	652	562	66	58	117	101	76		10	304	18
7. 2002	906	604	685	483	56	30	123	86	61		9	627	12
8. 2003	1,106	304	1,129	452	72	15	202	81	71		12	1,728	20
9. 2004	1,611	648	1,621	629	121	24	290	112	112		17	2,344	34
10. 2005	2,115	418	2,331	441	164	22	417	79	161		24	4,228	57
11. 2006	2,027	203	3,524	613	146	12	630	110	261		30	5,651	244
12. Totals	12,504	6,057	11,130	4,081	769	278	1,989	730	896	0	126	16,143	414

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	286	40
2. 1997	3,848	1,065	2,783	55.3	41.1	63.7			10.00	62	11
3. 1998	6,501	2,295	4,207	75.0	73.5	75.9			10.00	233	42
4. 1999	8,661	3,873	4,788	92.2	110.1	81.5			10.00	142	41
5. 2000	13,616	7,986	5,630	111.8	162.8	77.4			10.00	309	96
6. 2001	11,031	7,110	3,921	78.8	91.3	63.1			10.00	203	100
7. 2002	8,238	2,922	5,316	76.1	95.1	68.6			10.00	504	123
8. 2003	9,181	2,253	6,928	74.6	66.2	77.7			10.00	1,479	249
9. 2004	9,463	2,042	7,421	66.0	72.5	64.4			10.00	1,956	388
10. 2005	9,491	1,240	8,252	68.8	67.2	69.1			10.00	3,587	641
11. 2006	8,729	1,070	7,659	71.0	72.1	70.9			10.00	4,735	916
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	13,496	2,646

SCHEDULE P - PART 1E - COMMERCIAL MULTIPLE PERIL

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	6		47	0	8		0	61	XXX
2. 1997	1,779	654	1,125	1,057	510	341	140	94	4	14	838	244
3. 1998	2,738	1,648	1,090	2,074	1,349	681	519	128	18	14	996	360
4. 1999	3,473	1,913	1,560	3,556	2,358	838	510	196	21	49	1,702	490
5. 2000	4,002	2,146	1,856	2,886	1,644	642	355	213	37	87	1,704	542
6. 2001	4,276	1,575	2,700	3,323	1,340	573	74	208	21	51	2,670	466
7. 2002	3,467	1,121	2,346	2,121	942	333	83	164	14	26	1,579	271
8. 2003	3,773	1,166	2,607	1,341	162	264	35	149	12	37	1,545	213
9. 2004	6,485	2,114	4,371	2,013	924	261	55	213	3	24	1,505	238
10. 2005	7,951	2,468	5,483	2,022	778	124	20	228	(0)	14	1,576	209
11. 2006	9,133	2,819	6,314	1,534	529	50	5	165	(0)	7	1,215	174
12. Totals	XXX	XXX	XXX	21,932	10,536	4,153	1,794	1,766	131	320	15,390	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22			
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	7		35	0	28	0	15	0	3		1	87	7
2. 1997	19	17	55	53	11	10	24	23	4	4	1	5	2
3. 1998	64	62	205	198	41	39	88	86	14	14	4	13	3
4. 1999	77	53	174	161	34	30	75	69	13	11	4	49	5
5. 2000	27	1	11	8	11	1	5	3	2	0	1	43	2
6. 2001	204	81	47	26	39	39	16	9	11		4	162	4
7. 2002	65	10	88	41	16	2	34	16	7		3	141	3
8. 2003	200	54	167	20	28	2	65	6	13		6	391	6
9. 2004	791	321	786	334	68	13	314	131	32	0	26	1,193	24
10. 2005	795	231	1,216	438	83	13	478	176	53	0	33	1,766	31
11. 2006	977	486	1,880	617	49	13	682	223	85	0	47	2,333	51
12. Totals	3,225	1,315	4,663	1,898	408	161	1,796	741	236	30	129	6,182	136

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	41	46
2. 1997	1,604	761	843	90.2	116.3	75.0			10.00	4	1
3. 1998	3,294	2,285	1,009	120.3	138.7	92.6			10.00	8	5
4. 1999	4,963	3,213	1,750	142.9	167.9	112.2			10.00	37	12
5. 2000	3,796	2,049	1,747	94.8	95.5	94.1			10.00	30	13
6. 2001	4,420	1,589	2,831	103.4	100.9	104.8			10.00	144	18
7. 2002	2,827	1,108	1,720	81.5	98.8	73.3			10.00	102	39
8. 2003	2,227	291	1,936	59.0	25.0	74.2			10.00	292	98
9. 2004	4,479	1,781	2,698	69.1	84.2	61.7			10.00	922	271
10. 2005	4,998	1,656	3,342	62.9	67.1	61.0			10.00	1,341	425
11. 2006	5,421	1,873	3,548	59.4	66.4	56.2			10.00	1,754	579
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	4,675	1,506

SCHEDULE P - PART 1F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments – Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX		1	0	0	0			(0)	XXX
2. 1997	69	32	37	6	6	14	10	2			4	2
3. 1998	65	33	32	4	2	10	9	1			5	3
4. 1999	85	41	44	41	6	10	2	3			46	3
5. 2000	103	34	68	59	40	27	14	3			35	3
6. 2001	118	30	88	9	13	13	6	2			5	3
7. 2002	114	16	99	27	4	24	6	3			45	2
8. 2003	152	13	139	27	0	6	1	3			36	3
9. 2004	172	12	159	9		7	1	2			18	2
10. 2005	198	11	187			1	1	2			2	0
11. 2006	189	1	189					0			0	0
12. Totals	XXX	XXX	XXX	183	71	112	49	22	0	0	196	XXX

	Losses Unpaid – Case Basis: 13 Direct and Assumed	Case Basis: 14 Ceded	Bulk + IBNR: 15 Direct and Assumed	Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid – Case Basis: 17 Direct and Assumed	Case Basis: 18 Ceded	Bulk + IBNR: 19 Direct and Assumed	Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior			4				2		0			7	
2. 1997	7		2		3		1		1			14	0
3. 1998			0				0		0			1	
4. 1999			1				1		0			2	
5. 2000	6		6	0	4		4	0	1			21	0
6. 2001			6	1			3	0	1			9	
7. 2002	3		10	1	4	1	6	1	1			21	0
8. 2003	19	3	15	1	6	2	9	1	3			45	1
9. 2004	9	4	38	4	7	3	22	2	5			67	1
10. 2005	21	10	54	3	4	2	31	2	8			100	0
11. 2006			70	0			40	0	10			119	
12. Totals	63	17	208	9	28	7	118	6	28	0	0	406	2

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	4	3
2. 1997	35	16	19	50.8	50.9	50.6			10.00	9	5
3. 1998	16	11	6	25.1	31.9	18.0			10.00	0	0
4. 1999	56	8	48	65.8	18.4	109.8			10.00	1	1
5. 2000	111	54	57	108.0	158.1	83.0			10.00	12	9
6. 2001	34	20	14	28.9	65.5	16.3			10.00	6	4
7. 2002	78	13	66	68.5	80.5	66.6			10.00	11	9
8. 2003	87	6	81	57.5	49.2	58.3			10.00	31	15
9. 2004	98	14	84	57.2	109.7	53.1			10.00	39	28
10. 2005	120	17	103	60.4	154.4	54.8			10.00	62	39
11. 2006	120	1	119	63.2	58.8	63.2			10.00	70	49
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	245	161

SCHEDULE P - PART 1F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1997	233	118	115	81	22	52	19	8			101	8
3. 1998	261	135	126	141	72	65	26	9			118	9
4. 1999	301	145	156	178	72	112	50	13			181	11
5. 2000	362	114	248	295	160	128	34	16			246	11
6. 2001	495	108	387	348	186	176	29	21			330	11
7. 2002	620	123	497	207	25	192	19	23			378	14
8. 2003	766	146	620	437	161	220	35	35			496	16
9. 2004	881	174	707	73	7	118	14	26			196	13
10. 2005	1,013	110	903	31	3	40	5	26			88	7
11. 2006	948	87	861			5	1	20			25	6
12. Totals	XXX	XXX	XXX	1,789	707	1,108	231	197	0	0	2,157	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1997												0	
3. 1998												0	
4. 1999	1		1	1	2		1	0	0			4	0
5. 2000			0	0			0	0	0			(0)	
6. 2001			0	0			0	0	0			0	
7. 2002	5		8	1	3		4	1	1			20	0
8. 2003	28		20	10	18	1	11	6	4			64	1
9. 2004	109	10	80	56	25	2	45	32	10			169	2
10. 2005	131	12	210	30	35	6	120	18	20			452	2
11. 2006	75	11	319	33	43	3	182	20	33			584	4
12. Totals	349	33	637	131	126	12	363	76	68	0	0	1,293	9

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1997	141	40	101	60.4	34.0	87.6			10.00	0	0
3. 1998	216	98	118	82.7	72.7	93.3			10.00	0	0
4. 1999	308	123	185	102.4	84.9	118.7			10.00	1	2
5. 2000	439	194	246	121.3	169.9	99.0			10.00	(0)	(0)
6. 2001	545	215	330	110.1	198.7	85.3			10.00	0	0
7. 2002	443	46	397	71.5	37.5	79.9			10.00	11	8
8. 2003	772	211	560	100.8	144.7	90.4			10.00	37	27
9. 2004	486	121	365	55.1	69.5	51.6			10.00	123	46
10. 2005	613	73	540	60.5	66.6	59.8			10.00	300	152
11. 2006	677	68	609	71.4	78.5	70.7			10.00	349	235
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	823	470

SCHEDULE P - PART 1G - SPECIAL LIABILITY
(OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1997			0								0	XXX
3. 1998			0								0	XXX
4. 1999			0								0	XXX
5. 2000			0								0	XXX
6. 2001			0								0	XXX
7. 2002			0								0	XXX
8. 2003			0								0	XXX
9. 2004			0								0	XXX
10. 2005			0								0	XXX
11. 2006			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 1997												0	
3. 1998												0	
4. 1999												0	
5. 2000												0	
6. 2001												0	
7. 2002												0	
8. 2003												0	
9. 2004												0	
10. 2005												0	
11. 2006												0	
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

NONE

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1997	0	0	0	0.0	0.0	0.0				0	0
3. 1998	0	0	0	0.0	0.0	0.0				0	0
4. 1999	0	0	0	0.0	0.0	0.0				0	0
5. 2000	0	0	0	0.0	0.0	0.0				0	0
6. 2001	0	0	0	0.0	0.0	0.0				0	0
7. 2002	0	0	0	0.0	0.0	0.0				0	0
8. 2003	0	0	0	0.0	0.0	0.0				0	0
9. 2004	0	0	0	0.0	0.0	0.0				0	0
10. 2005	0	0	0	0.0	0.0	0.0				0	0
11. 2006	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX					1			1	XXX
2. 1997	668	173	496	276	114	105	16	28			280	40
3. 1998	1,167	132	1,036	435	110	246	46	44			569	60
4. 1999	1,485	542	943	918	416	478	70	83		4	993	82
5. 2000	1,624	769	855	616	152	375	65	60			834	69
6. 2001	1,461	537	924	504	298	225	36	60		37	455	54
7. 2002	836	473	364	60	9	44	11	28			112	25
8. 2003	807	432	375	96	49	18	10	24	(7)		85	17
9. 2004	1,017	511	506	565	513	25	4	34	7	0	100	42
10. 2005	1,211	733	477	30	20	6	1	41		0	57	18
11. 2006	1,301	622	678	5	1	1	0	15			20	15
12. Totals	XXX	XXX	XXX	3,505	1,681	1,523	259	417	0	41	3,504	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior	3		13	11	3		5	5	0		0	9	1
2. 1997			5	4			2	2	0		0	1	
3. 1998	45	26	7	5	1	1	3	1	2		1	24	0
4. 1999	83	53	22	12	2	32	10	3	4		1	22	0
5. 2000	19	0	47	16	20	0	20	5	3		1	88	1
6. 2001	173	120	49	24	15	16	21	1	6		3	101	1
7. 2002	12	6	50	39	1	1	22	15	1		1	26	1
8. 2003	12	4	86	79	5	2	37	24	2		1	33	1
9. 2004	50	23	155	122	10	2	67	53	5		2	88	4
10. 2005	17	7	290	225	6	2	125	97	7		4	114	3
11. 2006	18	3	449	288	3	1	194	124	15		6	264	6
12. Totals	432	242	1,172	825	68	57	506	330	46	0	19	771	17

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	5	4
2. 1997	416	136	281	62.3	78.5	56.7			10.00	1	0
3. 1998	783	190	593	67.1	144.6	57.3			10.00	20	4
4. 1999	1,600	585	1,015	107.7	107.8	107.6			10.00	41	(19)
5. 2000	1,159	238	921	71.3	30.9	107.8			10.00	50	38
6. 2001	1,052	496	556	72.0	92.4	60.2			10.00	77	24
7. 2002	219	81	138	26.2	17.1	38.0			10.00	17	9
8. 2003	280	162	118	34.7	37.4	31.5			10.00	15	18
9. 2004	912	724	188	89.7	141.6	37.2			10.00	60	28
10. 2005	523	352	171	43.2	48.0	35.8			10.00	74	39
11. 2006	700	416	284	53.8	66.9	41.8			10.00	178	87
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	538	233

SCHEDULE P - PART 1H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported- Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	6		(0)		0			6	XXX
2. 1997	1,196	186	1,011	338	60	315	70	32	5		551	37
3. 1998	1,267	193	1,074	588	188	354	70	44	2		726	38
4. 1999	1,445	228	1,217	394	108	323	62	43	1		590	47
5. 2000	1,555	361	1,194	535	252	404	110	74	13	1	639	52
6. 2001	1,674	499	1,175	740	314	497	186	96	33		799	57
7. 2002	796	282	514	293	169	197	111	65	29	10	245	38
8. 2003	70	4	66	3	3	8	4	56	46		14	5
9. 2004	290	155	135	14		39		41	17		77	17
10. 2005	391	62	330	20		30		45	12		84	25
11. 2006	422	57	365	22		2		17	1		39	19
12. Totals	XXX	XXX	XXX	2,951	1,093	2,168	612	514	159	11	3,770	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding- Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded			
1. Prior												0	
2. 1997					2	1			0			1	0
3. 1998	1		2	1			1	0	0			3	0
4. 1999												0	
5. 2000	10		6	2	2		3	1	1		0	18	0
6. 2001	10		21	11	5	1	9	5	2	0	0	30	1
7. 2002	13		17	10	8		7	4	2		0	35	1
8. 2003												0	
9. 2004	0		20	12	12		9	5	2		0	25	1
10. 2005	13		40	19	6		17	8	3		0	53	2
11. 2006	9		80	22	7		35	10	6		0	105	5
12. Totals	56	0	187	76	42	2	81	33	16	0	1	270	10

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1997	687	135	551	57.4	72.9	54.5			10.00	0	1
3. 1998	991	261	729	78.2	135.3	67.9			10.00	2	1
4. 1999	760	170	590	52.6	74.4	48.5			10.00	0	0
5. 2000	1,035	377	657	66.6	104.7	55.0			10.00	14	5
6. 2001	1,379	549	830	82.3	110.0	70.6			10.00	20	11
7. 2002	603	323	280	75.8	114.4	54.6			10.00	21	14
8. 2003	67	53	14	95.6	1,259.5	21.3			10.00	0	0
9. 2004	137	35	102	47.2	22.5	75.8			10.00	8	17
10. 2005	174	38	136	44.6	62.2	41.3			10.00	34	19
11. 2006	177	33	144	41.9	57.4	39.4			10.00	67	38
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	166	104

SCHEDULE P - PART 1I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	18	10	12	9	0		1	12	XXX
2. 2005	1,313	1,087	226	624	538	1	1	10			97	XXX
3. 2006	1,381	1,162	219	529	463	3		14			81	XXX
4. Totals	XXX	XXX	XXX	1,171	1,011	16	10	24	0	1	190	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded			
1. Prior	67	49	11	9	10	7	1	1	2		0	26	3
2. 2005	1	0	28	25	0	0	3	3	1		0	5	1
3. 2006	4	0	137	115	1		15	13	4		0	33	1
4. Totals	72	49	175	149	11	7	19	16	7	0	1	63	5

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	20	5
2. 2005	668	566	102	50.9	52.1	45.1			10.00	3	1
3. 2006	705	591	114	51.1	50.8	52.2			10.00	26	7
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	49	14

SCHEDULE P - PART 1J - AUTO PHYSICAL DAMAGE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments				
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX	0		3		4		6	7	XXX
2. 2005	934	72	863	484		16		81		45	583	91
3. 2006	1,089	76	1,013	420		9		62		17	491	84
4. Totals	XXX	XXX	XXX	905	0	30	0	146	0	68	1,081	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR						
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	21 Direct and Assumed	22 Ceded	Salvage and Subrogation Anticipated	Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior					2	0			0			1	5
2. 2005	3				9				0		0	13	6
3. 2006	76		48		4		6		4		12	138	21
4. Totals	79	0	48	0	16	0	6	0	4	0	13	152	32

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	1
2. 2005	596	0	596	63.8	0.0	69.1			10.00	3	10
3. 2006	629	0	629	57.8	0.0	62.1			10.00	124	14
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	127	26

SCHEDULE P - PART 1K - FIDELITY/SURETY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX	(5)	(2)	66	65			417	(2)	XXX
2. 2005	14	14	1	5	5	3	3			0	0	XXX
3. 2006	8	7	1								0	XXX
4. Totals	XXX	XXX	XXX	0	3	69	68	0	0	417	(2)	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total	
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated	Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
1. Prior	65	65	58	54	10	10	21	19	2	(0)	37	7	
2. 2005	1	1	1	1			0	0	0	0		0	
3. 2006			3	3			1	1	0			0	
4. Totals	66	66	62	58	10	10	22	21	2	(0)	37	7	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	4	3
2. 2005	10	10	0	73.5	76.0	7.4			10.00	0	0
3. 2006	5	4	0	60.8	59.9	71.5			10.00	0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	4	4

Sch. P-Pt. 1L
NONE

Sch. P-Pt. 1M
NONE

Sch. P-Pt. 1N
NONE

SCHEDULE P - PART 1O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments: 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1997			0								0	XXX
3. 1998			0								0	XXX
4. 1999			0								0	XXX
5. 2000			0								0	XXX
6. 2001			0								0	XXX
7. 2002	0		0								0	XXX
8. 2003		(332)	332								0	XXX
9. 2004		(266)	266								0	XXX
10. 2005			0								0	XXX
11. 2006			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid: Case Basis: 13 Direct and Assumed	14 Ceded	Bulk + IBNR: 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis: 17 Direct and Assumed	18 Ceded	Bulk + IBNR: 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 1997												0	XXX
3. 1998												0	XXX
4. 1999												0	XXX
5. 2000												0	XXX
6. 2001												0	XXX
7. 2002												0	XXX
8. 2003												0	XXX
9. 2004												0	XXX
10. 2005												0	XXX
11. 2006												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1997	0	0	0	0.0	0.0	0.0			10.00	0	0
3. 1998	0	0	0	0.0	0.0	0.0			10.00	0	0
4. 1999	0	0	0	0.0	0.0	0.0			10.00	0	0
5. 2000	0	0	0	0.0	0.0	0.0			10.00	0	0
6. 2001	0	0	0	0.0	0.0	0.0			10.00	0	0
7. 2002	0	0	0	0.0	0.0	0.0			10.00	0	0
8. 2003	0	0	0	0.0	0.0	0.0			10.00	0	0
9. 2004	0	0	0	0.0	0.0	0.0			10.00	0	0
10. 2005	0	0	0	0.0	0.0	0.0			10.00	0	0
11. 2006	0	0	0	0.0	0.0	0.0			10.00	0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES ($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned: 1 Direct and Assumed	Premiums Earned: 2 Ceded	Premiums Earned: 3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments — Loss Payments: 4 Direct and Assumed	Loss Payments: 5 Ceded	Defense and Cost Containment Payments: 6 Direct and Assumed	Defense and Cost Containment Payments: 7 Ceded	Adjusting and Other Payments: 8 Direct and Assumed	Adjusting and Other Payments: 9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 1997			0								0	XXX
3. 1998			0								0	XXX
4. 1999			0								0	XXX
5. 2000			0								0	XXX
6. 2001			0								0	XXX
7. 2002			0								0	XXX
8. 2003			0								0	XXX
9. 2004			0								0	XXX
10. 2005			0								0	XXX
11. 2006			0								0	XXX
12. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

NONE

	Losses Unpaid — Case Basis: 13 Direct and Assumed	Case Basis: 14 Ceded	Bulk + IBNR: 15 Direct and Assumed	Bulk + IBNR: 16 Ceded	Defense and Cost Containment Unpaid — Case Basis: 17 Direct and Assumed	Case Basis: 18 Ceded	Bulk + IBNR: 19 Direct and Assumed	Bulk + IBNR: 20 Ceded	Adjusting and Other Unpaid: 21 Direct and Assumed	Adjusting and Other Unpaid: 22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	XXX
2. 1997												0	XXX
3. 1998												0	XXX
4. 1999												0	XXX
5. 2000												0	XXX
6. 2001												0	XXX
7. 2002												0	XXX
8. 2003												0	XXX
9. 2004												0	XXX
10. 2005												0	XXX
11. 2006												0	XXX
12. Totals	0	0	0	0	0	0	0	0	0	0	0	0	XXX

	Total Losses and Loss Expenses Incurred: 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned): 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount: 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount: 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1997	0	0	0	0.0	0.0	0.0				0	0
3. 1998	0	0	0	0.0	0.0	0.0				0	0
4. 1999	0	0	0	0.0	0.0	0.0				0	0
5. 2000	0	0	0	0.0	0.0	0.0				0	0
6. 2001	0	0	0	0.0	0.0	0.0				0	0
7. 2002	0	0	0	0.0	0.0	0.0				0	0
8. 2003	0	0	0	0.0	0.0	0.0				0	0
9. 2004	0	0	0	0.0	0.0	0.0				0	0
10. 2005	0	0	0	0.0	0.0	0.0				0	0
11. 2006	0	0	0	0.0	0.0	0.0				0	0
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 1R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
	1	2	3	Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	Direct and Assumed	Ceded	Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1997	81	41	40	1		23	19	1			5	1
3. 1998	91	47	44	1	1	2	1	1			3	0
4. 1999	71	26	45					1			1	0
5. 2000	46	11	35	70	40	7	6	1			32	1
6. 2001	42	18	24	6	1	5	1	1	0		10	1
7. 2002	24	8	16	0	0						0	0
8. 2003	29	6	23					1			1	0
9. 2004	27	5	22	0				1			1	0
10. 2005	45	11	34	1		1		2			3	1
11. 2006	97	24	73	4	2	0	0	2		0	5	2
12. Totals	XXX	XXX	XXX	83	44	38	27	10	0	0	59	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior			0	0			0	0	0			0	
2. 1997			0	0			0	0	0			0	
3. 1998			0	0			0	0	0			0	
4. 1999												0	
5. 2000			0	0			0	0	0			0	
6. 2001			0	0			0	0	0			0	
7. 2002			0	0			0	0	0			0	
8. 2003												0	
9. 2004			0	0			0	0	0			0	
10. 2005	2	1	4	2	2	0	2	1	0			7	0
11. 2006	10		32	11	2		14	5	3			44	1
12. Totals	11	1	37	13	4	0	16	6	3	0	0	52	1

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1997	24	19	5	29.8	47.7	11.9			10.00	0	0
3. 1998	4	2	3	4.6	3.6	5.7			10.00	0	0
4. 1999	1	0	1	1.0	0.0	1.6			10.00	0	0
5. 2000	78	46	32	168.9	406.3	90.9			10.00	0	0
6. 2001	12	2	10	28.3	9.1	42.1			10.00	0	0
7. 2002	0	0	0	1.4	2.7	0.7			10.00	0	0
8. 2003	1	0	1	2.8	0.0	3.5			10.00	0	0
9. 2004	1	0	1	4.3	0.5	5.2			10.00	0	0
10. 2005	13	3	10	29.3	27.4	29.9			10.00	4	3
11. 2006	66	17	49	68.2	71.4	67.1			10.00	30	14
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	34	17

SCHEDULE P - PART 1R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned			Loss and Loss Expense Payments								12
				Loss Payments		Defense and Cost Containment Payments		Adjusting and Other Payments		10	11	Number of Claims Reported-Direct and Assumed
	1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	4 Direct and Assumed	5 Ceded	6 Direct and Assumed	7 Ceded	8 Direct and Assumed	9 Ceded	Salvage and Subrogation Received	Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	
1. Prior	XXX	XXX	XXX								0	XXX
2. 1997	62	23	39	3	3	10	10	0			(0)	1
3. 1998	48	37	10	9		3	3	0			9	0
4. 1999	43	13	30	100	100	12	12	0			0	0
5. 2000	29	15	15								0	
6. 2001	20	13	7			3	3				0	0
7. 2002	(4)	(4)	(0)			0	0	0			0	
8. 2003	51	9	42								0	
9. 2004	52	(0)	52					0			0	
10. 2005	33	20	14								0	
11. 2006	53	16	37								0	
12. Totals	XXX	XXX	XXX	111	103	28	27	1	0	0	9	XXX

	Losses Unpaid				Defense and Cost Containment Unpaid				Adjusting and Other Unpaid		23	24	25
	Case Basis		Bulk + IBNR		Case Basis		Bulk + IBNR		21	22		Total Net Losses and Expenses Unpaid	Number of Claims Outstanding-Direct and Assumed
	13 Direct and Assumed	14 Ceded	15 Direct and Assumed	16 Ceded	17 Direct and Assumed	18 Ceded	19 Direct and Assumed	20 Ceded	Direct and Assumed	Ceded	Salvage and Subrogation Anticipated		
1. Prior												0	
2. 1997												0	
3. 1998												0	
4. 1999												0	
5. 2000												0	
6. 2001												0	
7. 2002												0	
8. 2003												0	
9. 2004												0	
10. 2005												0	
11. 2006			23	9			10	4				20	
12. Totals	0	0	23	9	0	0	10	4	0	0	0	20	0

	Total Losses and Loss Expenses Incurred			Loss and Loss Expense Percentage (Incurred/Premiums Earned)			Nontabular Discount		34	Net Balance Sheet Reserves after Discount	
	26 Direct and Assumed	27 Ceded	28 Net	29 Direct and Assumed	30 Ceded	31 Net	32 Loss	33 Loss Expense	Inter-Company Pooling Participation Percentage	35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 1997	13	13	(0)	20.4	55.6	(0.5)			10.00	0	0
3. 1998	12	3	9	24.2	7.0	87.3			10.00	0	0
4. 1999	112	112	0	259.9	879.5	1.0			10.00	0	0
5. 2000	0	0	0	0.0	0.0	0.0			10.00	0	0
6. 2001	3	3	0	16.4	25.4	0.0			10.00	0	0
7. 2002	0	0	0	(5.0)	(2.7)	(33.3)			10.00	0	0
8. 2003	0	0	0	0.0	0.0	0.0			10.00	0	0
9. 2004	0	0	0	0.2	0.0	0.2			10.00	0	0
10. 2005	0	0	0	0.0	0.0	0.0			10.00	0	0
11. 2006	33	14	20	62.8	85.4	53.1			10.00	14	6
12. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	14	6

SCHEDULE P - PART 1S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

($000 omitted)

Years in Which Premiums Were Earned and Losses Were Incurred	Premiums Earned 1 Direct and Assumed	2 Ceded	3 Net (Cols. 1 - 2)	Loss and Loss Expense Payments: Loss Payments 4 Direct and Assumed	5 Ceded	Defense and Cost Containment Payments 6 Direct and Assumed	7 Ceded	Adjusting and Other Payments 8 Direct and Assumed	9 Ceded	10 Salvage and Subrogation Received	11 Total Net Paid (Cols. 4 - 5 + 6 - 7 + 8 - 9)	12 Number of Claims Reported-Direct and Assumed
1. Prior	XXX	XXX	XXX								0	XXX
2. 2005			0								0	XXX
3. 2006			0								0	XXX
4. Totals	XXX	XXX	XXX	0	0	0	0	0	0	0	0	XXX

	Losses Unpaid: Case Basis 13 Direct and Assumed	14 Ceded	Bulk + IBNR 15 Direct and Assumed	16 Ceded	Defense and Cost Containment Unpaid: Case Basis 17 Direct and Assumed	18 Ceded	Bulk + IBNR 19 Direct and Assumed	20 Ceded	Adjusting and Other Unpaid 21 Direct and Assumed	22 Ceded	23 Salvage and Subrogation Anticipated	24 Total Net Losses and Expenses Unpaid	25 Number of Claims Outstanding-Direct and Assumed
1. Prior												0	
2. 2005												0	
3. 2006												0	
4. Totals	0	0	0	0	0	0	0	0	0	0	0	0	0

NONE

	Total Losses and Loss Expenses Incurred 26 Direct and Assumed	27 Ceded	28 Net	Loss and Loss Expense Percentage (Incurred/Premiums Earned) 29 Direct and Assumed	30 Ceded	31 Net	Nontabular Discount 32 Loss	33 Loss Expense	34 Inter-Company Pooling Participation Percentage	Net Balance Sheet Reserves after Discount 35 Losses Unpaid	36 Loss Expenses Unpaid
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX			XXX	0	0
2. 2005	0	0	0	0.0	0.0	0.0				0	0
3. 2006	0	0	0	0.0	0.0	0.0				0	0
4. Totals	XXX	XXX	XXX	XXX	XXX	XXX	0	0	XXX	0	0

SCHEDULE P - PART 2A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	Development 11 One Year	12 Two Year
1. Prior											0	0
2. 1997											0	0
3. 1998	XXX										0	0
4. 1999	XXX	XXX									0	0
5. 2000	XXX	XXX	XXX								0	0
6. 2001	XXX	XXX	XXX	XXX							0	0
7. 2002	XXX	XXX	XXX	XXX	XXX						0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

1. Prior											0	0
2. 1997											0	0
3. 1998	XXX										0	0
4. 1999	XXX	XXX									0	0
5. 2000	XXX	XXX	XXX								0	0
6. 2001	XXX	XXX	XXX	XXX							0	0
7. 2002	XXX	XXX	XXX	XXX	XXX						0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	141	156	196	198	211	224	227	227	228	228	0	0
2. 1997	154	155	163	161	158	156	156	156	156	156	0	0
3. 1998	XXX	298	337	345	322	327	322	321	320	320	(0)	(1)
4. 1999	XXX	XXX	669	668	723	786	767	748	759	758	(1)	9
5. 2000	XXX	XXX	XXX	1,026	989	1,276	1,229	1,279	1,263	1,282	18	2
6. 2001	XXX	XXX	XXX	XXX	1,975	2,150	2,405	2,441	2,500	2,473	(26)	32
7. 2002	XXX	XXX	XXX	XXX	XXX	1,054	1,032	1,161	1,192	1,193	0	32
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	801	767	765	781	16	14
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,732	1,675	1,522	(153)	(210)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,504	2,587	83	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,778	XXX	XXX
										12. Totals	(62)	(122)

SCHEDULE P - PART 2D - WORKERS' COMPENSATION

1. Prior	1,867	1,775	1,848	1,734	1,757	1,785	1,839	1,916	1,925	1,947	21	31
2. 1997	2,295	2,494	2,492	2,492	2,409	2,391	2,375	2,421	2,436	2,434	(2)	14
3. 1998	XXX	3,171	3,429	3,898	3,421	3,536	3,550	3,610	3,678	3,742	64	132
4. 1999	XXX	XXX	3,659	4,107	4,134	4,353	4,404	4,273	4,208	4,221	12	(52)
5. 2000	XXX	XXX	XXX	4,893	5,621	4,748	4,533	4,479	4,782	4,847	65	368
6. 2001	XXX	XXX	XXX	XXX	3,920	3,997	3,808	3,772	3,406	3,347	(59)	(425)
7. 2002	XXX	XXX	XXX	XXX	XXX	4,852	4,861	4,716	4,835	4,772	(64)	56
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	5,627	5,838	6,256	6,357	101	520
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,344	7,020	6,732	(288)	(612)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,581	7,613	33	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,001	XXX	XXX
										12. Totals	(115)	31

SCHEDULE P - PART 2E - COMMERCIAL MULTIPLE PERIL

1. Prior	804	804	862	891	988	1,050	1,183	1,214	1,225	1,267	43	53
2. 1997	635	695	744	759	775	777	762	752	751	753	3	2
3. 1998	XXX	731	849	958	927	916	899	905	899	899	1	(6)
4. 1999	XXX	XXX	944	1,203	1,311	1,425	1,533	1,565	1,570	1,573	3	8
5. 2000	XXX	XXX	XXX	1,410	1,503	1,508	1,576	1,506	1,579	1,570	(9)	64
6. 2001	XXX	XXX	XXX	XXX	2,114	2,162	2,421	2,542	2,631	2,633	2	92
7. 2002	XXX	XXX	XXX	XXX	XXX	1,528	1,543	1,598	1,553	1,563	10	(35)
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	1,675	1,774	1,788	1,786	(2)	12
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,423	2,412	2,456	44	33
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,793	3,062	269	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,299	XXX	XXX
										12. Totals	363	222

SCHEDULE P - PART 2F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	One Year	Two Year
1. Prior	85	73	81	93	81	63	66	65	62	67	5	2
2. 1997	27	15	8	8	4	4	4	4	4	16	12	12
3. 1998	XXX	20	15	20	8	4	5	4	4	5	0	1
4. 1999	XXX	XXX	46	50	28	43	52	45	45	45	(0)	(0)
5. 2000	XXX	XXX	XXX	50	39	37	58	39	36	52	16	14
6. 2001	XXX	XXX	XXX	XXX	49	29	33	26	14	12	(3)	(15)
7. 2002	XXX	XXX	XXX	XXX	XXX	54	55	65	65	61	(4)	(4)
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	68	79	89	76	(13)	(4)
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	89	89	78	(11)	(12)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	103	93	(10)	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	109	XXX	XXX
										12. Totals	(7)	(6)

SCHEDULE P - PART 2F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	50	85	74	74	74	74	74	74	74	74	0	0
2. 1997	55	58	86	85	91	93	92	93	93	93	0	0
3. 1998	XXX	48	74	100	104	98	109	109	109	109	0	0
4. 1999	XXX	XXX	69	142	140	166	175	169	173	172	(1)	3
5. 2000	XXX	XXX	XXX	200	182	193	221	220	230	229	(1)	9
6. 2001	XXX	XXX	XXX	XXX	308	379	360	325	311	308	(2)	(17)
7. 2002	XXX	XXX	XXX	XXX	XXX	312	373	382	385	373	(11)	(9)
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	441	517	541	522	(19)	5
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	508	488	329	(159)	(179)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	637	494	(144)	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	556	XXX	XXX
										12. Totals	(336)	(188)

SCHEDULE P - PART 2G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER & MACHINERY)

NONE

1. Prior											0	0
2. 1997											0	0
3. 1998	XXX										0	0
4. 1999	XXX	XXX									0	0
5. 2000	XXX	XXX	XXX								0	0
6. 2001	XXX	XXX	XXX	XXX							0	0
7. 2002	XXX	XXX	XXX	XXX	XXX						0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	371	394	407	377	415	415	423	416	413	420	7	4
2. 1997	204	240	268	269	249	253	254	249	250	253	3	3
3. 1998	XXX	400	460	669	552	545	529	528	553	547	(6)	19
4. 1999	XXX	XXX	489	590	688	797	847	879	924	928	3	48
5. 2000	XXX	XXX	XXX	481	726	733	731	734	775	858	83	124
6. 2001	XXX	XXX	XXX	XXX	395	377	382	436	481	491	10	55
7. 2002	XXX	XXX	XXX	XXX	XXX	237	115	105	118	109	(10)	4
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	325	133	87	85	(2)	(48)
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	229	195	156	(39)	(73)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	186	123	(63)	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	255	XXX	XXX
										12. Totals	(14)	137

SCHEDULE P - PART 2H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	502	553	490	483	463	453	453	456	471	466	(4)	10
2. 1997	321	487	506	473	486	492	521	528	524	524	(0)	(4)
3. 1998	XXX	405	580	612	627	652	658	695	691	687	(4)	(8)
4. 1999	XXX	XXX	587	575	529	560	560	547	548	548	(0)	0
5. 2000	XXX	XXX	XXX	656	655	661	647	643	619	595	(25)	(48)
6. 2001	XXX	XXX	XXX	XXX	656	743	747	786	780	765	(15)	(21)
7. 2002	XXX	XXX	XXX	XXX	XXX	212	198	225	230	242	12	17
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	8	11	4	4	0	(7)
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	92	86	77	(9)	(15)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	123	99	(24)	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	122	XXX	XXX
										12. Totals	(69)	(76)

SCHEDULE P - PART 2I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	One Year	Two Year
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	57	71	95	24	38
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	91	91	(1)	XXX
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	96	XXX	XXX
										4. Totals	23	38

SCHEDULE P - PART 2J - AUTO PHYSICAL DAMAGE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	82	70	64	(6)	(19)
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	525	515	(10)	XXX
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	564	XXX	XXX
										4. Totals	(17)	(19)

SCHEDULE P - PART 2K - FIDELITY/SURETY

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	59	51	43	(8)	(17)
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	(0)	XXX
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	XXX	XXX
										4. Totals	(8)	(17)

SCHEDULE P - PART 2L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

SCHEDULE P - PART 2M - INTERNATIONAL

NONE

	1	2	3	4	5	6	7	8	9	10	11	12
1. Prior											0	0
2. 1997											0	0
3. 1998	XXX										0	0
4. 1999	XXX	XXX									0	0
5. 2000	XXX	XXX	XXX								0	0
6. 2001	XXX	XXX	XXX	XXX							0	0
7. 2002	XXX	XXX	XXX	XXX	XXX						0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

SCHEDULE P - PART 2N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	One Year	Two Year
1. Prior											0	0
2. 1997											0	0
3. 1998	XXX										0	0
4. 1999	XXX	XXX									0	0
5. 2000	XXX	XXX	XXX								0	0
6. 2001	XXX	XXX	XXX	XXX							0	0
7. 2002	XXX	XXX	XXX	XXX	XXX						0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

1. Prior											0	0
2. 1997											0	0
3. 1998	XXX										0	0
4. 1999	XXX	XXX									0	0
5. 2000	XXX	XXX	XXX								0	0
6. 2001	XXX	XXX	XXX	XXX							0	0
7. 2002	XXX	XXX	XXX	XXX	XXX						0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

1. Prior											0	0
2. 1997											0	0
3. 1998	XXX										0	0
4. 1999	XXX	XXX									0	0
5. 2000	XXX	XXX	XXX								0	0
6. 2001	XXX	XXX	XXX	XXX							0	0
7. 2002	XXX	XXX	XXX	XXX	XXX						0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					0	0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										12. Totals	0	0

NONE

SCHEDULE P - PART 2R - SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Incurred Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										Development	
	1	2	3	4	5	6	7	8	9	10	11	12
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	One Year	Two Year
1. Prior	21	41	33	53	51	51	51	51	51	51	0	0
2. 1997	14	11	6	5	4	5	4	4	4	4	(0)	0
3. 1998	XXX	15	8	4	4	3	2	2	2	2	(0)	0
4. 1999	XXX	XXX	13	7	2	3	0				0	0
5. 2000	XXX	XXX	XXX	9	11	8	9	32	31	31	(0)	(1)
6. 2001	XXX	XXX	XXX	XXX	6	3	3	10	10	9	(0)	(0)
7. 2002	XXX	XXX	XXX	XXX	XXX	5	1	0	0	0	(0)	(0)
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	4	0	0		(0)	(0)
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7	1	0	(0)	(7)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17	8	(9)	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	44	XXX	XXX
										12. Totals	(10)	(8)

SCHEDULE P - PART 2R - SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	58	50	117	102	117	117	117	116	117	117	0	1
2. 1997	22	6	3	(0)	1		(1)	(1)	(1)	(1)	0	0
3. 1998	XXX	6	6	10	10	9	14	9	9	9	0	0
4. 1999	XXX	XXX	7	0	5	5					0	0
5. 2000	XXX	XXX	XXX	5	2	2	1				0	0
6. 2001	XXX	XXX	XXX	XXX	3	2	1				0	0
7. 2002	XXX	XXX	XXX	XXX	XXX	0	(0)				0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	0				0	0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14			0	(14)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7		(7)	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20	XXX	XXX
										12. Totals	(7)	(13)

SCHEDULE P - PART 2S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX				0	0
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	XXX
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX
										4. Totals	0	0

NONE

SCHEDULE P - PART 3A - HOMEOWNERS/FARMOWNERS

NONE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006		
1. Prior	000											
2. 1997												
3. 1998	XXX											
4. 1999	XXX	XXX										
5. 2000	XXX	XXX	XXX									
6. 2001	XXX	XXX	XXX	XXX								
7. 2002	XXX	XXX	XXX	XXX	XXX							
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

NONE

1. Prior	000											
2. 1997												
3. 1998	XXX											
4. 1999	XXX	XXX										
5. 2000	XXX	XXX	XXX									
6. 2001	XXX	XXX	XXX	XXX								
7. 2002	XXX	XXX	XXX	XXX	XXX							
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

1. Prior	000	91	133	175	187	212	227	227	228	228	310	206
2. 1997	21	81	156	156	156	156	156	156	156	156	86	69
3. 1998	XXX	62	297	307	319	320	320	320	320	320	220	173
4. 1999	XXX	XXX	(7)	264	477	637	727	737	755	756	253	277
5. 2000	XXX	XXX	XXX	230	388	849	1,030	1,216	1,240	1,255	412	426
6. 2001	XXX	XXX	XXX	XXX	336	1,070	1,816	2,139	2,331	2,411	237	219
7. 2002	XXX	XXX	XXX	XXX	XXX	272	512	864	1,073	1,103	65	44
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	112	310	533	659	79	14
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	253	662	1,144	167	18
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	439	1,096	201	24
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	437	118	22

SCHEDULE P - PART 3D - WORKERS' COMPENSATION

1. Prior	000	610	953	1,150	1,274	1,356	1,437	1,498	1,569	1,639	2,314	601
2. 1997	537	1,326	1,738	1,976	2,147	2,199	2,246	2,284	2,319	2,365	653	200
3. 1998	XXX	699	1,708	2,398	2,777	3,029	3,237	3,295	3,418	3,488	874	268
4. 1999	XXX	XXX	909	2,239	3,023	3,702	3,888	3,945	4,031	4,070	950	250
5. 2000	XXX	XXX	XXX	1,175	2,962	3,375	3,962	4,181	4,336	4,521	1,211	306
6. 2001	XXX	XXX	XXX	XXX	832	2,132	2,754	2,825	3,012	3,120	1,293	411
7. 2002	XXX	XXX	XXX	XXX	XXX	1,262	2,784	3,493	3,930	4,205	691	165
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	1,355	3,137	4,069	4,701	629	160
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,622	3,506	4,500	608	167
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,706	3,546	506	133
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,612	252	120

SCHEDULE P - PART 3E - COMMERCIAL MULTIPLE PERIL

1. Prior	000	293	525	671	789	822	942	1,038	1,131	1,184	910	644
2. 1997	257	431	584	666	700	724	746	748	748	748	144	98
3. 1998	XXX	340	480	720	808	861	883	890	885	887	203	153
4. 1999	XXX	XXX	360	613	923	1,170	1,452	1,493	1,520	1,526	305	180
5. 2000	XXX	XXX	XXX	444	903	1,150	1,324	1,381	1,462	1,529	365	176
6. 2001	XXX	XXX	XXX	XXX	814	1,403	1,755	2,186	2,377	2,482	325	137
7. 2002	XXX	XXX	XXX	XXX	XXX	493	840	1,145	1,333	1,429	188	81
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	642	963	1,219	1,408	138	69
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	640	1,049	1,295	134	81
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	601	1,348	114	64
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,050	80	43

SCHEDULE P - PART 3F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)										11	12
	1	2	3	4	5	6	7	8	9	10	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006		
1. Prior	000				75	61	61	61	61	60	4	12
2. 1997					2	4	4	4	4	3	0	2
3. 1998	XXX				4	3	4	4	4	4	0	3
4. 1999	XXX	XXX			16	37	42	43	43	43	0	2
5. 2000	XXX	XXX	XXX		1	4	19	31	32	32	1	2
6. 2001	XXX	XXX	XXX	XXX	0	0	2	8	9	3	0	2
7. 2002	XXX	XXX	XXX	XXX	XXX		1	5	30	42	1	1
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	0	8	11	33	1	2
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1	15	0	1
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0

SCHEDULE P - PART 3F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	000	59	74	74	74	74	74	74	74	74	3	10
2. 1997	1	26	75	84	84	84	92	93	93	93	1	7
3. 1998	XXX	1	28	79	89	91	109	109	109	109	2	7
4. 1999	XXX	XXX	6	48	108	151	167	167	168	168	3	8
5. 2000	XXX	XXX	XXX	5	56	152	200	214	229	229	3	8
6. 2001	XXX	XXX	XXX	XXX	9	99	241	312	308	308	3	9
7. 2002	XXX	XXX	XXX	XXX	XXX	7	92	242	337	355	3	11
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	21	127	371	461	3	12
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	27	102	170	2	10
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	62	0	5
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5		3

SCHEDULE P - PART 3G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

1. Prior	000										XXX	XXX
2. 1997											XXX	XXX
3. 1998	XXX										XXX	XXX
4. 1999	XXX	XXX									XXX	XXX
5. 2000	XXX	XXX	XXX								XXX	XXX
6. 2001	XXX	XXX	XXX	XXX							XXX	XXX
7. 2002	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	000	157	257	307	326	323	397	410	412	412	86	200
2. 1997	5	49	170	200	224	245	247	249	249	252	9	32
3. 1998	XXX	25	119	284	390	442	471	487	524	525	16	44
4. 1999	XXX	XXX	14	95	337	523	681	825	897	910	33	49
5. 2000	XXX	XXX	XXX	14	115	346	519	618	708	774	25	43
6. 2001	XXX	XXX	XXX	XXX	(12)	35	132	281	353	395	19	34
7. 2002	XXX	XXX	XXX	XXX	XXX	9	23	71	77	84	5	19
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	5	39	45	54	6	10
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	30	51	73	14	25
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7	16	4	11
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	2	7

SCHEDULE P - PART 3H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	000	273	398	428	448	449	450	455	461	466	32	176
2. 1997	40	242	370	425	442	467	498	501	523	523	8	29
3. 1998	XXX	59	233	422	497	625	634	673	684	684	8	30
4. 1999	XXX	XXX	42	246	366	492	540	547	548	548	9	37
5. 2000	XXX	XXX	XXX	71	332	477	557	584	572	577	13	38
6. 2001	XXX	XXX	XXX	XXX	98	398	582	703	716	737	16	40
7. 2002	XXX	XXX	XXX	XXX	XXX	(2)	76	143	171	210	10	27
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	(2)	4	4	4	0	5
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	18	41	53	1	16
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	21	50	5	18
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	23	7	7

SCHEDULE P - PART 3I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Containment Expenses Reported at Year End ($000 omitted)										11	12
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	Number of Claims Closed With Loss Payment	Number of Claims Closed Without Loss Payment
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	60	71	XXX	XXX
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	67	87	XXX	XXX
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	68	XXX	XXX

SCHEDULE P - PART 3J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	59	62	259	151
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	393	503	65	20
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	429	43	21

SCHEDULE P - PART 3K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000	40	38	XXX	XXX
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3M - INTERNATIONAL

NONE

1. Prior	000										XXX	XXX
2. 1997											XXX	XXX
3. 1998	XXX										XXX	XXX
4. 1999	XXX	XXX									XXX	XXX
5. 2000	XXX	XXX	XXX								XXX	XXX
6. 2001	XXX	XXX	XXX	XXX							XXX	XXX
7. 2002	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000										XXX	XXX
2. 1997											XXX	XXX
3. 1998	XXX										XXX	XXX
4. 1999	XXX	XXX									XXX	XXX
5. 2000	XXX	XXX	XXX								XXX	XXX
6. 2001	XXX	XXX	XXX	XXX							XXX	XXX
7. 2002	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

1. Prior	000										XXX	XXX
2. 1997											XXX	XXX
3. 1998	XXX										XXX	XXX
4. 1999	XXX	XXX									XXX	XXX
5. 2000	XXX	XXX	XXX								XXX	XXX
6. 2001	XXX	XXX	XXX	XXX							XXX	XXX
7. 2002	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

1. Prior	000										XXX	XXX
2. 1997											XXX	XXX
3. 1998	XXX										XXX	XXX
4. 1999	XXX	XXX									XXX	XXX
5. 2000	XXX	XXX	XXX								XXX	XXX
6. 2001	XXX	XXX	XXX	XXX							XXX	XXX
7. 2002	XXX	XXX	XXX	XXX	XXX						XXX	XXX
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX					XXX	XXX
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX				XXX	XXX
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

SCHEDULE P - PART 3R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Cumulative Paid Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Number of Claims Closed With Loss Payment	12 Number of Claims Closed Without Loss Payment
1. Prior	000	12	17	30	40	51	51	51	51	51	1	1
2. 1997			2	2	3	4	4	4	4	4	0	0
3. 1998	XXX			1	2	2	2	2	2	2	0	0
4. 1999	XXX	XXX										0
5. 2000	XXX	XXX	XXX		3	6	6	31	31	31	1	0
6. 2001	XXX	XXX	XXX	XXX	1	1	2	9	9	9	0	0
7. 2002	XXX	XXX	XXX	XXX	XXX	0	0	0	0	0	0	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX						0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0	0	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	1		0
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	1	0

SCHEDULE P - PART 3R-SECTION 2 - PRODUCTS LIABILITY- CLAIMS-MADE

1. Prior	000	10	90	94	112	115	117	116	117	117	3	4
2. 1997	0	(0)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	0	1
3. 1998	XXX			9	9	9	9	9	9	9		0
4. 1999	XXX	XXX									0	0
5. 2000	XXX	XXX	XXX									
6. 2001	XXX	XXX	XXX	XXX								0
7. 2002	XXX	XXX	XXX	XXX	XXX							
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX						
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX					
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX				
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			

SCHEDULE P - PART 3S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	000			XXX	XXX
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX			XXX	XXX
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		XXX	XXX

NONE

SCHEDULE P - PART 4A - HOMEOWNERS/FARMOWNERS

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior										
2. 1997										
3. 1998	XXX									
4. 1999	XXX	XXX								
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX						
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4B - PRIVATE PASSENGER AUTO LIABILITY/MEDICAL

	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
1. Prior										
2. 1997										
3. 1998	XXX									
4. 1999	XXX	XXX								
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX						
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

SCHEDULE P - PART 4C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
1. Prior	55	26	11	1	0	0	0			
2. 1997	79	40	2	4	2	0	(0)			
3. 1998	XXX	154	16	35	2	7	2	1		
4. 1999	XXX	XXX	404	147	69	43	1	6	0	1
5. 2000	XXX	XXX	XXX	530	156	157	61	19	5	14
6. 2001	XXX	XXX	XXX	XXX	796	176	88	63	24	(12)
7. 2002	XXX	XXX	XXX	XXX	XXX	395	100	78	37	23
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	380	189	71	23
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	911	405	93
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,206	550
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,636

SCHEDULE P - PART 4D - WORKERS' COMPENSATION

	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
1. Prior	806	434	365	185	182	136	133	124	131	128
2. 1997	1,166	571	327	285	112	107	54	69	40	25
3. 1998	XXX	1,526	825	922	186	172	103	98	71	61
4. 1999	XXX	XXX	1,735	1,030	476	250	254	154	46	33
5. 2000	XXX	XXX	XXX	2,450	1,262	357	(35)	(43)	120	90
6. 2001	XXX	XXX	XXX	XXX	2,012	1,057	565	537	111	106
7. 2002	XXX	XXX	XXX	XXX	XXX	2,387	972	485	357	239
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	2,599	1,188	1,016	798
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,861	1,915	1,170
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,702	2,228
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,431

SCHEDULE P - PART 4E - COMMERCIAL MULTIPLE PERIL

	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
1. Prior	388	208	112	73	60	61	112	80	46	49
2. 1997	268	133	63	43	25	10	7	0	(0)	2
3. 1998	XXX	249	172	109	69	34	12	10	9	9
4. 1999	XXX	XXX	396	260	119	46	38	28	26	18
5. 2000	XXX	XXX	XXX	647	274	109	91	13	21	5
6. 2001	XXX	XXX	XXX	XXX	719	312	155	88	65	29
7. 2002	XXX	XXX	XXX	XXX	XXX	583	360	230	98	64
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	726	589	283	206
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,340	927	635
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,683	1,079
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,722

SCHEDULE P - PART 4F - SECTION 1 - MEDICAL MALPRACTICE - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
1. Prior	35	11	6	6	1	2	2		1	6
2. 1997	27	13	6	5	1	(0)	0		0	3
3. 1998	XXX	20	12	14	3	1	0	(0)	0	1
4. 1999	XXX	XXX	30	32	12	4	5	2	2	2
5. 2000	XXX	XXX	XXX	49	22	11	5	7	3	10
6. 2001	XXX	XXX	XXX	XXX	48	27	20	14	4	9
7. 2002	XXX	XXX	XXX	XXX	XXX	54	35	31	13	14
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	67	63	45	23
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	89	69	54
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	100	80
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	109

SCHEDULE P - PART 4F - SECTION 2 - MEDICAL MALPRACTICE - CLAIMS-MADE

1. Prior	11	8								
2. 1997	33	9	2			0	0			
3. 1998	XXX	35	12	(2)	1	0	0			
4. 1999	XXX	XXX	44	53	10	0	4	0	2	1
5. 2000	XXX	XXX	XXX	135	64	11	7	4	1	(0)
6. 2001	XXX	XXX	XXX	XXX	225	100	10	11	2	0
7. 2002	XXX	XXX	XXX	XXX	XXX	266	112	34	22	10
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	298	176	47	15
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	359	194	37
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	417	282
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	448

SCHEDULE P - PART 4G - SPECIAL LIABILITY (OCEAN MARINE, AIRCRAFT (ALL PERILS), BOILER AND MACHINERY)

NONE

1. Prior										
2. 1997										
3. 1998	XXX									
4. 1999	XXX	XXX								
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX						
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4H - SECTION 1 - OTHER LIABILITY - OCCURRENCE

1. Prior	82	61	64	10	4	4	2	(0)	0	3
2. 1997	144	68	29	34	17	6	4	1	1	1
3. 1998	XXX	265	147	263	58	37	12	5	7	3
4. 1999	XXX	XXX	348	210	91	48	34	18	20	17
5. 2000	XXX	XXX	XXX	301	295	156	62	33	36	46
6. 2001	XXX	XXX	XXX	XXX	336	171	75	59	55	44
7. 2002	XXX	XXX	XXX	XXX	XXX	205	70	24	36	18
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	280	82	28	20
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	175	107	48
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	167	92
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	232

SCHEDULE P - PART 4H - SECTION 2 - OTHER LIABILITY - CLAIMS-MADE

1. Prior	203	128	60	33	11	2			3	
2. 1997	188	109	82	24	4	(12)		1	0	
3. 1998	XXX	235	147	78	27	8	5	7	2	2
4. 1999	XXX	XXX	394	154	59	29	11	0	(0)	
5. 2000	XXX	XXX	XXX	381	169	58	44	21	14	6
6. 2001	XXX	XXX	XXX	XXX	373	110	66	43	25	15
7. 2002	XXX	XXX	XXX	XXX	XXX	132	45	38	26	11
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	10	5		
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	50	30	11
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	79	30
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	83

SCHEDULE P - PART 4I - SPECIAL PROPERTY (FIRE, ALLIED LINES, INLAND MARINE, EARTHQUAKE, BURGLARY AND THEFT)

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	38	5	2
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19	3
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24

SCHEDULE P - PART 4J - AUTO PHYSICAL DAMAGE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	27	5	
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	47	
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	55

SCHEDULE P - PART 4K - FIDELITY/SURETY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24	11	5
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SCHEDULE P - PART 4L - OTHER (INCLUDING CREDIT, ACCIDENT AND HEALTH)

NONE

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4M - INTERNATIONAL

NONE

1. Prior										
2. 1997										
3. 1998	XXX									
4. 1999	XXX	XXX								
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX						
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

NONE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior										
2. 1997										
3. 1998	XXX									
4. 1999	XXX	XXX								
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX						
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

NONE

1. Prior										
2. 1997										
3. 1998	XXX									
4. 1999	XXX	XXX								
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX						
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4P - REINSURANCE

NONPROPORTIONAL ASSUMED FINANCIAL LINES

NONE

1. Prior										
2. 1997										
3. 1998	XXX									
4. 1999	XXX	XXX								
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX						
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 4R-SECTION 1 - PRODUCTS LIABILITY - OCCURRENCE

Years in Which Losses Were Incurred	Bulk and IBNR Reserves on Net Losses and Defense and Cost Containment Expenses Reported at Year End ($000 omitted)									
	1	2	3	4	5	6	7	8	9	10
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
1. Prior	13	4	2	0	0	0	1		(0)	0
2. 1997	14	9	3	2	1	1	0		0	0
3. 1998	XXX	15	8	3	2	1	0		0	0
4. 1999	XXX	XXX	13	7	2	3	0			
5. 2000	XXX	XXX	XXX	9	5	2	1	1	0	0
6. 2001	XXX	XXX	XXX	XXX	6	2	0	0	1	0
7. 2002	XXX	XXX	XXX	XXX	XXX	5	1	0	0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	4	0	0	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7	0	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14	4
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	30

SCHEDULE P - PART 4R-SECTION 2 - PRODUCTS LIABILITY - CLAIMS-MADE

1. Prior	24	13	4	1	3	1				
2. 1997	14	7	3	0	1	1				
3. 1998	XXX	6	6	2	1	0				
4. 1999	XXX	XXX	7	0	5	5				
5. 2000	XXX	XXX	XXX	5	2	2	1			
6. 2001	XXX	XXX	XXX	XXX	3	2	1			
7. 2002	XXX	XXX	XXX	XXX	XXX	0	(0)			
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	0			
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14		
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7	
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20

SCHEDULE P - PART 4S - FINANCIAL GUARANTY/MORTGAGE GUARANTY

1. Prior	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
2. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
3. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

NONE

Sch. P-Pt. 5A-Sn. 1
NONE

Sch. P-Pt. 5A-Sn. 2
NONE

Sch. P-Pt. 5A-Sn. 3
NONE

Sch. P-Pt. 5B-Sn. 1
NONE

Sch. P-Pt. 5B-Sn. 2
NONE

Sch. P-Pt. 5B-Sn. 3
NONE

SCHEDULE P - PART 5C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	82	8	7	1	0		0			
2. 1997	41	78	86	86	86	86	86	86	86	86
3. 1998	XXX	55	172	202	213	216	216	218	219	220
4. 1999	XXX	XXX	90	187	227	245	251	253	253	253
5. 2000	XXX	XXX	XXX	150	321	376	399	408	413	412
6. 2001	XXX	XXX	XXX	XXX	123	203	225	234	237	237
7. 2002	XXX	XXX	XXX	XXX	XXX	40	54	60	64	65
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	80	117	78	79
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	99	158	167
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	114	201
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	118

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	16	7	4	0	0	0				0
2. 1997	66	11	7							
3. 1998	XXX	146	53	14	8	4	4	2	2	1
4. 1999	XXX	XXX	100	55	24	11	4	1	2	1
5. 2000	XXX	XXX	XXX	188	84	39	17	8	2	1
6. 2001	XXX	XXX	XXX	XXX	136	47	21	9	5	3
7. 2002	XXX	XXX	XXX	XXX	XXX	26	10	4	3	2
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	36	11	4	2
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	51	12	6
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	83	18
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	78

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	(39)	2	5	(1)		(0)				
2. 1997	140	153	162	155	155	155	155	155	155	155
3. 1998	XXX	259	384	385	390	392	393	393	394	394
4. 1999	XXX	XXX	308	463	520	527	528	530	531	531
5. 2000	XXX	XXX	XXX	544	797	823	832	837	839	839
6. 2001	XXX	XXX	XXX	XXX	382	446	455	458	459	459
7. 2002	XXX	XXX	XXX	XXX	XXX	99	105	107	110	111
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	124	141	94	94
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	161	188	191
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	211	243
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	218

SCHEDULE P - PART 5D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	244	44	13	5	3	1	2	1	0	0
2. 1997	318	597	632	644	649	651	652	652	653	653
3. 1998	XXX	425	814	849	858	864	868	870	873	874
4. 1999	XXX	XXX	448	861	916	930	941	946	948	950
5. 2000	XXX	XXX	XXX	531	1,079	1,153	1,180	1,197	1,204	1,211
6. 2001	XXX	XXX	XXX	XXX	767	1,191	1,250	1,273	1,286	1,293
7. 2002	XXX	XXX	XXX	XXX	XXX	394	631	668	683	691
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	313	579	612	629
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	317	577	608
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	275	506
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	252

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	60	25	14	9	6	6	5	4	3	3
2. 1997	264	52	23	10	6	4	3	2	2	1
3. 1998	XXX	355	81	37	20	14	10	7	4	4
4. 1999	XXX	XXX	403	95	45	28	17	11	9	7
5. 2000	XXX	XXX	XXX	547	139	76	46	28	20	14
6. 2001	XXX	XXX	XXX	XXX	438	117	59	36	23	18
7. 2002	XXX	XXX	XXX	XXX	XXX	261	70	35	20	12
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	282	66	35	20
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	270	69	34
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	258	57
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	244

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	139	(21)	2	8	(1)		0			
2. 1997	704	841	849	852	853	853	854	854	854	854
3. 1998	XXX	924	1,137	1,150	1,141	1,143	1,143	1,144	1,144	1,145
4. 1999	XXX	XXX	1,001	1,190	1,200	1,203	1,206	1,207	1,207	1,207
5. 2000	XXX	XXX	XXX	1,287	1,509	1,523	1,526	1,529	1,530	1,531
6. 2001	XXX	XXX	XXX	XXX	1,552	1,707	1,715	1,718	1,720	1,721
7. 2002	XXX	XXX	XXX	XXX	XXX	776	860	865	866	868
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	712	800	805	808
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	710	802	809
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	636	696
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	616

SCHEDULE P - PART 5E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
1. Prior	60	18	9	7	2	5	4	5	5	3
2. 1997	101	134	135	140	141	142	142	143	144	144
3. 1998	XXX	130	180	189	198	199	200	201	203	203
4. 1999	XXX	XXX	178	269	287	294	299	302	305	305
5. 2000	XXX	XXX	XXX	209	335	350	357	361	364	365
6. 2001	XXX	XXX	XXX	XXX	222	297	310	317	323	325
7. 2002	XXX	XXX	XXX	XXX	XXX	134	175	181	185	188
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	97	130	135	138
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	86	128	134
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	82	114
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	80

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
1. Prior	37	25	21	16	16	14	17	15	9	7
2. 1997	32	14	8	5	3	2	2	2	1	2
3. 1998	XXX	63	26	15	7	6	4	7	5	3
4. 1999	XXX	XXX	81	34	18	12	8	9	7	5
5. 2000	XXX	XXX	XXX	112	28	15	10	6	3	2
6. 2001	XXX	XXX	XXX	XXX	77	27	17	11	7	4
7. 2002	XXX	XXX	XXX	XXX	XXX	47	14	9	5	3
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	37	14	9	6
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	58	25	24
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	51	31
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	51

SECTION 3

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
1. Prior	37	14	10	14	1	6	6	1	1	
2. 1997	187	227	225	234	234	236	237	240	242	244
3. 1998	XXX	259	311	325	332	339	343	350	356	360
4. 1999	XXX	XXX	332	439	453	462	468	477	484	490
5. 2000	XXX	XXX	XXX	417	519	532	536	539	542	542
6. 2001	XXX	XXX	XXX	XXX	386	447	457	461	466	466
7. 2002	XXX	XXX	XXX	XXX	XXX	237	264	268	270	271
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	179	207	211	213
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	189	226	238
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	169	209
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	174

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	0	0	0	1	0	0				
2. 1997						0	0	0	0	0
3. 1998	XXX			0	0	0	0	0	0	0
4. 1999	XXX	XXX			0	0	0	0	0	0
5. 2000	XXX	XXX	XXX			0	0	1	1	1
6. 2001	XXX	XXX	XXX	XXX				0	0	0
7. 2002	XXX	XXX	XXX	XXX	XXX				0	1
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX			0	1
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	3	3	2	1	0	0	0	0	0	
2. 1997	0	1	1	0	0	0				0
3. 1998	XXX	0	1	1	0	0	0			
4. 1999	XXX	XXX	0	1	0	1	0			
5. 2000	XXX	XXX	XXX	0	1	2	1	0	0	0
6. 2001	XXX	XXX	XXX	XXX	0	1	1	1	0	
7. 2002	XXX	XXX	XXX	XXX	XXX	0	0	1	1	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	0	1	1	1
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1	1
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	2	2	1	1						
2. 1997	0	1	2	2	2	2	2	2	2	2
3. 1998	XXX	0	2	3	3	3	3	3	3	3
4. 1999	XXX	XXX	1	2	2	2	2	2	3	3
5. 2000	XXX	XXX	XXX	0	1	2	3	3	3	3
6. 2001	XXX	XXX	XXX	XXX	0	1	2	3	3	3
7. 2002	XXX	XXX	XXX	XXX	XXX	0	1	2	2	2
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	0	1	2	3
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX		1	2
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0

SCHEDULE P - PART 5F - MEDICAL MALPRACTICE - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	1	1	0							
2. 1997		0	1	1	1	1	1	1	1	1
3. 1998	XXX		0	1	2	2	2	2	2	2
4. 1999	XXX	XXX		0	1	2	2	3	3	3
5. 2000	XXX	XXX	XXX		1	1	2	3	3	3
6. 2001	XXX	XXX	XXX	XXX	0	0	2	2	3	3
7. 2002	XXX	XXX	XXX	XXX	XXX	0	0	2	3	3
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	0	0	2	3
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	2
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	4	1								
2. 1997	5	3	1	0	0	0	0			
3. 1998	XXX	6	4	1	0	0	0			
4. 1999	XXX	XXX	9	4	2	1	0	0	0	0
5. 2000	XXX	XXX	XXX	8	4	2	1	0		
6. 2001	XXX	XXX	XXX	XXX	8	6	3	0	0	
7. 2002	XXX	XXX	XXX	XXX	XXX	9	6	2	1	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	10	5	3	1
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9	4	2
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	2
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	2	0								
2. 1997	6	8	8	8	8	8	8	8	8	8
3. 1998	XXX	7	9	9	9	9	9	9	9	9
4. 1999	XXX	XXX	10	11	11	11	11	11	11	11
5. 2000	XXX	XXX	XXX	10	11	11	11	11	11	11
6. 2001	XXX	XXX	XXX	XXX	10	11	11	11	11	11
7. 2002	XXX	XXX	XXX	XXX	XXX	11	13	14	14	14
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	13	15	16	16
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12	12	13
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6	7
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6

SCHEDULE P - PART 5H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	14	9	8	2	1	1	1	0		
2. 1997	0	3	5	7	8	8	8	9	9	9
3. 1998	XXX	2	7	11	13	14	15	15	16	16
4. 1999	XXX	XXX	9	17	21	26	30	32	33	33
5. 2000	XXX	XXX	XXX	6	13	17	21	23	24	25
6. 2001	XXX	XXX	XXX	XXX	7	11	15	17	18	19
7. 2002	XXX	XXX	XXX	XXX	XXX	3	4	5	5	5
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	2	4	5	6
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1	12	14
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	4
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	48	37	18	9	6	4	2	1	0	1
2. 1997	15	24	13	3	1	0	0			
3. 1998	XXX	22	32	12	5	3	2	1	1	0
4. 1999	XXX	XXX	32	26	14	11	7	4	2	0
5. 2000	XXX	XXX	XXX	26	15	11	7	3	2	1
6. 2001	XXX	XXX	XXX	XXX	12	11	7	4	2	1
7. 2002	XXX	XXX	XXX	XXX	XXX	9	5	2	1	1
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	3	2	1	1
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7	4	4
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	4	3
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	29	9	4	(2)	(1)				0	
2. 1997	20	37	43	40	40	40	40	40	40	40
3. 1998	XXX	30	63	58	59	59	59	60	60	60
4. 1999	XXX	XXX	52	69	77	81	82	82	82	82
5. 2000	XXX	XXX	XXX	40	60	65	68	68	69	69
6. 2001	XXX	XXX	XXX	XXX	32	48	51	53	54	54
7. 2002	XXX	XXX	XXX	XXX	XXX	18	22	24	25	25
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	7	14	16	17
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	21	40	42
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14	18
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	15

SCHEDULE P - PART 5H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	2	2	6	2	0	0	0	0		
2. 1997	1	2	5	7	7	7	8	8	8	8
3. 1998	XXX	0	2	5	6	6	7	7	7	8
4. 1999	XXX	XXX	1	4	6	8	8	9	9	9
5. 2000	XXX	XXX	XXX	1	5	9	12	13	13	13
6. 2001	XXX	XXX	XXX	XXX	0	6	12	16	16	16
7. 2002	XXX	XXX	XXX	XXX	XXX	1	5	9	9	10
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX			0	0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	1
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2	5
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	26	34	13	1	1	0	0	0	0	
2. 1997	26	31	7	3	1	1	1	0	0	0
3. 1998	XXX	25	17	6	4	3	1	1	0	0
4. 1999	XXX	XXX	28	16	6	3	2			
5. 2000	XXX	XXX	XXX	36	18	8	3	1	1	0
6. 2001	XXX	XXX	XXX	XXX	40	20	9	3	2	1
7. 2002	XXX	XXX	XXX	XXX	XXX	21	9	3	2	1
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	0	1		
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	1	1
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8	2
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	7	9	1	(9)	(0)		0	0		
2. 1997	33	47	37	36	36	36	37	37	37	37
3. 1998	XXX	30	38	38	38	38	38	38	38	38
4. 1999	XXX	XXX	37	46	46	47	47	47	47	47
5. 2000	XXX	XXX	XXX	47	51	51	51	52	52	52
6. 2001	XXX	XXX	XXX	XXX	49	55	56	57	57	57
7. 2002	XXX	XXX	XXX	XXX	XXX	33	37	38	38	38
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	1	4	5	5
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14	17	17
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24	25
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	19

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior		0	0		0	0				
2. 1997						0	0	0	0	0
3. 1998	XXX					0	0	0	0	0
4. 1999	XXX	XXX								
5. 2000	XXX	XXX	XXX	0	0	1	1	1	1	1
6. 2001	XXX	XXX	XXX	XXX	0	0	0	0	0	0
7. 2002	XXX	XXX	XXX	XXX	XXX	0	0	0	0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	1	1	1	1	0					
2. 1997		0	0	0	0	0				
3. 1998	XXX		0	0	0			0		
4. 1999	XXX	XXX		0						
5. 2000	XXX	XXX	XXX	0	0		0			
6. 2001	XXX	XXX	XXX	XXX			0			
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX			0	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0		
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1

SECTION 3A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006
1. Prior	0	0	0	0						
2. 1997		0	0	1	1	1	1	1	1	1
3. 1998	XXX		0	0	0	0	0	0	0	0
4. 1999	XXX	XXX		0	0	0	0	0	0	0
5. 2000	XXX	XXX	XXX	0	1	1	1	1	1	1
6. 2001	XXX	XXX	XXX	XXX	0	0	1	1	1	1
7. 2002	XXX	XXX	XXX	XXX	XXX	0	0	0	0	0
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX		0	0	0
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	0	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	1
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2

SCHEDULE P - PART 5R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Closed with Loss Payment Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
1. Prior	0	1	0			0				
2. 1997				0	0	0	0	0	0	0
3. 1998	XXX									
4. 1999	XXX	XXX								0
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX						
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Number of Claims Outstanding Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
1. Prior	1	1	1	0	0					
2. 1997	1	0	0							
3. 1998	XXX		0	0	0	0				
4. 1999	XXX	XXX	0	0	0	0	0	0	0	
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX		0				
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SECTION 3B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Number of Claims Reported Direct and Assumed at Year End									
	1	2	3	4	5	6	7	8	9	10
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
1. Prior			(0)		(0)					
2. 1997	1	1	1	1	1	1	1	1	1	1
3. 1998	XXX		0	0	0	0	0	0	0	0
4. 1999	XXX	XXX	0	0	0	0	0	0	0	0
5. 2000	XXX	XXX	XXX							
6. 2001	XXX	XXX	XXX	XXX		0	0	0	0	0
7. 2002	XXX	XXX	XXX	XXX	XXX					
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	

SCHEDULE P - PART 6C - COMMERCIAL AUTO/TRUCK LIABILITY/MEDICAL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	Current Year Premiums Earned
1. Prior	11	(1)									
2. 1997	235	236	237	236	236	236	236	236	236	236	
3. 1998	XXX	1,265	1,289	1,270	1,263	1,260	1,259	1,259	1,259	1,259	
4. 1999	XXX	XXX	2,261	2,398	2,346	2,352	2,354	2,354	2,354	2,354	
5. 2000	XXX	XXX	XXX	4,147	4,094	4,068	4,055	4,055	4,055	4,055	
6. 2001	XXX	XXX	XXX	XXX	4,169	4,029	4,004	4,003	4,004	4,004	
7. 2002	XXX	XXX	XXX	XXX	XXX	2,237	2,230	2,228	2,228	2,228	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	1,205	1,209	1,220	1,220	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,775	5,809	5,809	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,614	5,907	293
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,521	5,521
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5,814
13. Earned Prems.(P-Pt 1)	246	1,265	2,287	4,263	4,057	2,074	1,679	3,820	5,660	5,814	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	Current Year Premiums Earned
1. Prior	1	(0)									
2. 1997	7	7	8	7	7	7	7	7	7	7	
3. 1998	XXX	748	764	748	744	743	742	742	742	742	
4. 1999	XXX	XXX	1,415	1,523	1,491	1,494	1,495	1,495	1,495	1,495	
5. 2000	XXX	XXX	XXX	3,200	3,171	3,160	3,155	3,155	3,155	3,155	
6. 2001	XXX	XXX	XXX	XXX	1,369	1,330	1,324	1,324	1,324	1,324	
7. 2002	XXX	XXX	XXX	XXX	XXX	367	365	365	365	365	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	85	85	88	88	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,849	2,851	2,851	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,118	1,146	29
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	852	852
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	880
13. Earned Prems.(P-Pt 1)	8	748	1,432	3,290	1,304	319	385	893	1,123	880	XXX

SCHEDULE P - PART 6D - WORKERS' COMPENSATION

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	Current Year Premiums Earned
1. Prior	133	2	(5)	(1)						3	3
2. 1997	6,828	7,042	7,120	7,126	7,123	7,122	7,121	7,121	7,121	7,122	0
3. 1998	XXX	8,450	9,028	9,049	9,048	9,042	9,038	9,039	9,039	9,039	
4. 1999	XXX	XXX	8,740	9,255	9,395	9,354	9,339	9,340	9,339	9,343	4
5. 2000	XXX	XXX	XXX	12,773	14,319	14,372	14,330	14,309	14,303	14,312	9
6. 2001	XXX	XXX	XXX	XXX	12,817	13,766	13,759	13,745	13,742	13,763	21
7. 2002	XXX	XXX	XXX	XXX	XXX	10,176	10,603	10,596	10,596	10,600	3
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	12,507	13,357	13,344	13,337	(7)
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	14,653	15,576	15,555	(21)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,887	13,880	993
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	11,288	11,288
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	12,293
13. Earned Prems.(P-Pt 1)	6,961	8,667	9,392	12,179	14,007	10,820	12,313	14,341	13,788	12,293	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	Current Year Premiums Earned
1. Prior	12	1	(1)	(0)	(2)					0	0
2. 1997	2,578	2,631	2,674	2,682	2,683	2,682	2,682	2,682	2,682	2,682	
3. 1998	XXX	3,070	3,353	3,364	3,381	3,373	3,371	3,371	3,371	3,371	
4. 1999	XXX	XXX	3,194	3,363	3,452	3,432	3,423	3,422	3,422	3,422	1
5. 2000	XXX	XXX	XXX	6,131	7,006	7,020	7,005	7,000	6,997	6,997	0
6. 2001	XXX	XXX	XXX	XXX	7,456	7,952	7,951	7,950	7,949	7,949	0
7. 2002	XXX	XXX	XXX	XXX	XXX	3,174	3,290	3,295	3,296	3,296	1
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	3,866	4,111	4,114	4,113	(1)
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	3,695	3,799	3,796	(3)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,742	1,912	170
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,318	1,318
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,485
13. Earned Prems.(P-Pt 1)	2,589	3,124	3,519	4,905	7,791	3,072	3,403	2,817	1,846	1,485	XXX

SCHEDULE P - PART 6E - COMMERCIAL MULTIPLE PERIL

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	(6)	(2)				0					
2. 1997	1,785	1,826	1,825	1,824	1,824	1,825	1,825	1,825	1,825	1,825	
3. 1998	XXX	2,698	2,763	2,761	2,763	2,764	2,763	2,763	2,763	2,763	
4. 1999	XXX	XXX	3,409	3,554	3,549	3,550	3,549	3,549	3,549	3,549	
5. 2000	XXX	XXX	XXX	4,159	4,260	4,266	4,266	4,266	4,265	4,265	
6. 2001	XXX	XXX	XXX	XXX	4,310	4,317	4,320	4,316	4,316	4,316	
7. 2002	XXX	XXX	XXX	XXX	XXX	3,526	3,567	3,544	3,543	3,543	(1)
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	3,740	3,784	3,788	3,785	(3)
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	6,469	6,528	6,517	(11)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	7,890	8,305	415
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	8,733	8,733
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	9,133
13. Earned Prems.(P-Pt 1)	1,779	2,738	3,473	4,002	4,276	3,467	3,773	6,485	7,951	9,133	XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	(5)	(1)				0					
2. 1997	659	686	686	686	686	687	687	687	687	687	
3. 1998	XXX	1,621	1,642	1,641	1,642	1,643	1,643	1,643	1,643	1,643	
4. 1999	XXX	XXX	1,892	1,971	1,971	1,973	1,972	1,972	1,972	1,972	
5. 2000	XXX	XXX	XXX	2,369	2,390	2,400	2,400	2,400	2,400	2,400	
6. 2001	XXX	XXX	XXX	XXX	1,686	1,684	1,686	1,686	1,686	1,686	
7. 2002	XXX	XXX	XXX	XXX	XXX	1,182	1,196	1,192	1,192	1,192	(0)
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	1,161	1,175	1,176	1,176	(0)
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,104	2,124	2,122	(2)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,448	2,559	111
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,711	2,711
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	2,819
13. Earned Prems.(P-Pt 1)	654	1,648	1,913	2,146	1,575	1,121	1,166	2,114	2,468	2,819	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	(1)	(1)									
2. 1997	670	734	734	734	736	736	736	736	736	736	
3. 1998	XXX	1,104	1,125	1,125	1,126	1,128	1,128	1,128	1,128	1,127	(1)
4. 1999	XXX	XXX	1,464	1,531	1,535	1,541	1,541	1,542	1,542	1,542	
5. 2000	XXX	XXX	XXX	1,558	1,625	1,625	1,623	1,625	1,625	1,625	
6. 2001	XXX	XXX	XXX	XXX	1,390	1,410	1,411	1,415	1,415	1,415	
7. 2002	XXX	XXX	XXX	XXX	XXX	814	800	803	803	803	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	840	850	851	851	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,046	1,067	1,058	(8)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,189	1,287	98
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,212	1,212
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	1,301
13. Earned Prems.(P-Pt 1)	668	1,167	1,485	1,624	1,461	836	807	1,017	1,211	1,301	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	(1)	(0)									
2. 1997	174	185	185	185	187	187	187	187	187	187	
3. 1998	XXX	121	132	130	131	131	131	131	131	131	(0)
4. 1999	XXX	XXX	532	572	573	574	574	574	574	574	
5. 2000	XXX	XXX	XXX	731	750	750	749	750	750	750	
6. 2001	XXX	XXX	XXX	XXX	602	608	607	610	611	611	
7. 2002	XXX	XXX	XXX	XXX	XXX	527	521	523	522	522	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	413	418	420	420	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	703	753	748	(5)
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	681	722	41
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	587	587
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	622
13. Earned Prems.(P-Pt 1)	173	132	542	769	537	473	432	511	733	622	XXX

SCHEDULE P - PART 6H - OTHER LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	(5)	(1)		0	(0)						
2. 1997	1,201	1,201	1,201	1,201	1,201	1,201	1,201	1,201	1,201	1,201	
3. 1998	XXX	1,269	1,228	1,227	1,227	1,227	1,227	1,227	1,227	1,227	
4. 1999	XXX	XXX	1,485	1,456	1,456	1,456	1,456	1,456	1,456	1,456	
5. 2000	XXX	XXX	XXX	1,585	1,600	1,606	1,598	1,598	1,598	1,598	
6. 2001	XXX	XXX	XXX	XXX	1,659	1,673	1,669	1,669	1,669	1,669	
7. 2002	XXX	XXX	XXX	XXX	XXX	777	759	759	760	760	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	99	101	101	101	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	288	290	290	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	390	408	18
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	404	404
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	422
13. Earned Prems.(P-Pt 1)	1,196	1,267	1,445	1,555	1,674	796	70	290	391	422	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior	2				(0)						
2. 1997	184	187	187	187	187	187	187	187	187	187	
3. 1998	XXX	190	174	171	170	171	171	171	171	171	
4. 1999	XXX	XXX	244	215	214	215	215	215	215	215	
5. 2000	XXX	XXX	XXX	388	386	392	384	384	384	384	
6. 2001	XXX	XXX	XXX	XXX	779	801	797	797	797	797	
7. 2002	XXX	XXX	XXX	XXX	XXX	448	431	431	431	431	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	33	33	33	33	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	155	155	155	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	61	65	4
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	54	54
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	57
13. Earned Prems.(P-Pt 1)	186	193	228	361	499	282	4	155	62	57	XXX

SCHEDULE P - PART 6M - INTERNATIONAL

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior											
2. 1997										0	
3. 1998	XXX									0	
4. 1999	XXX	XXX								0	
5. 2000	XXX	XXX	XXX							0	
6. 2001	XXX	XXX	XXX	XXX						0	
7. 2002	XXX	XXX	XXX	XXX	XXX					0	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted) 1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	11 Current Year Premiums Earned
1. Prior											
2. 1997										0	
3. 1998	XXX									0	
4. 1999	XXX	XXX								0	
5. 2000	XXX	XXX	XXX							0	
6. 2001	XXX	XXX	XXX	XXX						0	
7. 2002	XXX	XXX	XXX	XXX	XXX					0	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt 1)											XXX

SCHEDULE P - PART 6N - REINSURANCE

NONPROPORTIONAL ASSUMED PROPERTY

SECTION 1

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	Current Year Premiums Earned
1. Prior											
2. 1997										0	
3. 1998	XXX									0	
4. 1999	XXX	XXX								0	
5. 2000	XXX	XXX	XXX							0	
6. 2001	XXX	XXX	XXX	XXX						0	
7. 2002	XXX	XXX	XXX	XXX	XXX					0	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

SECTION 2

NONE

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	Current Year Premiums Earned
1. Prior											
2. 1997										0	
3. 1998	XXX									0	
4. 1999	XXX	XXX								0	
5. 2000	XXX	XXX	XXX							0	
6. 2001	XXX	XXX	XXX	XXX						0	
7. 2002	XXX	XXX	XXX	XXX	XXX					0	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)											XXX

SCHEDULE P - PART 6O - REINSURANCE

NONPROPORTIONAL ASSUMED LIABILITY

SECTION 1

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	Current Year Premiums Earned
1. Prior											
2. 1997										0	
3. 1998	XXX									0	
4. 1999	XXX	XXX								0	
5. 2000	XXX	XXX	XXX	(661)	(661)	(661)	(661)	(661)	(661)	(661)	
6. 2001	XXX	XXX	XXX	XXX						0	
7. 2002	XXX	XXX	XXX	XXX	XXX					0	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	291	291	291	291	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	419	419	419	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)						0					XXX

SECTION 2

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1 1997	2 1998	3 1999	4 2000	5 2001	6 2002	7 2003	8 2004	9 2005	10 2006	Current Year Premiums Earned
1. Prior											
2. 1997										0	
3. 1998	XXX									0	
4. 1999	XXX	XXX								0	
5. 2000	XXX	XXX	XXX							0	
6. 2001	XXX	XXX	XXX	XXX						0	
7. 2002	XXX	XXX	XXX	XXX	XXX					0	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX				0	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX			0	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX		0	
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0	
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	0
13. Earned Prems.(P-Pt.1)							(332)	(266)			XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - OCCURRENCE

SECTION 1A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	
1. Prior	7	1	0								
2. 1997	74	77	75	75	76	76	76	76	76	76	
3. 1998	XXX	87	84	82	83	83	83	83	83	83	
4. 1999	XXX	XXX	76	57	56	56	56	56	56	56	
5. 2000	XXX	XXX	XXX	67	59	58	58	58	58	58	
6. 2001	XXX	XXX	XXX	XXX	50	47	45	45	45	45	
7. 2002	XXX	XXX	XXX	XXX	XXX	27	24	24	24	24	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	34	35	35	35	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	27	27	27	0
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	44	47	3
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	94	94
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	97
13. Earned Prems.(P-Pt 1)	81	91	71	46	42	24	29	27	45	97	XXX

SECTION 2A

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	
1. Prior	4	0									
2. 1997	37	41	40	40	41	41	41	41	41	41	
3. 1998	XXX	42	40	39	40	40	40	40	40	40	
4. 1999	XXX	XXX	30	24	24	24	24	24	24	24	
5. 2000	XXX	XXX	XXX	17	16	16	16	16	16	16	
6. 2001	XXX	XXX	XXX	XXX	18	17	17	17	18	18	
7. 2002	XXX	XXX	XXX	XXX	XXX	9	8	8	9	9	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	6	7	7	7	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	5	5	5	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	10	10	0
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24	24
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	24
13. Earned Prems.(P-Pt 1)	41	47	26	11	18	8	6	5	11	24	XXX

SCHEDULE P - PART 6R - PRODUCTS LIABILITY - CLAIMS-MADE

SECTION 1B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Direct and Assumed at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	
1. Prior	(2)			(0)							
2. 1997	64	61	61	61	61	61	61	61	61	61	
3. 1998	XXX	50	38	38	38	38	38	38	38	38	
4. 1999	XXX	XXX	56	51	51	51	51	51	51	51	
5. 2000	XXX	XXX	XXX	34	32	32	32	(80)	(80)	(80)	
6. 2001	XXX	XXX	XXX	XXX	21	12	12	(138)	(138)	(138)	
7. 2002	XXX	XXX	XXX	XXX	XXX	7	7	2	2	2	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	51	46	46	46	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	323	323	323	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	33	33	
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	53	53
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	53
13. Earned Prems.(P-Pt 1)	62	48	43	29	20	(4)	51	52	33	53	XXX

SECTION 2B

Years in Which Premiums Were Earned and Losses Were Incurred	Cumulative Premiums Earned Ceded at Year End ($000 omitted)										11
	1	2	3	4	5	6	7	8	9	10	Current Year Premiums Earned
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	
1. Prior	(0)			(0)							
2. 1997	24	23	22	22	22	22	22	22	22	22	
3. 1998	XXX	38	29	29	29	29	29	29	29	29	
4. 1999	XXX	XXX	22	20	20	20	20	20	20	20	
5. 2000	XXX	XXX	XXX	17	16	15	15	7	7	7	
6. 2001	XXX	XXX	XXX	XXX	14	8	8	0	0	0	
7. 2002	XXX	XXX	XXX	XXX	XXX	3	3	3	3	3	
8. 2003	XXX	XXX	XXX	XXX	XXX	XXX	9	9	9	9	
9. 2004	XXX	XXX	XXX	XXX	XXX	XXX	XXX	17	17	17	
10. 2005	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	20	20	
11. 2006	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16	16
12. Total	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	16
13. Earned Prems.(P-Pt 1)	23	37	13	15	13	(4)	9	(0)	20	16	XXX

Sch. P-Pt. 7A-Sn. 1
NONE

Sch. P-Pt. 7A-Sn. 2
NONE

Sch. P-Pt. 7A-Sn. 3
NONE

Sch. P-Pt. 7A-Sn. 4
NONE

Sch. P-Pt. 7A-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 1
NONE

Sch. P-Pt. 7B-Sn. 2
NONE

Sch. P-Pt. 7B-Sn. 3
NONE

Sch. P-Pt. 7B-Sn. 4
NONE

Sch. P-Pt. 7B-Sn. 5
NONE

Sch. P-Pt. 7B-Sn. 6
NONE

Sch. P-Pt. 7B-Sn. 7
NONE

SCHEDULE P INTERROGATORIES

1. What is the extended loss and expense reserve - direct and assumed - for the following classes? An example of an extended loss and expense reserve is the actuarial reserve for the free-tail coverage arising upon death, disability or retirement in most medical malpractice policies. Such a liability is to be reported here even if it was not reported elsewhere in Schedule P, but otherwise reported as a liability item on Page 3. Show the full reserve amount, not just the change during the current year.

Years in Which Premiums Were Earned and Losses Were Incurred	1 Medical Malpractice	2 Other Liability	3 Products Liability
1.01 Prior			
1.02 1997			
1.03 1998			
1.04 1999			
1.05 2000			
1.06 2001			
1.07 2002			
1.08 2003			
1.09 2004			
1.10 2005			
1.11 2006	50,991		
1.12 Totals	50,991	0	0

2. The definition of allocated loss adjustment expenses (ALAE) and, therefore, unallocated loss adjustment expenses (ULAE) was changed effective January 1, 1998. This change in definition applies to both paid and unpaid expenses. Are these expenses (now reported as "Defense and Cost Containment" and "Adjusting and Other") reported in compliance with these definitions in this statement? Yes [X] No [ ]

3. The Adjusting and Other expense payments and reserves should be allocated to the years in which the losses were incurred based on the number of claims reported, closed and outstanding in those years. When allocating Adjusting and Other expense between companies in a group or a pool, the Adjusting and Other expense should be allocated in the same percentage used for the loss amounts and the claim counts. For reinsurers, Adjusting and Other expense assumed should be reported according to the reinsurance contract. For Adjusting and Other expense incurred by reinsurers, or in those situations where suitable claim count information is not available, Adjusting and Other expense should be allocated by a reasonable method determined by the company and described in Interrogatory 7, below. Are they so reported in this statement? Yes [X] No [ ]

4. Do any lines in Schedule P include reserves that are reported gross of any discount to present value of future payments, and that are reported net of such discounts on Page 10? Yes [ ] No [X]

   If Yes, proper disclosure must be made in the Notes to Financial Statements, as specified in the Instructions. Also, the discounts must be reported in Schedule P - Part 1, Columns 32 and 33.

   Schedule P must be completed gross of non-tabular discounting. Work papers relating to discount calculations must be available for examination upon request.

   Discounting is allowed only if expressly permitted by the state insurance department to which this Annual Statement is being filed.

5. What were the net premiums in force at the end of the year for: (in thousands of dollars)
   5.1 Fidelity
   5.2 Surety $7

6. Claim count information is reported per claim or per claimant. (Indicate which). PER CLAIMANT
   If not the same in all years, explain in Interrogatory 7.

7.1 The information provided in Schedule P will be used by many persons to estimate the adequacy of the current loss and expense reserves, among other things. Are there any especially significant events, coverage, retention or accounting changes that have occurred that must be considered when making such analyses? Yes [X] No [ ]

7.2 An extended statement may be attached.

1) Adjusting and other expense payments were allocated to the years in which the losses were incurred based on reported, open and closed claim counts. This is a change in methodology from the traditional paid-to-paid method used last year, and it only applies to year-to-date paid activity in 2006. Adjusting and other expense reserves were allocated to the years in which the losses were incurred based on the traditional paid-to-paid method. This is not a change from last year.

2) The retention per claim for workers' compensation was $500,000 before 1999, $100,000 from 1999 until 4/1/2002, and $300,000 after 4/1/2002. The per claim retention for workers' compensation increased to $350,000, $750,000, and $1 million effective 4/1/2004, 4/1/2005, and 4/1/2006 respectively.

3) Effective 10/1/2000, a quota share agreement was entered into between Employers Re (ERC) and Ameritrust Insurance Corporation. This agreement covered certain workers compensation programs. This treaty was cancelled effective 12/31/2001 and commuted effective 9/30/2004.

4) Effective 1/1/2005, Ameritrust Insurance Corporation began an intercompany pooling arrangement with Star Insurance Company (NAIC #18023), Savers Property and Casualty Insurance Company (NAIC #16551) and Williamsburg National Insurance Company (NAIC #25780). The respective percentages are: 10.0%, 56.6%, 22.0% and 11.4% as of 1/1/2006. All lines of business are included in this arrangement except accident and health.

5) There was a recovery of $3.8 million on one surety bond in 2006. The pooling percentage share of this recovery is listed in the prior year row of Schedule P - Part 1K, Column 10.

6) Salvage and subrogation are reported gross of reinsurance in Part 1 columns 10 and 23. Loss reserves have not been reduced for anticipated surety recoveries.

END